935729

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE [redacted]

02026435

REGISTRANT'S NAME Henderson Investment Ltd

*CURRENT ADDRESS ____________________

____

____

PROCESSED

APR 1 1 2002

THOMSON FINANCIAL

**FORMER NAME ____________________

**NEW ADDRESS ____________________

____

____

FILE NO. 82- 3964   FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1-18-02

82-3964

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

6-30-01

02 JAN -8 AM 8:50

2001
Annual Report 年報




Hong Kong & China Gas
Hong Kong Ferry (Holdings)

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Investment Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:

Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Tat Man
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
Lau Chi Keung
Donald Cheung Ping Keung
Augustine Wong Ho Ming
Suen Kwok Lam
Sit Pak Wing

Independent Non-executive Directors:

Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Registered Office:

6th Floor
World-Wide House
19 Des Voeux Road Central
Hong Kong

GENERAL MANDATES FOR REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND TO ISSUE SHARES

24th October, 2001

To the Shareholders of the Company

Dear Sir/Madam,

GENERAL MANDATES FOR REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND TO ISSUE SHARES

INTRODUCTION

The purpose of this document is to provide you with information regarding the proposed general mandates for repurchase by the Company of its own shares and to issue shares, and to seek your approval at the annual general meeting of the Company ("Annual General Meeting") to be held on 10th December, 2001 at 12:00 noon in connection with, inter alia, such matters.

GENERAL MANDATE FOR REPURCHASE BY THE COMPANY OF ITS OWN SHARES

At the annual general meeting held on 4th December, 2000, a general mandate was given to the Directors to exercise the powers of the Company to repurchase shares of HK$0.20 each of the Company ("Shares") up to a maximum of ten per cent. of the issued share capital of the Company at the date of the ordinary resolution. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting to be held on 10th December, 2001 at 12:00 noon. Your attention is drawn to Ordinary Resolution (A) set out in the notice convening the Annual General Meeting dated 4th October, 2001 contained in the 2001 Annual Report of the Company which has been sent to the shareholders of the Company. Such Ordinary Resolution proposes to give a general mandate to the Directors to exercise the powers of the Company to repurchase at any time until the conclusion of the next annual general meeting of the Company following the passing of the relevant resolution or such earlier period as stated therein, Shares up to a maximum of ten per cent. of the issued share capital of the Company at the date of passing that Ordinary Resolution ("Repurchase Mandate").

An explanatory statement, as required under the relevant rules set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules") regulating the repurchase by companies with primary listings on the Stock Exchange of their own shares on the Stock Exchange ("Shares Repurchase Rules") and under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) ("Companies Ordinance"), to provide the requisite information for your consideration of the Repurchase Mandate is set out in the Appendix hereto.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the Annual General Meeting to be held on 10th December, 2001 the Ordinary Resolutions (B) and (C) respectively as set out in the notice convening the Annual General Meeting dated 4th October, 2001 for granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding twenty per cent. of the issued share capital of the Company at the date of passing that Ordinary Resolution (B) ("Issue Mandate") and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

Yours faithfully,
Lee Shau Kee
Chairman

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Shares Repurchase Rules for you to consider the Repurchase Mandate.

1. **Share Capital**

   As at 19th October, 2001 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 2,817,327,395 Shares. Subject to the passing of the Ordinary Resolution (A) set out in the notice convening the Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 281,732,739 Shares.

2. **Reasons for Repurchase**

   The Directors believe that the Repurchase Mandate affords the Company the flexibility and ability in pursuing the best interests for the Company and its shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, be beneficial to the shareholders by enhancing the net asset and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

3. **Funding of Repurchase**

   In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the Company. If such repurchased shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

   The Directors propose that repurchases of Shares would be appropriately financed by the Company's internal resources and/or available banking facilities. No material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the 2001 Annual Report) in the event that the Repurchase Mandate was to be exercised in full at any time during the proposed repurchase period.

4. **Share Prices**

   The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest	Lowest
		HK$	*HK$*
2000	October	5.250	4.600
	November	5.150	4.675
	December	5.900	4.825
2001	January	6.550	5.450
	February	6.800	5.900
	March	6.750	5.550
	April	5.700	5.000
	May	5.850	5.350
	June	5.950	5.300
	July	6.200	5.600
	August	6.600	5.950
	September	6.600	5.550

5. **Undertaking and Disclosure of Interests**

   The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchase pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders.

6. **Hong Kong Codes on Takeovers and Mergers and Share Repurchases**

If a shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeover Code as a result of any repurchases made under the Repurchase Mandate.

7. **Share Purchase made by the Company**

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

經一切合理查詢後，盡董事局所知及確信，目前並無董事及彼等之聯繫人士擬於股份購回建議獲股東批准時，向本公司出售其股份。

本公司並無接獲有關連人士（根據證券上市規則之定義）通知，彼等目前無意在本公司獲准購回股份後，向本公司出售其股份，或承諾不會向本公司出售其持有之股份。

六、香港公司收購、合併及股份購回守則

倘若董事局行使本公司購回股份權力而導致任何股東在本公司所持之投票權比率上升，該項權益比率上升將根據香港公司收購及合併守則（「收購守則」）第三十二條被視為取得投票權。因此，一名股東或一組一致行動之股東可取得或鞏固本公司之控制權，從而有義務依照收購守則第二十六條之規定作出強制要約。如現時持股數量及本公司之股本結構維持不變，據董事局所知，根據股份購回之授權進行之任何購回事宜不會引起收購守則下之任何責任。

七、本公司購入之股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購入本公司之股份。

本說明書乃根據公司條例第49BA(3)(b)條之規定而編制，並載有股份購回規則規定之所有資料以供　閣下考慮股份購回之授權事宜。

一、 股本

於二零零一年十月十九日（本通函付印前之最後實際可行日期），本公司已發行股本總數為2,817,327,395股股份。如在召開股東週年大會之通告所列之第(A)項普通決議案獲得通過，且於舉行股東週年大會之日前無發行或購回額外股份，本公司根據股份購回之授權，將獲准購回之股份數目最高可達281,732,739股。

二、 購回股份之原因

董事局認為股份購回之授權可使本公司更靈活及更有利地為公司及其股東尋求最佳利益。購回股份可能於當時之市場狀況及財務安排之形勢下提高本公司股份之資產淨值及／或每股盈利，而董事局只會在認為對本公司及其股東有利之情況下方會購回股份。

三、 用於股份購回之資金

在購回股份時，本公司只可動用依據本公司之公司組織章程大綱及公司細則與公司條例許可作此用途之資金。按照公司條例，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司條例許可之情況下，由為購回股份而發行新股所得之收益中支付。

董事局建議該等股份購回之款項將會適當地由公司內部資源及／或獲提供之銀行信貸撥支。倘於建議購回期間任何時間內全部行使股份購回權力，亦不會對本公司之營運資金或借貸水平（與二零零一年年報所載之經審核賬目所披露之狀況比較）產生重大不利影響。

四、 股份價格

本公司股份於前十二個月在聯交所每月之最高及最低買賣價格如下：

	最高 *港元*	最低 *港元*
2000年10月	5.250	4.600
11月	5.150	4.675
12月	5.900	4.825
2001年1月	6.550	5.450
2月	6.800	5.900
3月	6.750	5.550
4月	5.700	5.000
5月	5.850	5.350
6月	5.950	5.300
7月	6.200	5.600
8月	6.600	5.950
9月	6.600	5.550

五、 承諾及公開權益資料

董事局已向聯交所作出承諾，在依據股份購回之授權行使股份購回權力時，必須遵守適用之證券上市規則、公司條例及任何其他香港適用法例。

敬啟者：

購回本公司股份
及
發行股份之一般性授權

緒言

本通函旨在向　閣下提供有關購回本公司股份及發行股份之一般性授權之建議之進一步詳情，及尋求　閣下於二零零一年十二月十日中午十二時正本公司舉行之股東週年大會(「股東週年大會」)上批准(其中包括)該等事宜。

購回本公司股份之一般性授權

本公司於二零零零年十二月四日舉行之股東週年大會上授予董事局一般性授權購回不超過本公司於普通決議案通過之日已發行股本10%之每股面值港幣0.20元之股份(「股份」)。該項一般性授權將於二零零一年十二月十日中午十二時正舉行之股東週年大會結束時失效。請　閣下參照附於已寄送各股東之二零零一年年報內在二零零一年十月四日召開股東週年大會之通告所列出之第(A)項普通決議案。該項普通決議案建議授權董事局於有關普通決議案通過後至下屆股東週年大會結束時止期間或於其所列任何一項較早之期間內任何時間購回不超過本公司於有關普通決議案通過之日已發行股本10%之股份(「股份購回之授權」)。

根據香港聯合交易所有限公司(「聯交所」)之證券上市規則(「證券上市規則」)中監管在聯交所有第一上市地位之公司在聯交所購回本身股份之規則(「股份購回規則」)和公司條例(香港法例第三十二章)(「公司條例」)，本公司須就股份購回之授權向股東發出說明書，有關資料已列於本通函之附錄。

發行股份之一般性授權

於二零零一年十二月十日舉行之股東週年大會上將提呈在二零零一年十月四日召開股東週年大會之通告內所列出之第(B)項及第(C)項普通決議案，分別授權董事局配發、發行及處理不超過本公司於該第(B)項普通決議案通過之日已發行股本面值總額百分之二十之新股(「發行股份之授權」)；及在該發行股份之授權加入股份購回之授權中之購回股份。

此致

列位股東　台照

主席
李兆基
謹啟

二零零一年十月二十四日

閣下對本通函任何方面或應辦之手續**如有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出所有名下之恒基兆業發展有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理，以便轉交買主。

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司
(於香港註冊成立之有限公司)

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李達民
李鏡禹
劉壬泉
李　寧
李家誠
郭炳濠
何永勳
劉智強
張炳強
黃浩明
孫國林
薛伯榮

獨立非執行董事：
胡寶星
阮北耀
梁希文
胡家驃 *(胡寶星爵士之替代董事)*

註冊辦事處：
香港德輔道中十九號
環球大廈6樓

購回本公司股份
及
發行股份之一般性授權


Miramar Hotel & Investment
Henderson Cyber
Investments



THE YEAR IN REVIEW

REPORT & SUMMARY

FINANCIAL STATEMENTS

Chairman's Statement

Dr. Lee Shau Kee, Chairman and Managing Director



I am pleased to present to the Shareholders my report on the operations of the Group.

Profit & Turnover

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2001 amounted to HK$1,978 million, representing an increase of 23% over that reported in the previous financial year. The turnover of your Group also showed an increase of 29% over that of the previous financial year and amounted to HK$1,051 million.

Dividends

Your Board recommends the payment of a final dividend of HK$0.12 per share to shareholders whose names appear on the Register of Members of the Company on 10th December, 2001. Other than a special dividend paid by way of distribution in specie of shares in Henderson Cyber Limited ("Henderson Cyber Share") to shareholders on the basis of 1 Henderson Cyber Share for every 200 shares in the Company held as at 11th July, 2000, the total distribution per share of HK$0.23 for the full year, including the interim dividend of HK$0.11 per share already paid, is same as the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on 11th December, 2001.

Business Review

PROPERTY MARKET

The economy of Hong Kong was considerably stable in 2000. However, as the global economy experienced a slowdown since the beginning of 2001, the confidence of local home purchasers remained low notwithstanding that Hong Kong followed the footsteps of the United States of America in announcing consecutive reductions of interest rates as well as a series of measures implemented by the Government to stabilise local property prices. Sales turnover in the local property market was recorded at a slower pace this year as compared with that of the past year.

PROPERTY RENTAL

Although Hong Kong continued to be affected by the slowdown of the global economy in the past financial year, most of the retail shopping properties owned by the Group are located in new towns where continual growth of residents are maintained and consumer spending power are segregated, thereby providing a good support to stabilise rental of the retail shopping properties located in such new towns. The Group recorded total rental income of approximately HK$447 million which represented an increase of 17% as compared to that registered in the previous financial year. As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio which includes the Group's interests in property projects as well as property interests in the listed associates of the Group amounted to 1.8 million sq.ft..

HOTEL & DEPARTMENT STORE OPERATIONS

During the financing year under review, the local tourism industry continued to be affected by the economic slowdown abroad. The occupancy rates of Newton Hotel Hong Kong and Newton Hotel Kowloon showed a slight increase as compared with that of the previous year and recorded an overall average figure of around 87% as room tariffs also showed a slight increase. Separately, the Group's Citistores also showed satisfactory performance in the period under review and the sixth store outlet was also established at the end of last year at the Metro City Plaza in Tseung Kwan O.

Listed Associates

THE HONG KONG AND CHINA GAS COMPANY LIMITED ("HONG KONG AND CHINA GAS") —

33.34% owned by your Group: Hong Kong and China Gas reported a 6.7% increase in profit to approximately HK$1.7 billion for the six months ended 30th June, 2001 as compared to the profit of the corresponding period in the previous financial year, serving over 1,360,000 customers. For its energy businesses, this group has actively developed its fuel gas business by acquiring a 45% interest in Suzhou Industrial Park Hong Kong and China Gas Company Limited this June to meet the increasing demand for natural gas in Mainland China and actively participates in the local LPG filling stations operations through its wholly-owned ECO Energy Company Limited. Besides, this group also participates in several sizeable commercial and residential development projects which include Phase One of the Airport Railway Hong Kong Station project, namely One International Finance Centre and Phase Two of this project comprising office, hotel and retail properties that is under development in which this group holds a 15% interest; the 45% owned luxurious residential project named King's Park Hill that is currently put up for sale and lease, and its 50% interest in the newly acquired development site at Sai Wan Ho Ferry Concourse that would provide over 1.3 million sq.ft. in residential floor area. In addition, this group's application to the Town Planning Board to rezone the Ma Tau Kok (South) plant to a residential development site that yields over 1.1 million sq.ft. in gross floor area has made satisfactory progress. In August 2001, this group repurchased from its shareholders approximately 364 million shares at a total consideration of approximately HK$3.53 billion, aiming to enhance return on capital and earnings per share. This move has caused the Group to increase its shareholding interest in Hong Kong and China Gas from 33.34% to 35.64%.

HONG KONG FERRY (HOLDINGS) COMPANY LIMITED ("HONG KONG FERRY") —

30.98% owned by your Group: The interim results of Hong Kong Ferry for the six months ended 30th June, 2001 recorded HK$258 million in profit, representing an increase of 132% over that in the same period last year. After the discontinuation of the passenger ferry

Chairman's Statement (cont'd)

Hong Kong Ferry's Tai Kok Tsui Redevelopment Project



This reclaimed old shipyard site of Hong Kong Ferry at Tai Kok Tsui, Kowloon is being developed into a commercial-cum-residential complex of approx. 1,950,000 sq.ft. in total G.F.A..

operations early last year, this group presently conducts three main lines of business, being property development and investment; ferry, shipyard and related operations, as well as travel and hotel operations. The redevelopment project at 201 Tai Kok Tsui Road, which contributed to the majority of this group's profit, is progressing smoothly with its Phase 1 construction, and development of Phase 2 has also commenced. The valuable development sites held by this company which are presently at different stages of development will bring steady income to this company in the future.

MIRAMAR HOTEL AND INVESTMENT COMPANY, LIMITED ("MIRAMAR") —
39.53% owned by your Group: For the financial year ended 31st March, 2001, Miramar reported an increase of 14% in profit when compared to that of the previous financial year and amounted to HK$185 million. Property portfolio of this group continued to contribute steady rental income. Miramar Shopping Centre achieved an average occupancy rate of more than 95%; rental income from Hotel Miramar Shopping Arcade improved and Miramar Tower recorded an increase in occupancies although the rental income was negatively affected by the adverse market rental pressure in the office segment. During the financial year under review, Hotel Miramar recorded an average occupancy rate of 88%, with the average room rate increased by 16% compared to that of last year. Performance of this group's food and beverage operation and travel business still showed improvement amidst the continuous deflation in the economy.

HENDERSON CYBER LIMITED ("HENDERSON CYBER") —
The Group held a 66.67% interest in this listed subsidiary company as at the end of the financial year. Since the Initial Public Offering and listing of Henderson Cyber on the GEM of The Stock Exchange of Hong Kong Limited in July 2000, the telecommunication and technology sectors were faced with fierce competition in the local market, coupled with the fact that this group is at the early stage of operations, Henderson Cyber reported a loss of HK$84 million in the financial year ended 30th June, 2001. During the year, the customers using iCare's TV Set-Top Box, Internet Service Provider and Internet Contents Provider services had increased to over 145,000 in number. Other areas of the business were cautiously pursued in accordance with plans, bearing in mind changes in the market condition. Supported by sufficient financial resources and strong business connections, this group is well positioned to attain better performance in the future.

INVESTMENTS
During the financial year under review, your Group made a general offer for shares in Miramar which were held in the hands of other shareholders with a total acquisition price of approximately HK$1.97 billion thereby expanding the Group's investment base. However, as the response in terms of the number of shares that the other shareholders were willing to sell to the Group under the proposed share acquisition offer fell short of the targeted number of shares to be acquired by the closing date for acceptance of the offer, the Group subsequently purchased shares in Miramar from the open market and increased its shareholding to 39.53% as at the end of the period under review. Also, the Group continued to dispose of portions of strategic securities held and this brought in profit to the Group. In addition, investments made in various toll-bridge and toll-roads in Mainland China through the Group's subsidiary, China Investment Group Limited, also brought in satisfactory return.

Chairman's Statement (cont'd)

Prospects

The sudden attacks on United States of America brought about adverse effects on the global economy in the short term. However, Mainland China has until now been able to maintain its economic growth on a steady course. The hosting of Olympic Games 2008 in Beijing will result in an abundant amount of work connected with construction of infrastructural projects to be undertaken and will contribute towards adding to the momentum of economic growth in Mainland China. Furthermore, Mainland China's forthcoming accession to the World Trade Organisation will lead to further opening of its domestic markets and this will also enhance economic development in the country, with Hong Kong also becoming a beneficiary as more business and investment opportunities become available.

The various measures relating to housing and land policies promulgated by the Government this year will all contribute towards stabilising local property prices. In this regard, the Government's temporary halt on sale of Home Ownership Scheme flats for a ten-month period and the declared reduction of the number of units to be put up for sale under the Home Ownership Scheme in the next few years will not exceed 9,000 residential flats per year are of particular relevance. Further, 12,000 home purchase loans will be offered by the Government and all of such measures will lead to an increase in demand for property units developed by the private sector. At the same time, local housing mortgage loan rates have come down substantially following very keen competition to acquire home mortgage loan business by commercial banks and the nine-time consecutive reduction of local interest rates following the footsteps of the United States of America to reach close to a 40-year low level. The cost for maintaining a housing mortgage loan has now come down to a historic low level and the affordability of home purchasers is now enhanced as a result. Also, rental incomes which may generate from the ownership of properties are commonly in excess of mortgage interest payments and this will facilitate property investors to acquire properties for investment purpose.

The increase in the Group's interests held in Hong Kong & China Gas and Miramar will further enlarge the Group's recurrent income base. On top of this, the Group's listed associates also possess valuable development sites and investment properties with certain of these projects under different stages of development. These developments will in future also become a source of recurrent income for the Group. Also, the Group now owns an investment property portfolio amounting to 1.8 million sq.ft. in gross floor area and this brings about steady rental income to the Group. As to the strategic investments held by the Group, these are also anticipated to bring in reasonable return on investment.

Finally, on behalf of the Shareholders and the Board of Directors, I would like to express my sincere appreciation to all staff for their contributions and good work performed.

Lee Shau Kee
Chairman

Hong Kong, 4th October, 2001

Miramar Shopping Centre, TST, Kowloon



This shopping mall provides a total G.F.A. of 350,000 sq.ft. that generates satisfactory rental income to the Group.

Hotel

Investment and Operations

Newton Hotel Hong Kong


NEWTON HOTEL



Newton Hotel Kowloon



Newton Hotel Hong Kong & Newton Hotel Kowloon

Wholly-owned and operated by the Group, these two medium-tariff hotels have 538 guest rooms in total and recorded average room occupancy rates of around 87%.





Review of Operations

Investment Properties

	Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
HONG KONG						
1.	Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong	Residential	999 years from 26th October, 1896	108,214	49	100.00
2.	Silver Fortune Plaza, Lower Ground Floor, Upper Ground Floor and First to Fourth Floors, 1 Wellington Street, Hong Kong	Commercial	924 years from 26th June, 1918	28,953	—	50.00
KOWLOON						
3.	Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon	Office Commercial	For a term of years to 30th June, 2047	193,284 100,543	—	33.33
4.	Kowloon Building, 555 Nathan Road, Mongkok, Kowloon	Office Commercial	75 years from 4th February, 1985	84,626 28,656	—	100.00
5.	Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon (1/F to 15/F & 20/F to 29/F)	Office/ Industrial	For a term of years to 30th June, 2047	136,376	49	100.00
NEW TERRITORIES						
6.	Fanling Centre, 33 San Wan Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	151,513	302	23.04
7.	Block C, Hang Wai Industrial Centre, Pui To Road/Kin On Street/Kin Wing Street/Kin Tai Street, Tuen Mun, New Territories	Industrial	For a term of years to 30th June, 2047	292,264	182	100.00

Review of Operations (cont'd)

Investment Properties (cont'd)

	Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
8.	Shatin Centre, 2-16 Wang Pok Street, Sha Tin, New Territories	Commercial	For a term of years to 30th June, 2047	100,029	545	94.40
9.	City Landmark II (formerly known as Town Square), 145-165 Castle Peak Road, Tsuen Wan, New Territories	Commercial	For a term of years to 30th June, 2047	155,022	127	26.00
10.	The Trend Plaza, Tuen Mun Heung Sze Wui Road, Tuen Mun, New Territories	Commercial	For a term of years to 30th June, 2047	195,280	78	100.00
11.	City One Plaza, Ngan Shing Shopping Centre, Wet Market and various shop units under residential towers, City One Shatin, New Territories	Commercial	For a term of years to 30th June, 2047	413,273	986	25.00

Shatin Centre, Shatin



94.4% owned by the Group and located at the heart of one of Hong Kong's earliest new towns in New Territories, this shopping podium of approx. 100,000 sq.ft. in G.F.A. generates steady rental income to the Group.

Listed Associates

Hong Kong & China Gas

Miramar Hotel & Investment

Hong Kong & China Gas — *Towngas Pipeline*



Hong Kong & China Gas

33.34%-owned by the Group. With a customer base of over 1,360,000, this is the earliest established local utility company and the sole supplier of towngas in Hong Kong. The company has continued to expand its gas supply network to ensure that its capacity keeps up with growing demand and invest in LPG supply operations in Hong Kong to meet with the Government's long-term development. In recent years, the company has actively extended its gas supply operations into Mainland China and diversified its business by participating in a number of sizeable joint venture property development projects such as the International Finance Centre Project, King's Park Hill Development and Sai Wan Ho Development Project.







Miramar Hotel



Miramar Hotel & Investment

39.53%-owned by the Group. This company owns and manages the 525-room Hotel Miramar as well as the adjacent Miramar Tower of 696,000 sq.ft. and Miramar Shopping Centre of 350,000 sq.ft. located in the busy commercial and retail shopping area in Tsimshatsui, Kowloon. Miramar Shopping Centre enjoys an average occupancy rate of over 95%. Further, all units at the adjacent No. 6 Knutsford Terrace owned by this company were fully leased.







Commentary on Annual Results

The following comments should be read in conjunction with the Audited Consolidated Financial Statement of Accounts of Henderson Investment Limited and the related notes on the accounts.

Results of Operations

COMPARISON OF FINANCIAL YEAR 2001 TO FINANCIAL YEAR 2000

Total turnover for the Group amounted to approximately HK$1,051 million in financial year ended 30th June, 2001, showing an increase of 29% over that recorded in the previous financial year. Profit from operations was recorded at approximately HK$366 million in the financial year under review. In comparison with Financial Year 2000 during which a significantly large profit of a non-recurrent nature relating to profit made on disposal of investment in securities was included, the figure of profit from operations recorded during the Financial Year 2001 showed a substantial decrease of 70%. Main sources of profit contribution to the Group during the financial year under review included rental income and profit contributions from the three listed associates of the Group. Other significant sources of profit contribution included profits from a subsidiary engaging mainly in infrastructural projects in Mainland China as well as the hotel and department store operations of the Group. Further, an amount of HK$582 million in profit on disposal of interest in a subsidiary was recorded in respect of the successful spin-off of Henderson Cyber Limited in the financial year under review. Share of results of associates and jointly controlled companies continued to grow by 9.3% from that recorded in the previous financial year and amounted to HK$1,489 million. The Group's profit attributable to shareholders in Financial Year 2001 amounted to HK$1,978 million and showed an increase of 23% over that recorded in Financial Year 2000.

During the financial year under review, the Group's income from property investment reached approximately HK$447 million and showed an increase of 17% as compared to that recorded in Financial Year 2000. Share of results of associates recorded at HK$1,481 million in the period under review and showed an increase of 11% as compared with that recorded in Financial Year 2000. This figure mainly included profit contribution from the three listed associate companies of the Group that was reflected on the Group's results on an equity accounting basis which amounted to HK$1,411 million during the financial year under review.

Satisfactory return from investments made mainly in infrastructural projects in Mainland China held by the Group contributed HK$161 million and HK$108 million in turnover and operating profit respectively during the period under review. Hotel operation of the Group showed continuous improvement in operating results with a profit of HK$33 million recorded in Financial Year 2001, representing an increase of 43% as compared to that recorded in Financial Year 2000. As changes were made in the accounting treatment of the consignment commission received from the contracted consignees of the retailing operation of the Group in Financial Year 2001, such commission receipts were recognised and included as part of the rental income of the Group instead of constituting the turnover of the retailing business during the financial year under review. As a result, the operating profit of the department stores was mainly attributed to the net sale proceeds of the trading goods

Commentary on Annual Results (cont'd)

sold directly by the Group's own retailing counters and amounted to approximately HK$8 million in the financial year ended 30th June, 2001. The newly listed subsidiary of the Group, Henderson Cyber Limited, reported an operating loss of approximately HK$131 million during the early phase of the launch of services offered by this company before counting interest income, fee income and minority interests totalling HK$47 million. Interest expenses incurred by the Group amounted to HK$136 million in Financial Year 2001 representing a 12.9% decrease as compared to that incurred in Financial Year 2000.

As at 30th June, 2001, non-current assets of the Group amounted to HK$21,202 million and showed an increase of 6.0% as compared to that recorded in the pervious financial year. These assets consisted mainly of interests in associates totalling HK$13,600 million and investment properties of HK$4,273 million as well as investments in securities amounting to HK$821 million.

FINANCIAL RESOURCES AND LIQUIDITY

The Group is in a strong financial position and possesses a large capital base whilst its net debt position remains low in comparison. As of 30th June, 2001, shareholders' fund of the Group amounted to HK$18,912 million showing an increase of 3.4% from the HK$18,285 million recorded at 30th June, 2000. Funding for the Group's activities in the financial year under review was mainly generated from cashflows from the property rental of the Group and return from its diversified strategic investments. The Group's total net external borrowing reduced substantially by 44% to HK$899 million at the end of the financial year under review. Total net external borrowings to shareholders' fund of the Group as at the end of the financial year under review was thus recorded at 4.8% as compared to the 8.7% level registered at the end of the previous financial year. Except for a portion of the bank borrowings of a newly converted subsidiary of the Group, the majority of the Group's bank borrowings were unsecured and were mostly obtained on a committed term basis of longer than one year. The maturity profile of the Group's bank loans and borrowings outstanding as at the end of Financial Year 2001 and Financial Year 2000 is summarised respectively as follows:

	2001 HK$'000	2000 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**273,150**	40,800
After 1 year but within 2 years	**751,421**	1,276,320
After 2 years but within 5 years	**858,170**	500,000
After 5 years	**96,980**	—
Total Bank Loans and Borrowings	**1,979,721**	1,817,120
Less: Bank balances, deposits and cash	**(1,080,547)**	(219,970)
Total Net Borrowings	**899,174**	1,597,150

Commentary on Annual Results (cont'd)

The vast majority of the financing facilities obtained by the Group are denominated in Hong Kong Dollars. Interests on bank loans and borrowings of the Group are chargeable mainly based on certain agreed interest margin over the Hong Kong Interbank Offer Rate, which are therefore of floating rate in nature. Only bank borrowings incurred by two of the Group's subsidiaries in Mainland China are denominated in Renminbi, with interest payable fixed on the base rates promulgated by The People's Bank of China from time to time. As a whole, the core operations of the Group can be considered as not exposed to foreign exchange rate risk to any significant extent.

Further, current assets of the Group which included an amount of $1,056 million in bank balances and cash was recorded at HK$1,730 million as compared to current liabilities of HK$1,115 million, reflecting the financially liquid position of the Group as at the end of the period under review.

With the adoption of a conservative financial management policy by the Group management, the capital base and retained profits of the Group will continue to be put to good use to finance the Group's operations. The Group has adequate sources of shareholders' fund and abundant unutilised banking facilities for funding its ongoing operations as well as future expansion.


Turnover and Pre-Tax Profit
HK$M
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01
Financial Year
Turnover
Pre-Tax Profit


Dividends and Earnings per share
HK$
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
97
98
99
00
01
Financial Year
Earnings per share
Dividends per share


Shareholders' Fund
HK$M
25,000
20,000
15,000
10,000
5,000
0
97
98
99
00
01
Financial Year

Hong Kong Ferry (Holdings)

Hong Kong Ferry (Holdings) — *Tai Kok Tsui Redevelopment Project*





1999 : Site of a demolished Industrial property owned by Hong Kong Ferry



2000 to 2004 : Construction works in Progress

Hong Kong Ferry (Holdings)

30.98%-owned by the Group. Since this company discontinued its passenger ferry operation in early 2000, the property shown in the photo is one of the major property development projects undetaken by this company. Upon completion, this project provides a total G.F.A. of approximately 1.95 million sq. ft., comprising 1.71 million sq. ft. for residential and 240,000 sq. ft. for commercial use. It is located at the intersaction of Tai Kok Tsui Road and Fuk Lee Street in Tai Kok Tsui, Kowloon, in close proximity to the Prince Edward Station and Olympic Station of the MTR as well as the Western Railway Terminal of KCRC.

Report of the Directors

The Directors have pleasure in submitting to shareholders their annual report together with the audited financial statements for the year ended 30th June, 2001.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, department store operation, hotel operation, security service, infrastructure, investment holding, information technology development and other services. An analysis of the Group's turnover and major contribution to operating profit by principal activity and geographical market, excluding those from associates and jointly controlled entities, is as below:

	Turnover		Contribution to Operating Profit (before financial costs)	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
By principal activity:				
1. Sale of properties	**8,825**	25,613	**2,265**	18,039
2. Property investment	**447,366**	383,531	**276,752**	245,213
3. Hotel, department store operations and others	**594,560**	408,064	**34,868**	26,118
By geographical market:				
1. Hong Kong	**881,116**	817,208	**217,464**	289,370
2. Other regions in the People's Republic of China	**169,635**	—	**96,421**	—

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30th June, 2001 are set out on pages 68 to 72.

Financial Statements

The profit of the Group for the year ended 30th June, 2001 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 33 to 73.

Dividends

On 11th July, 2000, a special dividend was paid by way of distribution in specie of shares in Henderson Cyber Limited ("Henderson Cyber Shares") to shareholders on the basis of 1 Henderson Cyber Share for every 200 shares in the Company held as at 11th July, 2000. Share certificates for the Henderson Cyber Shares were sent to the shareholders on 12th July, 2000.

An interim dividend of HK$0.11 per share was paid on 25th April, 2001. The Directors have recommended the payment of a final dividend of HK$0.12 per share to shareholders whose names appear on the Register of Members of the Company on 10th December, 2001.

Property, Plant and Equipment

Particulars of the movements in property, plant and equipment during the year are set out in note 15 to the financial statements on pages 50 and 51.

Bank Loans, Overdrafts and Other Borrowings

Particulars of bank loans, overdrafts and other borrowings of the Company and the Group as at 30th June, 2001 are set out in note 25 to the financial statements on page 54.

Reserves

Particulars of the movements in reserves during the year are set out in note 28 to the financial statements on pages 56 and 57.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on page 29.

Investment Properties

Particulars of investment properties of the Group are set out on pages 7 and 8.

Share Options of Subsidiaries of the Company Granted During the Year

HENDERSON CYBER LIMITED ("HENDERSON CYBER")

Prior to the listing of Henderson Cyber, a subsidiary of the Company, on 14th July, 2000 on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, options for a total of 32,000,000 shares of Henderson Cyber's shares exercisable at HK$1.25 per share were granted under the Pre-IPO Share Option Plan (the "Option Plan") approved by the shareholders on 28th June, 2000 to certain directors and employees of Henderson Cyber, Henderson Cyber's holding companies, subsidiaries and fellow subsidiaries at a consideration of HK$1.00 for each grant of options. Each of the grantees will be entitled to exercise (i) thirty per cent. of the options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining options so granted at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

During the year, no share option was exercised by the option holders of Henderson Cyber under the Option Plan.

As at 30th June, 2001, share options granted by Henderson Cyber to subscribe for a total of 29,650,000 shares in Henderson Cyber remained outstanding under the Option Plan.

On 4th October, 2000, options to subscribe for an aggregate of 150,000 shares of Henderson Cyber at a consideration of HK$1.00 for each grant of options were granted to certain employees of the Henderson Cyber group at the exercise price of HK$0.89 per share under the share option scheme which was also approved by the shareholders of Henderson Cyber on 28th June, 2000. Each of the grantees will be entitled to exercise (i) thirty per cent. of the options so granted at any time after the expiry of 12 months from the date of acceptance of the options ("Date of Acceptance"), (ii) a further thirty per cent. of the options so granted at any time after the expiry of 24 months from the Date of Acceptance and (iii) the remaining options at any time after the expiry of 36 months from the Date of Acceptance and, in each case, not

Citistore, Tseung Kwan O



Conducting retailing business in the shopping centre of Metro City II, Tseung Kwan O, New Territories, this is the sixth Citistore outlet that was opened in late-2000.

later than four years from the Date of Acceptance.

During the year, no share option was exercised by the option holders of Henderson Cyber under the share option scheme.

As at 30th June, 2001, share options granted by Henderson Cyber to subscribe for a total of 100,000 shares in Henderson Cyber under the share option scheme remained outstanding.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance and Paragraph 24 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 8 to the financial statements on page 47.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

EXECUTIVE DIRECTORS:

Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Tat Man
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Lee Ka Shing
Patrick Kwok Ping Ho
Ho Wing Fun
Lau Chi Keung
Donald Cheung Ping Keung
Augustine Wong Ho Ming
Suen Kwok Lam
Sit Pak Wing *(appointed on 11th May, 2001)*

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Woo Po Shing)
(appointed on 21st July, 2000)

Mr. Sit Pak Wing retires in accordance with Article 99 of the Company's Articles of Association at the forthcoming annual general meeting and, being eligible, offers himself for re-election.

Messrs. Lee Shau Kee, Woo Po Shing, Lee Tat Man, Lee King Yue and Patrick Kwok Ping Ho retire by rotation at the forthcoming annual general meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Biographical Details of Directors

EXECUTIVE DIRECTORS

Dr. Lee Shau Kee, *D.B.A.(Hon.), D.S.Sc.(Hon.), LL.D.(Hon.)*, aged 73, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1975 and has been engaged in property development in Hong Kong for more than 45 years. He is also the founder and the chairman and managing director of Henderson Land Development Company Limited, the chairman of The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited and Henderson Cyber Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Henderson China Holdings Limited, Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. The relationship of

Dr. Lee Shau Kee and the companies which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance is stated in the notes of "Substantial Shareholders' Interests" under the section "Disclosure of Interests" in the Directors' Report. Dr. Lee is the brother of Mr. Lee Tat Man, the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit, aged 38, National Committee Member of Political Consultative Conference, the People's Republic of China, has been an Executive Director and Vice Chairman of the Company since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the business of Henderson Land Group in the People's Republic of China since 1985. Mr. Lee is also the chairman and president of Henderson China Holdings Limited, the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Land Development Company Limited ("Henderson Land"), an executive director of Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited. Henderson Land and Henderson Development have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin, *B.Sc., A.C.I.B., M.B.I.M., F.C.I.T.*, aged 50, has been an Executive Director of the Company since 1988 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 28 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Land Development Company Limited ("Henderson Land"), an executive director of Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Mr. Lam is a director of Markshing Investment Limited, Banshing Investment Limited, Covite Investment Limited, Henderson Land, Henderson Development Limited, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.

LEE Tat Man, aged 64, has been an Executive Director of the Company since 1972. He has been engaged in property development in Hong Kong for more than 25 years and is also a director of Henderson Land Development Company Limited ("Henderson Land"). Mr. Lee is a director of Kingslee S.A., Henderson Land, Henderson Development Limited, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance. He is the brother of Dr. Lee Shau Kee.

LEE King Yue, aged 75, has been an Executive Director of the Company since 1972. He joined Henderson Development Limited, the ultimate holding company of the Company on its incorporation in 1973 and has been engaged with the Chairman in property development for over 45 years. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land") and

Henderson Cyber



Henderson Cyber provides a comprehensive range of telecommunications, information and Internet services to customers.

Henderson China Holdings Limited. Mr. Lee is a director of Markshing Investment Limited, Banshing Investment Limited, Covite Investment Limited, Kingslee S.A. and Henderson Land which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.

LAU Yum Chuen, Eddie, aged 55, has been an Executive Director of the Company since 1988. He has over 30 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. Henderson Land has discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.

LI Ning, *B.Sc., M.B.A.*, aged 44, has been an Executive Director of the Company since 1990. He holds a B.Sc. degree from Babson College and a M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited. Henderson Land has discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance. He is the son-in-law of Dr. Lee Shau Kee and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

LEE Ka Shing, aged 30, has been an Executive Director of the Company since 1993. He was educated in Canada. He is also an executive director of Henderson Development Limited ("Henderson Development"), Henderson Land Development Company Limited ("Henderson Land"), Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Markshing Investment Limited, Banshing Investment Limited, Covite Investment Limited, Henderson Land and Henderson Development which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

KWOK Ping Ho, Patrick, *B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.*, aged 49, has been an Executive Director since 1988. He holds a B.Sc. (Engineering) degree as well as a M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land") and Henderson China Holdings Limited. Henderson Land has discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.

HO Wing Fun, aged 68, has been an Executive Director of the Company since 1995. He joined Henderson Development Limited in 1975 and has over 45 years' experience in operational management of property investment and development, specializing in accounting, auditing and taxation. Mr. Ho is also an executive director of Henderson Land Development Company Limited ("Henderson Land") and Henderson China Holdings Limited. Henderson Land has discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.

LAU Chi Keung, *J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb.*, aged 52, has been an Executive Director of the Company since 1995. He joined Henderson Land Group in 1981. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors. He is also an Authorised Person (List III) under the Buildings Ordinance and has over 29 years' experience in property development. Mr. Lau is appointed as Justice of the Peace by the Government of the Hong Kong Special Administrative Region in 2001.

CHEUNG Ping Keung, Donald, *B.A., F.R.I.C.S., A.A.C.I., F.H.K.I.S., M.H.I.R.E.A., R.P.S.*, aged 46, has been an Executive Director of the Company since 1997. He joined Henderson Land Group in 1992. He holds a B.A. (Honours) degree from the University of London and is a Chartered Valuation Surveyor and an Accredited Canadian Appraiser. He has over 25 years' experience in property development, professional general practice surveying and real estate agency in Hong Kong, China and Canada.

WONG Ho Ming, Augustine, *F.H.K.I.S., M.R.I.C.S., M.C.I.Arb., R.P.S. (G.P.)*, aged 40, has been an Executive Director of the Company since 1997. He joined Henderson Land Group in 1996. He is a registered professional surveyor and has over 17 years' experience in property appraisal, dealing and development.

SUEN Kwok Lam, *H.I.R.E.A.*, aged 54, has been an Executive Director of the Company since July 1999. He joined Henderson Land Group in 1997. He is a Council Member of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 30 years' experience in property management.

SIT Pak Wing, *A.C.I.S., F.H.I.R.E.A.*, aged 53, has been an Executive Director of the Company since May 2001. He joined Henderson Land Group in 1991. He is a Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 25 years' experience in marketing development, leasing and property management.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Sir Po-shing WOO, *Hon. LL.D., F.C.I.Arb., F.I.Mgt., F.Inst.D., F.H.K.M.A.*, aged 72, has been a Director of the Company since 1972. He is a solicitor and a Consultant of Woo, Kwan, Lee & Lo, Solicitors & Notaries. He is also a director of Henderson Land Development Company Limited ("Henderson Land") and Sun Hung Kai Properties Limited. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Land and Henderson Development Limited which have discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

YUEN Pak Yiu, Philip, aged 65, has been a Director of the Company since 1981. He is a solicitor of The Supreme Court of England and Wales and of Hong Kong and a partner of the firm of Yung, Yu, Yuen & Co. He has over 35 years' experience in legal practice both in Hong Kong and the PRC. Mr. Yuen is also a director of Henderson China Holdings Limited.

LEUNG Hay Man, *F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.*, aged 67, has been a Director of the Company since 1977. He is a Chartered Surveyor. He is also a director of Henderson Land Development Company Limited ("Henderson Land"), Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited. Henderson Land has discloseable interests in the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.

WOO Ka Biu, Jackson, *MA(Oxon)*, aged 39, has been the Alternate Director to Sir Po-shing Woo, Director of the Company, since July 2000. Mr. Woo is a director of N M Rothschild & Sons (Hong Kong) Limited ("Rothschild"), and has responsibility for the investment banking business of Rothschild for North Asia. He holds a MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo and is now a consultant of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

Kowloon Building



Conveniently located in Mongkok, Kowloon, this 23-storey office-cum-retail shop building has a total G.F.A. of approx. 113,000 sq.ft. that is held by the Group for long term investment purpose.

Disclosure of Interests

DIRECTORS' INTERESTS

As at 30th June, 2001, the interests of the Directors of the Company in the equity securities of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares *(unless otherwise specified)*

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Henderson Investment Limited	Lee Shau Kee	34,779,936			2,071,859,007 (Note 3)	2,106,638,943
	Lee Tat Man	6,666				6,666
	Lee King Yue	959,028	117,711			1,076,739
	Colin Lam Ko Yin	11,000				11,000
	Ho Wing Fun	1,100				1,100

Report of the Directors (cont'd)

Ordinary Shares *(unless otherwise specified)* (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Henderson Land Development Company Limited	Lee Shau Kee				1,120,352,300 (Note 6)	1,120,352,300
	Lee Tat Man	858,000				858,000
	Lee King Yue	26,400	16,500	19,800 (Note 9)		62,700
	Ho Wing Fun	100				100
	Lau Chi Keung	2,200				2,200
	Jackson Woo Ka Biu		2,000			2,000
Henderson China Holdings Limited	Lee Shau Kee				290,748,477 (Note 15)	290,748,477
	Jackson Woo Ka Biu	544,802				544,802
Henderson Cyber Limited	Lee Shau Kee	173,898			4,244,996,094 (Note 17)	4,245,169,992
	Lee Tat Man	33				33
	Lee King Yue	4,795	588			5,383
	Colin Lam Ko Yin	55				55
	Ho Wing Fun	5				5
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	7,799,220			110,363,090 (Note 7)	118,162,310
	Colin Lam Ko Yin	150,000				150,000
	Leung Hay Man	2,250				2,250
The Hong Kong and China Gas Company Limited	Lee Shau Kee	2,932,886			1,960,925,256 (Note 8)	1,963,858,142
Miramar Hotel and Investment Company, Limited	Lee Shau Kee				228,201,250 (Note 13)	228,201,250
	Woo Po Shing	2,705,000		2,455,000 (Note 9)		5,160,000
Drinkwater Investment Limited	Woo Po Shing			3,250 (Note 9)		3,250
	Leung Hay Man			5,000 (Note 9)		5,000

Report of the Directors (cont'd)

Ordinary Shares *(unless otherwise specified)* (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Henderson Development Limited	Lee Shau Kee				8,190 (Ordinary A Shares) (Note 4)	8,190 (Ordinary A Shares)
		35,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares) (Note 5)	50,000,000 (Non-voting Deferred Shares)
					3,510 (Non-voting B Shares) (Note 16)	3,510 (Non-voting B Shares)
	Lee Ka Kit				8,190 (Ordinary A Shares) (Note 11)	8,190 (Ordinary A Shares)
	Li Ning				8,190 (Ordinary A Shares) (Note 10)	8,190 (Ordinary A Shares)
	Lee Ka Shing				8,190 (Ordinary A Shares) (Note 12)	8,190 (Ordinary A Shares)
Angelfield Investment Limited	Colin Lam Ko Yin			1 (Note 9)		1
Pochette Investment Limited	Leung Hay Man			40 (Note 9)		40
China Investment Group Limited	Jackson Woo Ka Biu			16,000 (Note 9)		16,000
Henfield Properties Limited	Lee Ka Kit			4,000 (Note 9)		4,000

Eva Court, Mid-Levels



This luxurious residential apartment building located at Mid-Levels, Hong Kong which has a total G.F.A. of approx. 108,000 sq.ft. is mainly held for rental purpose.

Report of the Directors (cont'd)

Ordinary Shares *(unless otherwise specified)* (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Shellson International Limited	Lee Ka Kit			25 (Note 9)		25
Feswin Investment Limited	Lee Ka Kit			5,000 (Note 9)		5,000
Perlin Development Limited	Lee Ka Kit			5 (Note 9)		5
Quickcentre Properties Limited	Lee Ka Kit			1 (Note 9)		1
Techno Factor (Development) Limited	Lee Ka Kit	2,575,000				2,575,000
Amanwana Limited	Lee Ka Kit	5				5
Maxfine Development Limited	Lee Ka Kit			1,525 (Note 9)		1,525
Shanghai Henfield Properties Co., Ltd.	Lee Ka Kit			see (Note 14)		see (Note 14)

The Trend Plaza, Tuen Mun



This shopping podium of approx. 195,000 sq.ft. in attributable G.F.A. situates amidst numerous densely populated housing estates in Tuen Mun, N.T.

Directors' Rights to Acquire Shares

(i) As at 30th June, 2001, the following Directors of the Company had interests in options to subscribe for shares ("Share Options") in Henderson Cyber Limited, a subsidiary of the Company:

Name of Director	Number of Share Options	
Lee Shau Kee	2,400,000	
Colin Lam Ko Yin	1,200,000	
Lee Ka Kit	1,200,000	
Lee Ka Shing	1,200,000	
Patrick Kwok Ping Ho	600,000	
Li Ning	400,000	(Note 18)
Ho Wing Fun	400,000	
Lau Chi Keung	400,000	
Augustine Wong Ho Ming	400,000	
Suen Kwok Lam	400,000	
Sit Pak Wing	400,000	
Donald Cheung Ping Keung	200,000	

Each of the above Directors will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the Share Options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the Share Options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining Share Options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

(ii) As at 30th June, 2001, the following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited, an associated corporation of the Company:

Name of Director	Number of share options	Exercisable Period – 3 years commencing on
Colin Lam Ko Yin	1,500,000	21/08/2001
Lee Ka Kit	1,500,000	02/11/2001

The above Directors will be entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods.

Save as disclosed above, the Company or any of its associated corporations did not grant to any Director or Chief Executive or to the spouse or children under 18 years of age of any such Director or Chief Executive any right to subscribe for equity securities of the Company or any of its associated corporations during the year under review.

Substantial Shareholders' Interests

As at 30th June, 2001, the interests of substantial shareholders, other than Directors of the Company, in the ordinary shares of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance were as follows:

Name of Company	No. of shares in which interested
Rimmer (Cayman) Limited (Note 2)	2,064,227,007
Hopkins (Cayman) Limited (Note 2)	2,064,227,007
Henderson Development Limited (Note 1)	2,058,611,859
Henderson Land Development Company Limited (Note 1)	2,058,611,859
Kingslee S.A. (Note 1)	2,058,611,859
Covite Investment Limited (Note 1)	363,328,900
Banshing Investment Limited (Note 1)	802,854,200
Markshing Investment Limited (Note 1)	594,168,418

Notes:

1. These shares were beneficially owned by the subsidiaries of Kingslee S.A. including Covite Investment Limited, Banshing Investment Limited and Markshing Investment Limited. Kingslee S.A. was a subsidiary of Henderson Land Development Company Limited ("HL") which was a subsidiary of Henderson Development Limited ("HD").

2. These shares are duplicated in the interests described in Note 1 and Note 3. Rimmer (Cayman) Limited was the trustee of a discretionary trust which held the majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited as trustee of the Unit Trust beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of HD and Fu Sang Company Limited ("FS" and which beneficially owned 5,615,148 shares).

3. Of these shares, 2,064,227,007 shares are duplicated in the interests described in Note 1 and Note 2. Dr. Lee Shau Kee beneficially owned all the issued capitals of Rimmer (Cayman) Limited and Hopkins (Cayman) Limited.

4. Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

5. These shares were beneficially owned by FS. Dr. Lee Shau Kee was taken to be interested in FS through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

6. Of these shares, 1,114,749,700 shares were beneficially owned by FS, HD and certain subsidiaries of HD. Dr. Lee Shau Kee was taken to be interested in FS and HD as set out in Note 2 and Note 3 by virtue of the SDI Ordinance. In addition, 5,602,600 shares were beneficially owned by a subsidiary of The Hong Kong and China Gas Company Limited ("China Gas"). Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 8 by virtue of the SDI Ordinance.

7. These shares were beneficially owned by certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in the Company through FS and HL as set out in Note 1, Note 2, Note 3 and Note 6 by virtue of the SDI Ordinance.

8. These shares were beneficially owned by certain

Report of the Directors (cont'd)

City One Plaza, Shatin



This shopping centre located in City One Shatin is 25% owned by the Group and provides rental space of approx. 100,000 sq.ft. in attributable G.F.A.

subsidiaries of the Company, FS and a subsidiary of HD. Dr. Lee Shau Kee was taken to be interested in the Company, FS and HD as set out in Note 1, Note 2, Note 3 and Note 6 by virtue of the SDI Ordinance.

9. These shares were beneficially owned by a company in which the relevant director is entitled to exercise or control the exercise of one-third or more of the voting power at its general meetings.

10. These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Li Ning's spouse was one of the discretionary beneficiaries.

11. These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Kit was one of the discretionary beneficiaries.

12. These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Shing was one of the discretionary beneficiaries.

13. These shares were beneficially owned by certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in the Company through FS and HL as set out in Note 1, Note 2, Note 3 and Note 6 by virtue of the SDI Ordinance.

14. Shanghai Henfield Properties Co., Ltd. was an equity joint venture company in the PRC of which the registered capital was US$27,000,000. Henfield Properties Limited ("Henfield") (owned as to 40 per cent. by a company controlled by Mr. Lee Ka Kit) and the PRC partner to the joint venture had entered into a joint venture contract under which Henfield and the PRC partner agreed to make contributions to the total amount of investment in the proportion of 99 per cent. and 1 per cent. respectively and to share the profits of the joint venture company in accordance with their equity interest in the joint venture company.

15. These shares were beneficially owned by certain subsidiaries of HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 6 by virtue of the SDI Ordinance.

16. These shares were beneficially owned by Hopkins (Cayman) Limited as trustee of the Unit Trust. Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

17. These shares were beneficially owned by a subsidiary of the Company, FS, certain subsidiaries of HL and a subsidiary of China Gas. Dr. Lee Shau Kee was taken to be interested in the Company, FS, HL and China Gas as set out in Note 1, Note 2, Note 3, Note 6 and Note 8 by virtue of the SDI Ordinance.

18. The number of Share Options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning.

Interests in Contracts and Connected Transactions

During the year under review, your Group has entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(1) (i) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of the Company, with interest chargeable on the balances

outstanding from time to time based on Hong Kong Inter-bank Offer Rate ("HIBOR") quoted by banks. As at 30th June, 2001, an amount of approximately HK$221 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

(ii) Henderson Finance Company Limited, a wholly-owned subsidiary of Henderson Development Limited made advances from time to time to Henderson Investment Finance Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2001, there was no outstanding balance due by Henderson Investment Finance Limited to Henderson Finance Company Limited.

(iii) The management agreements and the construction agreements for the management and development of the Group's properties previously entered into between the Company and certain subsidiaries of Henderson Land Development Company Limited still subsisted at the financial year end.

Dr. Lee Shau Kee was taken to be interested in the above transactions and contracts as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's holding company, Henderson Land Development Company Limited and the Company's ultimate holding company, Henderson Development Limited.

(2) During the year, the Group made advances to Lucky Country Development Limited in which Mr. William Cheng Kai Man has a 50% interest. The remaining 50% interest is held by the Group. Dr. Lee Shau Kee, the Chairman of the Company, is the father-in-law of Mr. William Cheng Kai Man. Both the Group and Mr. William Cheng Kai Man made advances in proportion to their equity interests in the company. All advances to the company are unsecured, repayable on demand and with interest on normal commercial terms.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Arrangements to Purchase Shares or Debentures

Other than the Directors' rights to acquire shares in Henderson Cyber Limited and Henderson China Holdings Limited as disclosed above, at no time during the year was the Company, its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Megastrength Security Service Company Limited





Wholly-owned by the Group, this company was established in Hong Kong in 1995. It is licensed to perform Type I (Guarding Services) and Type III (Security Consultancy Work) recognized by the Hong Kong Security and Guarding Services Industry Authority.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Major Customers and Suppliers

For the financial year ended 30th June, 2001:

(a) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent. of the Group's total purchases.

(b) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 per cent. of the Group's total turnover.

Commentary on Annual Results

A commentary on annual results is shown on pages 10 to 12.

Retirement Benefits Scheme

Details of the retirement benefits schemes participated by the Group's employees are shown in note 36 to the financial statements on page 62.

Employees

As at 30th June, 2001, the number of employees of the Group was about 1,900. The remuneration packages to employees were commensurable to the market trend and level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement schemes, training programmes and educational subsidies.

Audit Committee

The Audit Committee was established in December 1998. The members of the Audit Committee are Mr. Leung Hay Man (Chairman) and Mr. Philip Yuen Pak Yiu, both of whom are Independent Non-executive Directors. The Audit Committee Members have reviewed the interim and annual reports of the Group for the financial year under review and Audit Committee meetings were held twice during the financial year.

Auditors

A resolution for the re-appointment of Deloitte Touche Tohmatsu as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

Code of Best Practice

The Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the financial year ended 30th June, 2001 except that Non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association.

On behalf of the Board
Lee Shau Kee
Chairman

Hong Kong, 4th October, 2001

Group Financial Summary

	1997 HK$M	1998 HK$M	1999 HK$M	2000 HK$M	2001 HK$M
Balance Sheet					
Fixed assets	8,729	5,540	5,602	5,738	**6,751**
Investments and long-term receivables	15,150	16,734	15,289	14,237	**14,431**
Properties held for development	19	19	19	20	**20**
Net current assets (liabilities)	(193)	(1,325)	(1,566)	492	**615**
	23,705	20,968	19,344	20,487	**21,817**
Share capital	563	563	563	563	**563**
Share premium and reserves	22,093	17,738	17,105	17,721	**18,348**
Shareholders' fund	22,656	18,301	17,668	18,284	**18,911**
Minority interests	167	111	111	141	**978**
Long-term liabilities	882	2,556	1,565	2,062	**1,928**
	23,705	20,968	19,344	20,487	**21,817**
Profit and Loss Account					
Turnover	1,329	1,552	813	817	**1,051**
Profit before minority interests	1,905	1,026	1,109	1,609	**1,989**
Minority interests	4	1	2	1	**11**
Profit for the year	1,901	1,025	1,107	1,608	**1,978**

Per Share Basis	HK$	HK$	HK$	HK$	HK$
Earnings per share	0.67	0.36	0.39	0.57	**0.70**
Dividends per share	0.42	0.24	0.22	0.23	**0.23**
Net asset value per share (at book value)	8.04	6.50	6.27	6.49	**6.71**

Percentages					
Equity to capital employed	95.58%	87.49%	91.57%	90.51%	**87.57%**
Return on capital employed	8.41%	7.80%	8.39%	9.80%	**10.93%**



Urban Area
New Town Area
Existing Lines
MTR
Airport Express
Kowloon-Canton Railway
Light Transit Railway
Cross Harbour Tunnels
Route 3
Under Construction
Ma On Shan to Tai Wai Rail Link
MTR Tseung Kwan O Extension
West Rail (Phase I)
CHINA
Sheung Shui
Fanling
Tai Po
NEW TERRITORIES
Ma On Shan
Shatin
Sai Kung
Yuen Long
Tsuen Wan
Tuen Mun
KOWLOON
Kowloon Tong
Lai King
Tsing Yi
Hong Kong International Airport
Mong Kok
Hunghom
Tseung Kwan O
Tung Chung
Discovery Bay
Central
Quarry Bay
Mui Wo
LANTAU ISLAND
HONG KONG ISLAND
Chai Wan

Group's Investments Distribution Map

Investment Properties

Eva Court 36 MacDonnell Road ①

Silver Fortune Plaza Lower Ground Floor, Upper Ground Floor and First to Fourth Floors, 1 Wellington Street ②

Hollywood Plaza 610 Nathan Road ③

Kowloon Building 555 Nathan Road ④

Well Tech Centre First to Fifteenth Floors and Twentieth to Twenty-Ninth Floors 9 Pat Tat Street ⑤

Shatin Centre 2-16 Wang Pok Street ⑥

City One Plaza, Ngan Shing Shopping Centre, Wet Market and various shop units under residential towers City one, Shatin ⑦

City Landmark II 145-165 Castle Peak Road ⑧

The Trend Plaza Tuen Mun Heung Sze Wui Road ⑨

Block C Hang Wai Industrial Centre Pui To Road/Kin On Street/ Kin Wing Street/Kin Tai Street ⑩

Fanling Centre 33 San Wan Road ⑪

Hotel Management and Operations

Newton Hotel Hong Kong North Point ①

Newton Hotel Kowloon Prince Edward ②

Listed Associated Companies

The Hong Kong and China Gas Company Limited

International Finance Centre 1 Habour View Street ①

Sai Wan Ho Ferry Concourse Inland Lot No. 8955 ②

Gas Plant Ma Tau Kok Kowloon ③

Gas Plant Tai Po New Territories ④

Miramar Hotel and Investment Company, Limited

Miramar Tower and Miramar Shopping Centre Tsimshatsui Kowloon ①

Hotel Miramar Tsimshatsui Kowloon ②

6 Knutsford Terrace Tsimshatsui Kowloon ③

Hong Kong Ferry (Holdings) Company Limited

Tai Kok Tsui Redevelopment Site 201Tai Kok Tsui Road ①

Kingsford Industrial Centre Cho Yuen Street, Yau Tong ②

Report of the Auditors

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE MEMBERS OF HENDERSON INVESTMENT LIMITED

(INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the financial statements on pages 33 to 73 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 4th October, 2001

Consolidated Income Statement

for the year ended 30th June, 2001

	Notes	2001 HK$'000	2000 HK$'000
Turnover	4	**1,050,751**	817,208
Direct costs		**(552,157)**	(206,398)
Gross profit		**498,594**	610,810
Other revenue	5	**96,140**	10,102
Profit on disposal of investments in securities		**101,272**	1,239,351
(Deficit) surplus on revaluation of investments in securities		**(48,901)**	31,968
Selling and distribution costs		**(109,968)**	(196,817)
Other operating expenses		**(3,716)**	(7,000)
Impairment in value of leasehold properties		**—**	(345,214)
Administrative expenses		**(167,165)**	(127,725)
Profit from operations	6	**366,256**	1,215,475
Finance costs	7	**(135,721)**	(155,832)
Gain on disposal of interests in subsidiaries		**582,181**	—
Impairment in value of associates		**(23,122)**	(559,000)
Impairment in value of a jointly controlled entity		**(49,251)**	(27,720)
Goodwill written off		**(4,408)**	(12,241)
Share of results of associates		**1,480,615**	1,336,988
Share of results of a jointly controlled entity		**8,259**	25,321
Profit before taxation		**2,224,809**	1,822,991
Taxation	10	**(235,481)**	(214,409)
Profit before minority interests		**1,989,328**	1,608,582
Minority interests		**(11,479)**	(919)
Net profit for the year	11	**1,977,849**	1,607,663
Dividends	12	**(648,492)**	(647,985)
Profit for the year, retained		**1,329,357**	959,678
Earnings per share	13	**HK$0.70**	HK$0.57

Consolidated Balance Sheet

at 30th June, 2001

	Notes	The Group 2001 HK$'000	The Group 2000 HK$'000	The Company 2001 HK$'000	The Company 2000 HK$'000
Non-current Assets					
Investment properties	14	**4,272,688**	4,676,007	—	—
Property, plant and equipment	15	**2,477,817**	1,061,983	—	4
Properties held for development	16	**19,975**	20,311	—	—
Investments in subsidiaries	17	—	—	**2,266,258**	2,266,258
Interests in associates	18	**13,600,217**	13,178,357	**394,180**	394,180
Interest in jointly controlled entity	19	—	242,373	—	—
Investments in securities	20	**821,036**	801,209	**30**	30
Instalments receivable		**10,294**	15,211	—	—
		21,202,027	19,995,451	**2,660,468**	2,660,472
Current Assets					
Inventories	21	**36,243**	11,419	—	—
Properties for sale	22				
Under development		—	1,013	—	—
Completed		**282,489**	301,277	—	—
Debtors, deposits and prepayments	23	**202,821**	402,280	**3**	3
Instalments receivable		**1,711**	1,836	—	—
Amounts due from subsidiaries		—	—	**11,104,032**	10,439,176
Amounts due from associates	39	**126,418**	127,650	**31,312**	32,673
Amount due from jointly controlled entity	39	—	162,592	—	—
Pledged bank deposits	35	**24,070**	—	—	—
Bank balances and cash	35	**1,056,477**	220,160	**295**	346
		1,730,229	1,228,227	**11,135,642**	10,472,198
Current Liabilities					
Creditors and accrued expenses	24	**288,383**	204,699	**3,357**	3,212
Forward sales deposits		—	1,390	—	—
Amounts due to subsidiaries		—	—	**2,101,171**	1,481,533
Amounts due to associates	39	**80,501**	51,548	**80,253**	51,292
Taxation		**133,608**	99,560	—	—
Proposed dividend		**338,079**	338,079	**338,079**	338,079
Borrowings – due within one year	25	**273,150**	40,800	—	—
Obligations under finance leases	26	**1,004**	—	—	—
		1,114,725	736,076	**2,522,860**	1,874,116
Net current assets		**615,504**	492,151	**8,612,782**	8,598,082
		21,817,531	20,487,602	**11,273,250**	11,258,554

	Notes	The Group 2001 HK$'000	The Group 2000 HK$'000	The Company 2001 HK$'000	The Company 2000 HK$'000
Capital and Reserves					
Share capital	27	**563,466**	563,466	**563,466**	563,466
Reserves	28	**18,348,109**	17,721,224	**10,709,784**	10,695,088
		18,911,575	18,284,690	**11,273,250**	11,258,554
Minority interests		**978,352**	141,277	—	—
Non-current Liabilities					
Borrowings – due after one year	25	**1,706,101**	1,776,320	—	—
Obligations under finance leases	26	**470**	—	—	—
Loan from a fellow subsidiary	39	**221,033**	285,315	—	—
		1,927,604	2,061,635	—	—
		21,817,531	20,487,602	**11,273,250**	11,258,554

The financial statements on pages 33 to 73 were approved by the Board of Directors on 4th October, 2001 and are signed on its behalf by:

Lee Shau Kee)
Directors
Lee Tat Man)

Consolidated Statement of Recognised Gains and Losses

for the year ended 30th June, 2001

	2001 HK$'000	2000 HK$'000
Revaluation decrease on investment properties	**(436,044)**	(36,708)
Revaluation decrease on other properties	**(150,000)**	—
	(586,044)	(36,708)
Net profit for the year	**1,977,849**	1,607,663
Realisation of other property revaluation	**(116,428)**	(17,245)
	1,275,377	1,553,710
Prior period adjustments (note 28)		
Reduction of retained profits brought forward		(266,890)
Reduction of other property revaluation surplus brought forward		(22,566)
		(289,456)

Consolidated Cash Flow Statement

for the year ended 30th June, 2001

	Notes	2001 HK$'000	2000 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	29	**595,462**	411,490
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		**73,936**	21,107
Interest paid		**(140,510)**	(171,499)
Interest element of finance lease payments		**(162)**	—
Dividends paid to shareholders		**(648,294)**	(619,581)
Dividends received from associates and investments in securities		**733,723**	959,575
Dividends paid to minority shareholders		**(40,839)**	(3,920)
NET CASH (OUTFLOW) INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(22,146)**	185,682
TAXATION			
Hong Kong Profits Tax paid		**(20,641)**	(208,929)
INVESTING ACTIVITIES			
Advance to jointly controlled entity		**—**	(18,806)
Purchase of property, plant and equipment		**(168,819)**	(22,223)
Proceeds from disposal of property, plant and equipment		**5,927**	37
Payments to acquire investments in securities		**(727,383)**	(679,173)
Proceeds from disposal of investments in securities		**760,077**	2,034,841
Payments to acquire interest in associates		**(153,453)**	(4,564)
Advance from (repayment to) associates		**30,185**	(269,113)
Repayment to investee companies		**—**	(3,894)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	30	**398**	5
Payment to acquire additional interest in subsidiaries		**—**	(2)
NET CASH (OUTFLOW) INFLOW FROM INVESTING ACTIVITIES		**(253,068)**	1,037,108
NET CASH INFLOW BEFORE FINANCING		**299,607**	1,425,351
FINANCING	31		
(Repayment to) loan from a fellow subsidiary		**(64,282)**	236,069
Contributions from minority shareholders		**(3,765)**	1,663
Repayment of obligations under financial leases		**(134)**	—
Issue of shares to minority shareholders		**897,546**	22,264
New bank and other loans raised		**1,000,000**	1,550,000
Repayment of bank and other loans		**(1,293,193)**	(3,034,555)
NET CASH INFLOW (OUTFLOW) FROM FINANCING		**536,172**	(1,224,559)
INCREASE IN CASH AND CASH EQUIVALENTS		**835,779**	200,792
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		**179,170**	(21,622)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		**1,014,949**	179,170
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		**1,056,477**	219,970
Bank loans and overdrafts		**(41,528)**	(40,800)
		1,014,949	179,170

1. **GENERAL**

The Company is a public limited liability company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited. Its ultimate holding company is Henderson Development Limited, a private limited liability company incorporated in Hong Kong.

The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, security services, hotel operation and information technology development.

2. **ADOPTION OF STATEMENT OF STANDARD ACCOUNTING PRACTICE**

In the current year, the Company has adopted, for the first time, Statement of Standard Accounting Practice No. 14 (Revised) — Leases ("SSAP 14 (Revised)") issued by the Hong Kong Society of Accountants.

The adoption of SSAP 14 (Revised) has not resulted in any significant changes to the accounting treatment adopted for leases and accordingly, no prior period adjustment has been required. Disclosure for the Group's leasing arrangements have been modified so as to comply with the new requirements of SSAP 14 (Revised). Comparative amounts have been restated to achieve a consistent presentation.

3. **SIGNIFICANT ACCOUNTING POLICIES**

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) Group reorganisation and basis of consolidation

Pursuant to a group reorganisation (the "Group Reorganisation"), which was completed on 28th June, 2000, to rationalise the Group structure in preparation of the listing of the shares of Henderson Cyber Limited ("Henderson Cyber"), one of the then partly-owned subsidiaries, on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM"), certain subsidiaries of the Company were disposed of to Henderson Cyber in consideration of and in exchange for the shares of Henderson Cyber. Upon completion of the Group Reorganisation, the effective interest of the Group in Henderson Cyber became 66.67%.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill arising on consolidation, which represents the excess of the purchase consideration over the Group's share of the fair value ascribed to the separable net assets of a subsidiary at the date of acquisition, is written off on acquisition. Negative goodwill, which represents the excess of the Group's share of the fair value ascribed to the separable net assets of a subsidiary at the date of acquisition over the purchase consideration, is credited to reserves.

On the disposal of a subsidiary, the attributable amount of negative goodwill previously credited to reserves is included in the determination of the profit or loss on disposal of the subsidiary.

(b) Investments in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, controls more than half of the voting power or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any identified impairment losses.

3. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd)

(c) Interests in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year based on their financial statements made up to 30th June each year or to a date which is not more than six months before the Group's balance sheet date. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment losses.

(d) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

(i) Jointly controlled assets

Where a group company undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of jointly controlled assets, together with its share of joint venture expenses are recognised when it is probable that the economic benefits associated with the transaction will flow to / from the Group.

(ii) Jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities plus the premium paid/less any discount on acquisition in so far as it has not already been written off or amortised. The Group's share of post-acquisition results of jointly controlled entities is included in the consolidated income statement.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the jointly controlled entities, except where the unrealised losses provide evidence of an impairment of the asset transferred.

The Company's investments in jointly controlled entities are stated at cost, as reduced by any identified impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

3. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd)

(e) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any identified impairment losses. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any identified impairment losses.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

(f) Revenue recognition

(i) Income from sale of completed properties is recognised upon the execution of a binding sale agreement. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received.

(ii) Fixed portion rental income under operating leases is recognised on a straight-line basis over the respective lease term. Contingent rent, which is determined based on a factor other than just the passage of time, is recognised when the Group's entitlement to receive payment has been established in accordance with the terms of the agreements.

(iii) Sales of goods from retail business are recognised when goods are delivered and title of goods passes to the purchaser.

(iv) Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

(v) Investment income and dividend income from investments are recognised when the shareholders' rights to receive payment have been established.

(vi) Income from hotels and restaurants and management services are recognised when the relevant services are provided.

(vii) Income from security guard services / consultancy services is recognised when services are provided.

(viii) Toll fee income is recognised on a cash receipt basis.

(g) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value which is assessed annually by professional valuer of the Group and at least once every three years by independent professional valuers. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve, unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

3. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd)

(g) **Investment properties** (cont'd)

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(h) **Hotel properties**

Hotel properties are stated at their open market value which is assessed annually by qualified valuers of the Group and at least once every three years by independent professional qualified valuers. Any surplus or deficit arising on the revaluation of hotel properties is credited or charged to the other property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the other property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On the disposal of a hotel property, the balance on the revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on hotel properties held on leases of more than 20 years. Due to the fact that the hotels are maintained in a continuous state of proper repairs and improvements thereto from time to time, the directors consider that given the estimated lives of the hotel properties, any depreciation would be insignificant due to their high residual value.

(i) **Development properties**

Properties held for or under development are stated at the cost of acquisition to the Group together with any attributable expenses less provision for anticipated losses, where appropriate.

Construction and other costs, including borrowing costs and any attributable expenses relating to the development of properties incurred prior to completion, are included as cost of properties under development.

(j) **Properties held for sale**

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes interest, finance charges, professional fees and other direct costs attributable to such properties until they reach a marketable state. Net realisable value is calculated as the estimated selling price less all costs to completion and costs to be incurred in marketing and selling.

(k) **Borrowing costs**

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

3. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd)

(l) Property, plant and equipment

Property, plant and equipment other than hotel properties are stated at cost less depreciation and amortisation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment other than toll highway operation rights and bridges and hotel properties over their estimated useful lives, using the straight-line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the shorter of the term of the lease or 50 years
Others	10% to 33%

Amortisation of toll highway operation rights and depreciation of bridges are provided for on the basis of a sinking fund calculation whereby annual amortisation and depreciation amounts compounded at 6% per annum will equal to the costs of the relevant toll highway operation rights and bridges at the expiry of the relevant operating periods.

No residual values are assumed for the assets by the directors when determining the depreciation charges.

(m) Inventories

Inventories, which represent retail and catering stocks, are stated at the lower of cost and net realisable value. Costs, which comprises all costs of purchase, is calculated on the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs necessary to make the sale.

(n) Instalments receivable

Instalments receivable represent the principal amounts of proceeds from sale of flats contracted to be received by instalments. The gross amounts repaid by customers include principal and interest calculated at contracted rates on the remaining balance outstanding. The principal amounts receivable within twelve months from the balance sheet date have been included in current assets.

(o) Leases

A finance lease is a lease that transfers to the lessee substantially all the risks and rewards incident to ownership of an asset. Title may or may not eventually be transferred.

Finance leases are recognised as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased assets at the inception of the leases or, if lower, at the present value of the minimum lease payments. Leased assets are subject to depreciation same as other owned depreciable assets unless there is no reasonable certainty that the Group will obtain ownership by the end of the lease term whereby the assets are then depreciated over the shorter of the lease term or their estimated useful lives.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(o) Leases (cont'd)

An operating lease is a lease other than a finance lease. Payments under an operating lease are recognised as an expense in the income statement on a straight-line basis over the lease term after deducting incentive benefits which are recognised as part of the net consideration agreed for the use of the leased asset, irrespective of their nature or form or the timing of payments.

(p) Development costs

Expenditure on development is charged to the income statement in the year in which it is incurred except where a major project is undertaken and it is reasonably anticipated that the development costs will be recovered through future commercial activity. Such development costs are then deferred and written off over the life of the project from the date of commencement of commercial operation.

(q) Foreign currencies

Transactions in foreign currencies are translated at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries, associates and jointly controlled entities which are denominated in currencies other than Hong Kong dollars are translated at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in reserves.

(r) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

(s) Retirement benefit scheme/mandatory provident fund scheme cost

The pension costs charged in the income statement represent the contributions paid and payable in respect of the current year to the Group's defined contribution schemes/mandatory provident fund schemes.

(t) Cash equivalents

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

4. SEGMENTAL INFORMATION

The principal activities of the Group consisted of property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

The Group's turnover and contributions to operating profit analysed by principal activity and geographical market, are as follows:

	Turnover		Operating profit (loss)	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
By principal activity:				
Sale of properties	**8,825**	25,613	**2,265**	18,039
Rental income	**447,366**	383,531	**276,752**	245,213
Hotel operation	**97,563**	102,156	**33,339**	23,241
Department store operation	**188,252**	217,891	**7,942**	31,671
Security services	**71,087**	59,883	**12,275**	12,310
Infrastructure	**160,926**	—	**107,730**	—
Information technology services	**28,306**	—	**(131,376)**	—
Others	**48,426**	28,134	**(15,508)**	13,525
	1,050,751	817,208	**293,419**	343,999
Other revenue			**96,140**	10,102
Profit on disposal of investments in securities			**101,272**	1,239,351
(Deficit) surplus on revaluation of investments in securities			**(48,901)**	31,968
Impairment in value of leasehold properties			**—**	(345,214)
Unallocated expenses			**(75,674)**	(64,731)
			366,256	1,215,475

4. **SEGMENTAL INFORMATION** (cont'd)

	Turnover		Operating profit (loss)	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000
By geographical market:				
Hong Kong	**881,116**	817,208	**196,998**	343,999
Other regions in the People's Republic of China ("PRC")	**169,635**	—	**96,421**	—
	1,050,751	817,208	**293,419**	343,999
Other revenue			**96,140**	10,102
Profit on disposal of investments in securities			**101,272**	1,239,351
(Deficit) surplus on revaluation of investments in securities			**(48,901)**	31,968
Impairment in value of leasehold properties			**—**	(345,214)
Unallocated expenses			**(75,674)**	(64,731)
			366,256	1,215,475

5. **OTHER REVENUE**

	The Group	
	2001	2000
	HK$'000	HK$'000
Interest income	**73,936**	—
Compensation for early termination of tenancy agreements	**198**	4,644
Sponsorship fee	**1,822**	1,121
Sundry income	**20,184**	4,337
	96,140	10,102

6. PROFIT FROM OPERATIONS

	The Group	
	2001	2000
	HK$'000	HK$'000
Profit from operations has been arrived at after charging:		
Auditors' remuneration	**3,119**	2,691
Cost of inventories recognised as an expense	**82,305**	60,466
Cost of properties recognised as an expenses	**6,275**	6,516
Depreciation and amortisation		
Owned assets	**62,262**	12,827
Assets held under finance leases	**527**	—
Loss on disposal of property, plant and equipment	**815**	290
Operating lease payments in respect of rented premises		
Minimum leases payment	**75,856**	62,585
Contingent rent (note a)	**277**	121
	76,133	62,706
Development costs	**1,034**	344
Provision for doubtful debts	**9,539**	11,216
Staff costs excluding directors' emoluments	**210,922**	146,264
and after crediting:		
Rental from investment properties net of outgoings of HK$117,770,000 (2000: HK$112,739,000)	**212,672**	219,076
Other rental income less outgoings (notes b & c)	**64,080**	26,137

Notes:

(a) Contingent rent payments are calculated based on the excess of a percentage of turnover of the relevant operation that occupied the premises over the fixed portion of the monthly rentals.

(b) Including contingent rents received of HK$16,200,000 (2000: NIL).

(c) Including rental income of HK$1,713,000 (2000: HK$1,850,000) from jointly controlled assets less expenses of HK$599,000 (2000: HK$699,000).

7. FINANCE COSTS

	The Group	
	2001	2000
	HK$'000	HK$'000
Interest on:		
Bank loans and overdrafts and other borrowings wholly repayable within five years	**107,975**	126,382
Finance leases	**162**	—
Other borrowings	**27,584**	29,450
Total borrowing costs	**135,721**	155,832

8. DIRECTORS' EMOLUMENTS

	2001 HK$'000	2000 HK$'000
Directors' fees	**340**	360
Other emoluments	**—**	—
Total emoluments	**340**	360

Except for directors' fees of HK$60,000 (2000: HK$60,000), no emoluments were paid to the independent non-executive directors during the two years ended 30th June, 2001.

The aggregate emoluments of each of the directors during the relevant periods were within the emolument band of Nil to HK$1,000,000.

There was no arrangement under which a director had waived or agreed to waive any emoluments during the year.

Certain of the directors received remuneration from the Company's intermediate holding company for services provided to the Group headed by the intermediate holding company of which the Company is a member.

No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to the Company's intermediate holding company and each of that Company's subsidiaries.

9. EMPLOYEES' EMOLUMENTS

The emoluments of the five highest paid individuals, in the Group none of whom is a director, are as follows:

	The Group	
	2001 HK$'000	2000 HK$'000
Basic salaries, allowances, benefits in kind and contributions to retirement benefit schemes	**7,963**	3,521
Bonus	**314**	350
	8,277	3,871

Their emoluments are within the following bands:

	The Group	
Bands	**2001** Number of employees	2000 Number of employees
Nil — HK$1,000,000	**—**	4
HK$1,000,001 — HK$1,500,000	**3**	1
HK$1,500,001 — HK$2,000,000	**1**	—
HK$2,000,001 — HK$2,500,000	**1**	—
	5	5

10. TAXATION

	The Group	
	2001	2000
	HK$'000	HK$'000
The charge comprises:		
Profit for the year		
Hong Kong	**38,786**	74,259
Other regions in the PRC	**9,590**	—
	48,376	74,259
Under (over) provision in prior years		
Hong Kong	**2,744**	(26,169)
Other regions in the PRC	**—**	—
	2,744	(26,169)
	51,120	48,090
Share of tax on results of associates	**182,973**	166,319
Share of tax on results of jointly controlled entity	**1,388**	—
	235,481	214,409

Hong Kong Profits Tax is calculated at 16% (2000: 16%) of the estimated assessable profit for the year. Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign jurisdiction during the year.

Details of the potential deferred tax not provided for are set out in note 33.

11. NET PROFIT FOR THE YEAR

Of the Group's net profit for the year of HK$1,977,849,000 (2000: HK$1,607,663,000), a profit of HK$663,188,000 (2000: HK$549,533,000) has been dealt with in the financial statements of the Company.

12. DIVIDENDS

	2001	2000
	HK$'000	HK$'000
Special dividend	**507**	—
Interim paid, 11cents (2000: 11 cents) per share	**309,906**	309,906
Final proposed, 12 cents (2000: 12 cents) per share	**338,079**	338,079
	648,492	647,985

The Company distributed 14,086,384 shares in Henderson Cyber as special dividend by way of distribution in specie to its shareholders on the basis of 1 share in Henderson Cyber for every 200 shares in the Company held as at 11th July, 2000.

13. EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit for the year of HK$1,977,849,000 (2000: HK$1,607,663,000) and on 2,817,327,395 (2000: 2,817,327,395) ordinary shares in issued during the year. Diluted earnings per share is not shown as there were no dilutive potential shares in existence during the two years ended 30th June, 2001.

14. INVESTMENT PROPERTIES

	The Group HK$'000
At 1st July, 2000	4,676,007
Revaluation decrease	(403,319)
At 30th June, 2001	4,272,688

Representing:

	The Group	
	2001 HK$'000	2000 HK$'000
Long-term leasehold properties situated in Hong Kong	**1,048,023**	1,276,211
Medium-term leasehold properties situated in Hong Kong	**3,224,665**	3,399,796
	4,272,688	4,676,007

Investment properties were revalued on 30th June, 2001 on an open market value basis by Messrs. DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers. The deficit arising on revaluation of investment properties attributable to the Group has been debited to the investment property revaluation reserve.

All of the investment properties of the Group are rented out under operating leases.

Investment properties in Hong Kong with a total carrying value of HK$408,888,000 (2000: HK$487,207,000) were co-owned with certain fellow subsidiaries as tenants in common. The carrying values represent the Group's proportionate share in the valuation of the relevant properties.

15. PROPERTY, PLANT AND EQUIPMENT

	Hotel properties HK$'000	Other land and buildings HK$'000	Toll highway operating rights HK$'000	Bridges HK$'000	Construction in progress HK$'000	Leasehold improvements, equipment, furniture, fixtures and motor vehicles HK$'000	Total HK$'000
The Group:							
COST OR VALUATION							
At 1st July, 2000	980,000	50,856	—	—	—	119,093	1,149,949
Acquisition of subsidiaries	—	7,714	786,891	653,692	3,341	140,830	1,592,468
Additions	—	195	2,638	1,757	324	163,905	168,819
Revaluation decrease	(150,000)	—	—	—	—	—	(150,000)
Disposals	—	—	—	—	—	(9,969)	(9,969)
Transfer	—	—	—	2,813	(2,813)	—	—
	830,000	58,765	789,529	658,262	852	413,859	2,751,267
Comprising:							
At cost	—	58,765	789,529	658,262	852	413,859	1,921,267
At valuation 30th June, 2001	830,000	—	—	—	—	—	830,000
	830,000	58,765	789,529	658,262	852	413,859	2,751,267
Depreciation and amortisation							
At 1st July, 2000	—	4,894	—	—	—	83,072	87,966
Acquisition of subsidiaries	—	873	32,388	43,159	—	49,502	125,922
Provided for the year	—	1,258	13,598	9,249	—	38,684	62,789
Eliminated on disposals	—	—	—	—	—	(3,227)	(3,227)
At 30th June, 2001	—	7,025	45,986	52,408	—	168,031	273,450
Net book values							
At 30th June, 2001	830,000	51,740	743,543	605,854	852	245,828	2,477,817
At 30th June, 2000	980,000	45,962	—	—	—	36,021	1,061,983

	Hotel properties		Other land and buildings		Toll highway operating rights		Bridges		Construction in progress	
	2001 HK$'000	2000 HK$'000	**2001** HK$'000	2000 HK$'000	**2001** HK$'000	2000 HK$'000	**2001** HK$'000	2000 HK$'000	**2001** HK$'000	2000 HK$'000
Long-term leasehold properties situated in										
— Hong Kong	**254,000**	980,000	**1**	1	**—**	—	**—**	—	**—**	—
— Other regions of the PRC	**—**	—	**1,002**	1,046	**—**	—	**—**	—	**—**	—
Medium-term leasehold properties situated in										
— Hong Kong	**576,000**	—	**44,094**	44,915	**—**	—	**—**	—	**—**	—
— Other region of the PRC	**—**	—	**6,643**	—	**743,543**	—	**605,854**	—	**852**	—
	830,000	980,000	**51,740**	45,962	**743,543**	—	**605,854**	—	**852**	—

15. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Hotel properties were revalued on 30th June, 2001 on an open market value basis by Messrs. DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers.

The net book value of assets includes an amount of HK$2,196,000 (2000: Nil) in respect of assets held under finance leases.

The Group's toll highway operation rights are pledged as securities for certain bank loans.

	Furniture and equipment HK$'000
The Company:	
Cost	
At 1st July, 2000 and 30th June, 2001	21
Depreciation	
At 1st July, 2000	17
Provided for the year	4
At 30th June, 2001	21
Net book values	
At 30th June, 2001	—
At 30th June, 2000	4

16. PROPERTIES HELD FOR DEVELOPMENT

The Group

Included in properties held for development is net interest capitalised of HK$618,000 (2000: HK$618,000).

17. INVESTMENTS IN SUBSIDIARIES

	The Company	
	2001 HK$'000	2000 HK$'000
Unlisted shares, at cost	**2,266,258**	2,266,258

Details of the principal subsidiaries are shown on pages 68 to 72.

18. INTERESTS IN ASSOCIATES

	The Group		The Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Unlisted				
Shares, at cost	—	—	**394,180**	394,180
Share of net assets	**971,827**	1,145,468	—	—
Listed in Hong Kong				
Share of net assets	**12,628,390**	12,032,889	—	—
	13,600,217	13,178,357	**394,180**	394,180
Market value of listed investments	**20,498,643**	16,460,741	—	—

Details of the principal associates are shown on page 73.

19. INTEREST IN A JOINTLY CONTROLLED ENTITY

	The Group	
	2001	2000
	HK$'000	HK$'000
Jointly controlled entity		
Share of net assets	—	242,373

Interest in a jointly controlled entity represents share of net assets of the Group's equity interest in Hang Zhou Henderson Qianjiang Third Bridge Company, Limited which became a subsidiary of the Company on 1st November, 2000.

20. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2001	2000	**2001**	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group						
Equity securities						
Listed	**528,941**	8,944	**214,979**	678,345	**743,920**	687,289
Unlisted	**61,060**	55,002	**16,056**	58,918	**77,116**	113,920
	590,001	63,946	**231,035**	737,263	**821,036**	801,209
Market value of listed securities	**528,941**	52,113	**214,979**	678,345	**743,920**	730,458
Carrying amount analysed for reporting purposes as:						
Non-current	**590,001**	63,946	**231,035**	737,263	**821,036**	801,209

20. INVESTMENTS IN SECURITIES (cont'd)

	Other investments 2001 HK$'000	Other investments 2000 HK$'000
The Company		
Equity securities		
Unlisted	**30**	30
Carrying amount analysed for reporting purposes as:		
Non-current	**30**	30

21. INVENTORIES

THE GROUP

Goods of HK$12,153,000 (2000: HK$423,000) are carried at net realisable value.

22. PROPERTIES FOR SALE

THE GROUP

Properties for sale with a total carrying value of HK$30,812,000 (2000: HK$30,996,000) were co-owned with certain fellow subsidiaries as tenants in common and the carrying value represents the Group's proportionate share in the total cost of the relevant properties.

Included in properties for sale under development is net interest capitalised of Nil (2000: Nil)

23. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group maintains a defined credit policy. The ageing analysis of trade debtors (net of provision for bad debts) of the Group are as follows:

	The Group 2001 HK$'000	The Group 2000 HK$'000
Under 1 month overdue	**32,646**	245,415
1 to 3 months overdue	**23,536**	20,694
More than 3 months overdue but less than 6 months overdue	**6,876**	2,203
Over 6 months overdue	**3,628**	3,305
	66,686	271,617
Prepayments, deposits and other receivable	**136,135**	130,663
	202,821	402,280

Included in the debtors, deposits and prepayments is an amount of HK$2,834,000 (2000: HK$2,515,000) in respect of a rental deposit which is expected to be repaid after twelve months.

24. CREDITORS AND ACCRUED EXPENSES

The analysis of trade payable of the Group included in creditors and accrued expenses by due date are as follows:

	The Group	
	2001	2000
	HK$'000	HK$'000
Due within 1 month or on demand	**118,395**	100,042
Due after 1 month but within 3 months	**35,036**	4,510
Due after 3 months but within 6 months	**5,322**	3,618
Due after 6 months	**26,499**	5,081
	185,252	113,251
Rental deposits and other payable	**103,131**	91,448
Total creditors and accrued expenses	**288,383**	204,699

25. BORROWINGS

	The Group	
	2001	2000
	HK$'000	HK$'000
Bank loans	**1,911,403**	1,750,000
Other loans	**26,320**	26,320
Bank overdrafts	**41,528**	40,800
	1,979,251	1,817,120
Secured	**411,403**	—
Unsecured	**1,567,848**	1,817,120
	1,979,251	1,817,120

The borrowings bear interest at prevailing market rates and are repayable as follows:

	2001	2000
	HK$'000	HK$'000
Within one year	**273,150**	40,800
Between one to two years	**750,951**	1,276,320
Between two to five years	**858,170**	500,000
Over five years	**96,980**	—
	1,979,251	1,817,120
Less: Amounts due within one year and included in current liabilities	**(273,150)**	(40,800)
Amounts due after one year	**1,706,101**	1,776,320

26. OBLIGATIONS UNDER FINANCE LEASES

At the balance sheet date, the totals of minimum lease payments and the present value of the obligations under finance leases for each of the following periods are:

	THE GROUP			
	Total outstanding minimum lease payments		Present value	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Not later than 1 year	**1,221**	—	**1,004**	—
Later than 1 year and not later than 5 years	**563**	—	**470**	—
	1,784	—	**1,474**	—
Less: Future finance charges	**(310)**	—	—	—
Present value of lease obligations	**1,474**	—	**1,474**	—
Amount due within one year shown under current liabilities			**(1,004)**	—
Amount shown under non-current liabilities			**470**	—

The difference between the total outstanding minimum leases payment and the present value represents the discount implicit in the leases.

27. SHARE CAPITAL

	2001	2000
	HK$'000	HK$'000
Authorised:		
3,000,000,000 ordinary shares of HK$0.2 each	**600,000**	600,000
Issued and fully paid:		
2,817,327,395 (2000: 2,817,327,395) ordinary shares of HK$0.2 each	**563,466**	563,466

There was no movement in the share capital of the Company for the two years ended 30th June, 2001.

28. RESERVES

	Investment property revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Retained profits HK$'000	Total HK$'000
The Group						
At 1st July, 1999						
As previously reported	3,638,994	637,090	12,909	6,158,568	6,657,394	17,104,955
Prior period adjustments (note 1)	—	(22,566)	—	—	(266,890)	(289,456)
As restated	3,638,994	614,524	12,909	6,158,568	6,390,504	16,815,499
Reclassification	(196,581)	196,581	—	—	—	—
Surplus (deficit) on revaluation						
Company and subsidiaries	42,541	—	—	—	—	42,541
Associates	(79,249)	—	—	—	—	(79,249)
Profit for the year	—	—	—	—	1,607,663	1,607,663
Realisation of revaluation reserve	—	(17,245)	—	—	—	(17,245)
Dividends	—	—	—	—	(647,985)	(647,985)
At 1st July, 2000	3,405,705	793,860	12,909	6,158,568	7,350,182	17,721,224
Deficit on revaluation						
Company and subsidiaries	(398,895)	(150,000)	—	—	—	(548,895)
Associates	(37,149)	—	—	—	—	(37,149)
Profit for the year	—	—	—	—	1,977,849	1,977,849
Realisation of revaluation reserve	—	(116,428)	—	—	—	(116,428)
Dividends	—	—	—	—	(648,492)	(648,492)
At 30th June, 2001	2,969,661	527,432	12,909	6,158,568	8,679,539	18,348,109
The Company						
At 1st July, 1999	—	—	3,461	6,158,568	4,631,511	10,793,540
Profit for the year	—	—	—	—	549,533	549,533
Dividends	—	—	—	—	(647,985)	(647,985)
At 1st July, 2000	—	—	3,461	6,158,568	4,533,059	10,695,088
Profit for the year	—	—	—	—	663,188	663,188
Dividends	—	—	—	—	(648,492)	(648,492)
At 30th June, 2001	—	—	3,461	6,158,568	4,547,755	10,709,784

28. RESERVES (cont'd)

Included in the above is the Group's share of post-acquisition reserves of its associates, as follows:

	Investment property revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Retained profits HK$'000	Total HK$'000
At 1st July, 1999						
As previously reported	1,561,916	22,566	—	—	3,024,847	4,609,329
Prior period adjustment (note 1)	—	(22,566)	—	—	(266,890)	(289,456)
As restated	1,561,916	—	—	—	2,757,957	4,319,873
Reclassification	(196,581)	196,581	—	—	—	—
Deficit on revaluation	(79,249)	—	—	—	—	(79,249)
Realisation of revaluation reserve	—	(17,245)	—	—	—	(17,245)
Profit for the year	—	—	—	—	219,654	219,654
At 1st July, 2000	1,286,086	179,336	—	—	2,977,611	4,443,033
Deficit on revaluation	(37,149)	—	—	—	—	(37,149)
Realisation of revaluation reserve	—	(116,428)	—	—	—	(116,428)
Reclassification	—	—	—	—	(20,833)	(20,833)
Profit for the year	—	—	—	—	572,850	572,850
At 30th June, 2001	1,248,937	62,908	—	—	3,529,628	4,841,473

Included in the above is the Group's share of post-acquisition profits of its jointly controlled entity, as follows:

	Investment property revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Retained profits HK$'000	Total HK$'000
At 1st July, 1999	—	—	—	—	45,581	45,581
Profit for the year	—	—	—	—	25,321	25,321
At 1st July, 2000	—	—	—	—	70,902	70,902
Profit for the year	—	—	—	—	6,871	6,871
Reclassification	—	—	—	—	(77,773)	(77,773)
At 30th June, 2001	—	—	—	—	—	—

Notes:

(a) In prior years, an associate of the Group carried its properties held for development at valuation which is inconsistent with the Group policy for like properties, and the Group had accounted for its share of the associate's revaluation surplus and utilised the surplus to offset the other properties revaluation deficit of other associates. Prior period adjustments are made in the current year reducing the interests in associates at 30th June, 2000 by HK$174,435,000, other property revaluation reserves at 1st July, 1999 by HK$22,566,000 and retained profits brought forward at 1st July, 1999 by HK$266,890,000. There is no material effect on the consolidated income statement for the two years ended 30th June, 2001.

(b) The Company's reserves available for distribution to shareholders as at the balance sheet date are represented by its retained profits amounting to HK$4,547,755,000 (2000: HK$4,533,059,000).

29. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 HK$'000	2000 HK$'000
Profit before taxation	2,224,809	1,822,991
Share of results of associates	(1,480,615)	(1,336,988)
Share of results of a jointly controlled entity	(8,259)	(25,321)
Interest incomes	(73,936)	(21,107)
Interest expenses	135,721	155,832
Depreciation and amortisation	62,789	12,827
Gain on disposal of interests in subsidiaries	(582,181)	—
Goodwill written off	4,408	12,241
Exchange losses	1,706	—
Impairment in value of leasehold properties	—	345,214
Impairment in value of completed properties for sale	14,397	—
Impairment in value of properties held for development	336	—
Impairment in value of associates and jointly controlled entity	72,373	586,720
Loss on disposal of property, plant and equipment	815	290
Profit on disposal of investments in securities	(101,272)	(1,239,351)
Dividends from investments in securities	(8,932)	(8,560)
Provision for doubtful debts on instalments receivable	9,539	11,216
Provision for obsolete inventories	101	—
Deficit (surplus) on revaluation of investments in securities	48,901	(31,968)
Increase in properties held for development	—	(3,294)
Decrease in instalments receivable	4,726	1,873
Decrease in completed properties for sale	6,275	5,429
(Increase) decrease in inventories	(19,943)	5,929
Decrease in cash held by stakeholders on properties pre-sold	—	1
Decrease in debtors, deposits and prepayments	240,676	130,671
Increase in properties under development	(871)	(486)
Increase (decrease) in creditors and accrued expenses	45,289	(13,535)
(Decrease) increase in forward sales deposits	(1,390)	866
Net cash inflow from operating activities	595,462	411,490

30. ACQUISITION OF SUBSIDIARIES

	2001 HK$'000	2000 HK$'000
Net assets (liabilities) acquired		
Property, plant and equipment	1,466,546	158
Interests in associates	16,749	—
Investment in securities	150	—
Inventories	4,982	—
Debtors, deposits and prepayments	50,440	—
Pledged bank deposits	24,070	—
Bank balances and cash	65,224	5
Creditors and accrued expenses	(43,147)	(470)
Obligations under finance leases	(1,410)	—
Taxation	(3,569)	—
Borrowings	(454,596)	—
Loan from a fellow subsidiary	—	(37)
Loan from a shareholder	(161,533)	—
Carrying value of associates and jointly controlled entity prior to becoming subsidiaries on acquisition	(344,882)	—
Minority interests	(559,259)	—
Net assets (liabilities)	59,765	(344)
Goodwill	5,061	344
	64,826	—
Satisfied by		
Cash consideration paid	64,826	—
Analysis of net inflow of cash and cash equivalents in connection with the acquisition of subsidiaries		
Cash consideration paid	(64,826)	—
Bank balances and cash acquired	65,224	5
Net inflow of cash and cash equivalents in connection with the acquisition of subsidiaries	398	5

The subsidiaries acquired during the year contributed HK$149,243,000 to the Group's net operating cash flow, paid HK$45,414,000 in respect of the net returns on investments and servicing of finance, paid HK$10,301,000 in respect of taxation, received HK$155,000 for investing activities and paid HK$123,169,000 in respect of financing activities.

The subsidiaries acquired during the year contributed HK$160,926,000 to the Group's turnover and HK$53,196,000 to the Group's profit from operations.

The subsidiaries acquired last year did not have any significant impact on the Group's cash flows or operating results for that year.

31. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Obligations under finance leases HK$'000	Loan from a fellow subsidiary HK$'000	Borrowings HK$'000	Minority interests HK$'000
At 1st July, 1999	—	49,209	3,260,875	111,446
New bank and other loans raised	—	—	1,550,000	—
Repayment of bank and other loans	—	—	(3,034,555)	—
Attributable profits less dividends paid	—	—	—	(3,001)
Acquisition of subsidiaries	—	37	—	29,486
Sale of subsidiaries	—	—	—	1,683
Net cash inflow from financing	—	236,069	—	1,663
At 1st July, 2000	—	285,315	1,776,320	141,277
New bank and other loans raised	—	—	1,000,000	—
Repayment of bank and other loans	—	—	(1,293,193)	—
Attributable profits less dividends paid	—	—	—	(29,360)
Acquisition of subsidiaries	1,410	—	454,596	559,259
Inception of finance lease contracts	198	—	—	—
Share of investment property revaluation reserve	—	—	—	(4,424)
Issue of shares to minority shareholders of subsidiaries	—	—	—	897,546
Loss on deemed disposal of subsidiaries	—	—	—	(582,181)
Net cash (outflow) inflow from financing	(134)	(64,282)	—	(3,765)
At 30th June, 2001	1,474	221,033	1,937,723	978,352

32. MAJOR NON-CASH TRANSACTIONS

During the year the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$198,000 (2000: Nil).

33. DEFERRED TAXATION

At the balance sheet date, the major components of the net unrecognised potential deferred tax assets are as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	**(28,037)**	(9,925)	**—**	(1)
Unutilised tax losses	**190,809**	166,800	**3,390**	2,261
Other timing differences	**(16)**	2,087	**—**	—
Net unrecognised potential deferred tax assets	**162,756**	158,962	**3,390**	2,260

The amount of the net unprovided potential deferred tax charge (credit) for the year is analysed as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Tax effect of timing differences because of:				
Excess (shortfall) of tax allowances over depreciation	**18,112**	(6,965)	**(1)**	1
Tax losses (arising) utilised	**(24,009)**	47,426	**(1,129)**	(1,883)
Other timing differences	**2,103**	(560)	**—**	—
Net unprovided potential deferred tax (credit) charge	**(3,794)**	39,901	**(1,130)**	(1,882)

The deferred tax asset has not been recognised in the financial statements as it is uncertain that the potential deferred tax asset will crystallise in the foreseeable future.

Deferred tax has not been provided on the revaluation surplus arising on the revaluation of investment properties and hotel properties as profit arising on the disposal of these assets would not be subject to taxation. Accordingly, the revaluation does not constitute a timing difference for tax purpose.

34. JOINTLY CONTROLLED ASSETS

Completed properties for sale included the Group's share of interest in jointly controlled assets with an aggregate book value of HK$35,493,000 (2000: HK$35,493,000). The Group's share of liabilities incurred in relation to the jointly controlled assets included in creditors and accrued expenses amounted to HK$434,000 (2000: HK$441,000).

35. PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

Of the pledged bank deposits and bank balances and cash items, a total sum being the equivalent of HK$113,411,000 (2000: Nil) was kept in Mainland China and is subject to exchange control regulations.

Bank balance and cash include pre-sale proceeds held by stakeholders of Nil (2000: HK$190,000).

36. EMPLOYEES RETIREMENT SCHEMES

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employee's basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers.

No employees of the Group were eligible to join the Fund or the Scheme on or after 1st December, 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes.

The Group also participates in the state-organised pension scheme operated by the Government of the PRC for its PRC employees and contributes a certain percentage of the employees' covered payroll to fund the benefits.

The Group's retirement costs charged to the income statement for the year ended 30th June, 2001 were HK$5,404,000 (2000: HK$4,765,000).

37. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, the Group and the Company had commitments and contingent liabilities not provided for in these financial statements as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Contracted commitments for acquisition of property, plant and equipment, property development and renovation expenditure	**23,808**	82,676	—	—
Property development and renovation expenditure approved by the directors but not yet contracted for	—	31	—	—
Guarantees given by the Company to banks to secure banking facilities utilised by subsidiaries	—	—	**1,543,517**	1,790,137
Total future minimum lease payments under non-cancellable operating leases in respect of telecommunication network facilities for each of the following periods				
– not later than 1 year	**7,512**	9,911	—	—
– later then one year and not later than five years	**98**	1,500	—	—
	7,610	11,411	—	—
Total future minimum lease payments under non-cancellable operating leases in respect of rented premises for each of the following periods				
– not later than 1 year	**32,612**	48,949	—	—
– later than the 1 year and not later than five years	**30,590**	51,015	—	—
– later than five years	**4,361**	—	—	—
	67,563	99,964	—	—

Notes:

(i) The leases are negotiated for terms of three to twenty years.

(ii) In addition, there were contingent liabilities in respect of a performance bond guaranteed by a bank on behalf of a subsidiary of the Company amounting to HK$19,000,000 (2000: HK$40,000,000). The performance bond was provided in accordance with the terms of the fixed telecommunication network services licence granted to the Group on 16th February, 2000.

38. LEASE ARRANGEMENT

The Group is both a leasee and a lessor under operating leases. Details of the Group's commitments under non-cancellable operating leases are set out in note 37.

Lessor

As at the balance sheet date, the following assets were rented out under operating leases:

	The Group	
	2001	2000
	HK$'000	HK$'000
Investment properties	**4,272,688**	4,676,007
Properties for sale-completed	**216,154**	216,231

These assets were leased out for periods of one to three years without renewal options given to the leasees.

As at the balance sheet date, the future minimum lease payments under non-cancellable operating leases for each of the following period is:

	The Group	
	2001	2000
	HK$'000	HK$'000
Not later than 1 year	**311,416**	90,739
Later than 1 year end not later than 5 years	**184,315**	50,440
Total	**495,731**	141,179

39. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following significant transactions with related parties:

	Fellow subsidiaries		Associates		Jointly controlled entities	
	2001	2000	**2001**	2000	**2001**	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Agency commission paid	**18,523**	18,338	—	—	—	—
Building management fee paid	**55,636**	53,185	—	—	—	—
Consultancy service income	**5,390**	23	**536**	—	—	—
Cleaning services income	**8,061**	1,229	—	—	—	—
Accountancy fee paid	**5,921**	5,918	—	—	—	—
Rental income	**5,843**	6,086	—	—	—	—
Rental expenses	**57,311**	50,053	**4,004**	5,341	—	—
Hotel management fee paid	—	—	**3,467**	3,916	—	—
Security guard service income	**62,458**	53,855	—	—	—	—
Interest expenses	**16,283**	18,154	—	—	—	—
Interest income	—	—	**3,155**	2,774	—	—
Maintenance fee	**1,902**	5,305	—	—	—	—
Professional fee	**2,270**	—	**280**	1,260	—	—
Staff secondment fee	—	—	—	4,342	—	—
Amounts due to						
— Interest-free	—	—	**80,501**	51,548	—	—
— Interest bearing	**221,033**	285,315	—	—	—	—
Amounts due from						
— Interest-free	—	—	**66,418**	67,650	—	162,592
— Interest bearing	—	—	**60,000**	60,000	—	—
Rental deposit paid	**2,834**	2,515	—	—	—	—
Income from provision of data centre services	—	—	—	—	—	—
Management fee income	**2,474**	18	—	—	—	—
Staff cost reimbursement	**738**	—	**2,700**	—	—	—

Apart from the above interest-bearing advances with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-Bank Offer Rate or with interest at market rates, the other transactions were carried out at market prices or, where no market price was available, at cost plus a percentage profit mark-up.

In addition to the above transactions, the Group also entered into the following significant transactions with related parties:

(a) On 12th June, 2000, Henderson Cyber entered into a licence agreement with the Hong Kong and China Gas Company Limited ("Towngas"), an associate of the Company, relating to the use of certain trade marks at a consideration of HK$1. An indirect wholly-owned subsidiary of Towngas and a subsidiary of the Company also entered into a licence agreement relating to the use of a domain name at a consideration of HK$1. Both licence agreements have no fixed term and may be terminated by one party if the other is in default.

(b) On 23rd June, 2000, Henderson Cyber entered into an agreement with Towngas to provide to the Group with certain supporting services including billing and collection of monthly Public Non-Exclusive Telecommunications Service ("PNETS") charges and set-top boxes rental charges, installation of set-top boxes, call centres, information technology support, warehousing, supplies and warehouse management, marketing and sales and backup delivery services, at reimbursement costs, for a term of three years from the date of the agreement, with the option for the Company to terminate at any time prior to the said three-year period with three months' notice in writing.

39. **RELATED PARTY TRANSACTIONS** (cont'd)

(c) Pursuant to an option agreement dated 23rd June, 2000 entered into by Henderson Cyber and Towngas, Towngas has granted an option to Henderson Cyber at a consideration of HK$10 to purchase all the interests of Towngas in iBrandDirect.com Limited ("iBrandDirect") if the shares of iBrandDirect or its holding company or a company which holds substantially all the assets, liabilities and businesses of iBrandDirect shall be listed on the Stock Exchange of Hong Kong Limited or such other stock exchange of similar international standing as may be decided by the Company.

(d) As part of the Group Reorganisation, the Group sold to Henderson Cyber the entire issued share capital of certain companies of the Group in consideration of Henderson Cyber allotting and issuing 71,900,000 shares to a wholly-owned subsidiary of the Company credited as fully paid.

(e) On 28th June, 2000, a subsidiary of the Company entered into an agreement for leasing of office premises from a subsidiary of Henderson Land Development Company Limited ("HL"), an intermediate holding company. Pursuant to the lease agreement, the subsidiary of HL will lease the entire building to be built for a term of five years with two renewal options for a term of five years each at a monthly rental (exclusive of rates, management fees and other outgoings) of HK$11 per square foot for the initial five-year period and to be adjusted to account for inflation/ deflation by reference to the Consumer Price Index published by the Special Administrative Region of the Hong Kong Government at the expiration of the initial five year period and at the then prevailing market rent for the third five-year period. At June 2001, the construction of the premises has not yet been completed.

(f) On 28th June, 2000, Henderson Cyber entered into agreements with HL pursuant to which:

(i) HL will procure their respective relevant members to grant licences/tenancies to the relevant members of the Group the rights to install such equipment relating to the provision of local wireless fixed telecommunications network services ("FTNS") in buildings developed, owned and/or managed by HL and its subsidiaries excluding the Group (collectively "Henderson Group") for a period of five years from the date of the agreement at a fee calculated by reference to fees charged by the relevant members of the Henderson Group to other unrelated customers or, if there is no such references available, at fees no less favourable than fees at which the Group may obtain from other unrelated parties. During the year, licence fees payable to fellow subsidiaries in respect of the FTNS amounted to HK$675,000 (2000: Nil);

(ii) Henderson Cyber will procure the relevant members of the Group to provide members of the Henderson Group the services available at the data centres of the Group, upon request, for a period of two years from the date of opening of the relevant data centres at a fee calculated by reference to fees charged by the relevant members of the Group to other unrelated customers; and

(iii) Henderson Cyber will procure the relevant members of the Group to provide services to members of the Henderson Group with respect to the high technology infrastructure design, consultancy services and local wireless FTNS in connection with properties developed, owned and/or managed by the Henderson Group for a period of three years from the date of the agreement at a fee calculated by reference to fees charged by the relevant members of the Group to other unrelated customers of the Group. During the year, income from provision of abovementioned services amounted to HK$2,929,000 (2000: HK$23,000).

(g) On 28th June, 2000, Henderson Cyber entered into agreements with HL pursuant to which:

(i) HL will procure the relevant members of the Henderson Group to provide marketing support to the Group in connection with the Group's local wireless FTNS operations and the leasing of the racks in, and marketing of the services offered at, the Group's data centres for a term of three years from the date of agreement at a commission at the same level as offered by the Group to other unrelated service providers;

(ii) Henderson Cyber will procure the relevant members of the Group to provide software system support to the Henderson Group for its properties managed by it for a period of three years from the date of agreement at a fee calculated by reference to fees at which the relevant members of the Group offer such services to other unrelated customers. Services fees received during the year amounted to HK$2,461,000 (2000: Nil); and

(iii) HL will provide, inter alia, legal, secretarial, accounting, computer and other related services and the use of office equipment to Henderson Cyber and its immediate subsidiaries at reimbursement costs for a period of three years commencing from the date of the agreement. Services fees received during the year amounted to HK$2,318,000 (2000: HK$18,000).

39. RELATED PARTY TRANSACTIONS (cont'd)

(h) Two of the Group's properties are managed by subsidiaries of HL. Upon completion of the construction of the property as mentioned in note 39(e) above (the "Property"), it will also be managed by a subsidiary of HL. It is intended that such subsidiaries of HL will continue to, or will, provide such property management services to the Group.

Pursuant to a letter dated 28th June, 2000, a subsidiary of the Company will appoint a subsidiary of HL as the building manger for the Property for a term of three years from the commencement date of the lease. The fee is to be determined by reference to the level of management fees charged by unrelated providers of property management services in respect of properties of similar standard.

Services fees paid to subsidiaries of HL for management of the completed properties first-mentioned amounted to HK$71,000 (2000: Nil).

(i) During the year, a subsidiary of the Company, Henderson Group and Towngas and its subsidiaries ("Towngas Group") have entered into an arrangement whereby members of Henderson Group and Towngas Group will provide content to the subsidiary's portal relating to information and insurance package. Such arrangements will be conducted on terms no less favourable than terms granted to unrelated customers.

In addition to the above, the Company's holding company performed administrative services comprising company secretarial, accounting and personnel to certain group companies at no charge as the directors consider that the costs involved were not significant.

All the principal subsidiaries were incorporated and operate in Hong Kong unless otherwise stated. None of the principal subsidiaries has any loan capital outstanding or in issue.

Particulars of the principal subsidiaries are as follows:

Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
(A) PROPERTY DEVELOPMENT				
Alpenhon Limited	2	1	100	—
Bottcher Investment Limited	20,000	100	100	—
Couraud Investment Limited	200	100	100	—
Dashtrend Investment Limited	2	1	100	—
Desormiere Investment Limited	20,000	100	100	—
Fournet Investment Limited	10,000	100	100	—
Full Gain Investment Limited	2	1	100	—
Gallund Investment Limited	20,000	100	100	—
Gesund Investment Company Limited	2	100	100	—
Inness Investment Limited	10,000	100	100	—
Juliyam Limited	2	1	100	—
Racine Investment Limited	4	100	50	25
Reeltack Investment Limited	30,000	100	100	—
Saxophon Limited	3,000,000	1	100	—
Star Flight Company Limited	2	1	100	—
Vignette Investment Limited	2	1	100	—
(B) PROPERTY INVESTMENT				
** Bour Investment Limited	2	100	100	—
	*1,000	100	100	—
Century Nice Development Limited	2	1	100	—
** Dekker Investment Limited	2	1	100	—
	*2	1	100	—
** Dillinger Investment Limited	2	1	100	—
	*2	1	100	—
Easefine Development Limited	2	1	100	—
Easeluck Development Limited	2	1	100	—
Faith Limited	2	1	—	100
Fordwise Development Limited	1,000	1	100	—
Gain Super Development Limited	2	1	—	100
Golden Dragon Development Company, Limited	12,200	100	100	—
** Hung Shun Investment Company Limited	20,000	100	100	—
Isherwood Investment Limited	2	1	100	—
Jekyll Investment Limited	2	1	100	—
** Mingsway Limited	2	1	—	66.67
Quentin Investment Limited	10,000	1	100	—
Union Fortune Development Limited	10,000	1	—	94.4
** Vansittart Investment Limited	2	1	100	—
** Victory City Enterprises Limited	2	1	—	66.67

Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
(C) FINANCE				
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	100	—
Henderson Investment Credit (1997) Limited	2	1	100	—
** Henderson Investment Finance (2000) Limited	2	1	100	—
** Henderson Investment Credit (2000) Limited	2	1	100	—
** Hency Finance Limited (formerly known as Asia Sun Limited)	2	1	—	66.67
** Henderson Cyber Finance Limited	2	1	—	66.67
(D) INVESTMENT HOLDING				
Ace Winner Development Limited	2	1	100	—
Billion Cheer Development Limited	2	1	—	100
** Bonstar Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Brilliant Enterprises Limited	2	1	—	100
Capital Gold Development Limited	2	1	100	—
** China Investment Group Limited	300,000	1,000	—	64.06
Disralei Investment Limited	2	1	—	100
	*1,000	1	—	100
** Felix Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
** Goldmark Venture Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Graf Investment Limited	2	1	—	100
	*2	100	—	100
** Henderson Cyber Limited (Incorporated in Cayman Islands and operates in Hong Kong)	125,000,000	0.1	—	66.67
Higgins Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Kingsview International Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Laidstone Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Macrostar Investment Limited	2	1	100	—
Medley Investment Limited	2	1	—	100
	*2	100	—	100

Principal activities	Particulars of issued share capital: Number of ordinary shares	Par value HK$	Percentage of shares held by the Company: Directly	Indirectly
(D) INVESTMENT HOLDING (cont'd)				
** Midlink Pacific Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Mount Sherpa Limited	2	1	—	100
	*2	10	—	100
Multiglade Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Nation Team Development Limited	2	1	—	92.81
** Newspeed Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Newmarket International Limited (Incorporated and operates in the British Virgin Islands)	10	US$1	100	—
Paillard Investment Limited	2	1	—	100
	*2	100	—	100
Parson Investment Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Podar Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Ranko Investment Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Rejoice Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
** Senway Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	66.67
Shiu Kien Development Company Limited	1,500	1	94.4	—
	*150,000	100	94.4	—
** St. Helena Holdings Co. Limited (Incorporated and operates in the British Virgin Islands)	3	US$1	100	—
Threadwell Limited (Incorporated and operates in the British\ Virgin Islands)	1	US$1	—	100
** Topgoal Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Winner Glory Development Limited	2	1	100	—
Wiselin Investment Limited	2	1	—	100

Principal activities	Particulars of issued share capital: Number of ordinary shares	Par value HK$	Percentage of shares held by the Company: Directly	Indirectly
(E) DEPARTMENT STORE OPERATION				
Citistore Limited	2	1	—	100
(F) HOTEL MANAGEMENT				
** Gold Eagle Management Limited	2	1	100	—
** Henderson Hotel Management Limited	2	1	100	—
(G) HOTEL OPERATION				
** Newton Hotel Hong Kong Limited	2	1	100	—
** Newton Hotel Kowloon Limited	2	1	100	—
(H) PROFESSIONAL SERVICE				
** Elegant Cleaning Services Company Limited	2	1	—	100
Megastrength Security Services Company	10,000	1	—	100
Limited	400 +	1	—	—
(I) INFRASTRUCTURE				
(i) Incorporated and operates in Hong Kong				
** Benson Industries Limited	2	1	—	100

(ii) Established and operates in the People's Republic of China

	Issued/contributed registered capital	% of equity interest held by: Directly	Indirectly
** Hang Zhou Henderson Qianjiang Third Bridge Company, Limited	RMB200,000,000	48	7.69
** Maanshan Huan Tong Highway Development Limited	RMB99,450,000	—	31.39
** Ningbo Nickwell Highway Development Company Limited	RMB88,000,000	—	24.98
** Ningbo Raytek Highway Development Company Limited	RMB96,000,000	—	24.98
** Ningbo Wise Link Highway Development Company Limited	RMB56,000,000	—	24.98
** Tianjin Wanqiao Development Company Limited	RMB20,000,000	—	44.84
** Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23,680,000	—	44.84

Principal activities	Particulars of issued share capital: Number of ordinary shares	Particulars of issued share capital: Par value HK$	Percentage of shares held by the Company: Directly	Percentage of shares held by the Company: Indirectly
(J) INFORMATION TECHNOLOGY				
** Eastar Technology Limited	35,000,000	1	—	61.47
** Future Home Limited	2	1	—	66.67
** Henderson Data Centre Limited	2	1	—	66.67
** iCare.com Limited	2	1	—	66.67
(K) MANUFACTURING				
** Citifood Company (Hong Kong) Limited	6,136,842	1	—	32.68

* Non-voting deferred shares
** Subsidiaries not audited by Deloitte Touche Tohmatsu
\+ Preference shares

The above list gives the principal subsidiaries of the Company which, in the opinion of the directors, materially affect the profits and assets of the Group. A full list will be annexed to the Company's next annual return.

Principal Associates

at 30th June, 2001

Particulars of the principal associates, all of which were incorporated and operate in Hong Kong, are as follows:

	Percentage of issued ordinary shares held by the Group	Principal activities
LISTED		
The Hong Kong and China Gas Company Limited	33.34	Towngas supply
Hong Kong Ferry (Holdings) Company Limited	30.98	Property development
Miramar Hotel & Investment Company, Limited	39.53	Hotel operation
UNLISTED		
Lucky Country Development Limited	50.00	Property investment
Mandy Investment Company Limited	50.00	Property development
Maxon Investment Limited	25.00	Property investment
Star Play Development Limited	33.33	Property investment

The above list gives the principal associates of the Group which, in the opinion of the directors, materially affect the profits and net assets of the Group.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

Group Income Statement

	Unaudited 6 months ended 30th June, 2001 HK$' Million	Unaudited 6 months ended 30th June, 2000 HK$' Million	Audited year ended 31st December, 2000 HK$' Million
Turnover	3,713.8	3,498.1	6,650.9
Profit before taxation	2,030.8	1,897.4	3,579.1
Taxation	(327.2)	(302.3)	(445.8)
Profit after taxation	1,703.6	1,595.1	3,133.3
Minority interests	(2.1)	(0.3)	(2.3)
Profit attributable to shareholders	1,701.5	1,594.8	3,131.0
Dividends	(633.7)	(621.5)	(1,798.1)

Profit before taxation for the twelve-month period ended 30th June, 2001 is arrived at after deducting depreciation and amortisation charge of HK$463.7 million (2000: HK$458.6 million).

Group Balance Sheet

	Audited as at 31st December, 2000 HK$' Million	Audited as at 31st December, 1999 HK$' Million
Property, plant and equipment	11,635.9	11,439.8
Associates	2,440.1	2,625.5
Jointly controlled entities	25.0	—
Investment securities	627.7	446.2
Net current assets	5,242.3	4,668.9
	19,971.0	19,180.4
Share capital	1,284.4	1,177.1
Share premium	4,165.5	4,283.2
Reserves	13,661.8	12,712.2
Total shareholders' fund	19,111.7	18,172.5
Minority interests	50.0	47.2
Long-term liabilities and deferred items	809.3	960.7
	19,971.0	19,180.4

HONG KONG FERRY (HOLDINGS) COMPANY LIMITED

Group Income Statement

	Unaudited 6 months ended 30th June, 2001 HK$' Million	(Restated) Unaudited 6 months ended 30th June, 2000 HK$' Million (Note)	Audited year ended 31st December, 2000 HK$' Million
Turnover	1,046.2	592.7	776.5
Profit before taxation	272.8	112.8	128.6
Taxation	(14.6)	(1.9)	(1.9)
Profit after taxation	258.2	110.9	126.7
Dividends	(28.5)	(28.5)	(99.8)

Profit before taxation for the twelve-month period ended 30th June, 2001 is arrived at after deducting depreciation and amortisation charge of HK$23.8 million (2000: HK$34.2 million).

Note: Turnover in respect of certain agency transactions have been reclassified in order to conform with the presentation of the current period.

Group Balance Sheet

	Audited as at 31st December, 2000 HK$' Million	Audited as at 31st December, 1999 HK$' Million
Property, plant and equipment	425.8	611.7
Investment properties	179.5	188.0
Properties under development	3,610.5	3,868.5
Other non-current financial assets	53.4	85.8
Net current liabilities	(522.0)	(228.6)
Bank loans	—	(600.0)
Deferred taxation	(15.5)	(26.5)
	3,731.7	3,898.9
Share capital	356.3	356.3
Reserves	3,375.4	3,542.6
	3,731.7	3,898.9

MIRAMAR HOTEL & INVESTMENT COMPANY, LIMITED

Group Income Statement

	Audited year ended 31st March, 2001 HK$' Million	Audited year ended 31st March, 2000 HK$' Million
Turnover	1,237.9	1,180.0
Profit from operations	338.4	323.5
Finance costs	(139.3)	(143.6)
Share of profits of associates	4.1	1.6
Profit from ordinary activities before taxation	203.2	181.5
Taxation	(31.5)	(25.2)
Profit from ordinary activities after taxation	171.7	156.3
Minority interests	13.6	5.9
Profit attributable to shareholders	185.3	162.2
Dividends	(184.7)	(161.6)

Operating profit for the twelve-month period ended 31st March, 2001 is arrived at after deducting depreciation and amortisation charge of HK$56.4 million (2000: HK$64.7 million).

Group Balance Sheet

	Audited as at 31st March, 2001 HK$' Million	Audited as at 31st March, 2000 HK$' Million
Investment properties	6,204.0	6,169.9
Property, plant and equipment	2,505.5	2,325.3
Properties under development	394.1	324.0
Interests in associates	144.8	161.5
Non-trading securities	22.3	27.0
Restricted cash	25.1	76.7
Net current liabilities	(97.4)	(464.6)
Other deferred items	(1,712.3)	(1,336.2)
	7,486.1	7,283.6
Share capital	404.1	404.1
Share premium	287.6	287.6
Reserves	6,579.7	6,326.7
Total shareholders' fund	7,271.4	7,018.4
Minority interests	214.7	265.2
	7,486.1	7,283.6

Growing profit contributions from

the Group's interests in the listed associates and

steady growth in the Group's rental income

will further reinforce the

strong recurrent income of the Group.

憑著集團上市聯營公司持續增長之盈利貢獻及

穩定增長之租金收益，

集團穩健之經常性收入將更為鞏固。





美麗華酒店企業



恒基數碼科技

業務回顧

報告及摘要

財務報表

董事局主席報告

主席兼總經理 — 李兆基博士



本人謹向各股東報告：

營業額及盈利

本集團截至二零零一年六月三十日止年度除税及少數股東權益後之綜合盈利，為港幣十九億七千八百萬元，較上年度增加百分之二十三。營業額為港幣十億五千一百萬元，較上年度增加百分之二十九。

股息

董事局現建議派發末期股息每股港幣一角二仙予二零零一年十二月十日登記在公司股東名冊內之股東。本公司以實物方式分派恒基數碼科技有限公司(「恒基數碼」)股份作為特別股息，給予二零零零年七月十一日登記在股東名冊內之股東，基準為每持有200股本公司股份可獲分派1股恒基數碼股份，連同已派發之中期股息每股港幣一角一仙，全年共派股息每股港幣二角三仙，與上年度股息相同。股息單將於二零零一年十二月十一日寄送各股東。

業務檢討

物業市道

本港經濟於二零零零年尚算穩定，但踏入二零零一年，因環球經濟開始放緩，雖然本港跟隨美國多次減息及政府推出一連串穩定樓價措施，均未能提高市民置業意慾，樓市交投數量比去年稍遜。

收租物業

本年度內，雖然本地經濟受全球性經濟放緩影響，但因集團大部份商場均位於新市鎮中

董事局主席報告(續)

心,而人口繼續增長,故租金穩定。集團本年度之租金收入達港幣四億四千七百萬元,較上年度增加百分之十七。於年結日,集團自佔之收租物業樓面面積,包括應佔上市聯營公司之物業權益在內,共計約為一百八十萬平方呎。

酒店及百貨業務

年度內本地旅遊業持續受外圍經濟放緩影響,香港及九龍麗東酒店全年之平均入住率仍較上年略升至87%,而房價則較去年輕微上調。另外,集團屬下之千色店亦錄得理想業績,並於去年底於將軍澳新都城中心增設第六間分店。

上市聯營公司

香港中華煤氣有限公司(「中華煤氣」)(於年結日,本集團持有該聯營公司33.34%):截至本年六月三十日止之中期盈利約為港幣十七億元,較上年度同期增長6.7%,用戶數目超過一百三十六萬個。在能源業務方面,隨着內地對天然氣發展之重視,該集團正積極拓展內地燃氣業務,並於本年六月投資蘇州工業園區港華燃氣有限公司45%之權益;同時,全資擁有之易高環保能源有限公司正積極在本港參與石油氣加氣站業務。另外,亦參與多個大型的商業及住宅發展項目,其中包括機場鐵路香港站上蓋—國際金融中心一期及正在興建中之二期寫字樓、酒店及商場(佔15%權益),租售中之九龍京士柏山豪宅項目(佔45%權益)及港島西灣河碼頭廣場可建逾一百三十萬平方呎樓面面積之住宅發展用地(佔50%權益)。此外,其馬頭角南廠地盤向城規會申請由商業用途改為住宅用途之計劃亦有良好進展,將可興建超過一百一十萬平方呎之住宅樓面面積。於二零零一年八月,該公司以約港幣三十五億三千萬元向股東回購約三億六千四百萬股份,有利改善日後之資本回報率及每股盈利,此舉亦導致本集團於屬下中華煤氣之持股權益由33.34%增至35.64%。

香港小輪(集團)有限公司(「香港小輪」)(於年結日,本集團持有該聯營公司30.98%):截至本年六月三十日止之中期盈利約為港幣二億

董事局主席報告（續）

五千八百萬元，較上年度同期增加132%。自去年初停止經營載客渡輪業務，目前三個主要營運業務為「地產發展及投資」、「汽車渡輪、船廠及相關業務」及「旅遊及酒店業務」。其中為公司帶來主要溢利之大角咀道201號重建計劃第一期之上蓋建築工程進展順利，第二期亦經已展開。此公司持有之其他貴重發展地盤，正處於不同準備階段有待發展，將為日後帶來穩定收益。

美麗華酒店企業有限公司（「美麗華」）（於年結日，本集團持有該聯營公司39.53%）：截至二零零一年三月三十一日止年度之盈利為港幣一億八千五百萬元，較上年度增加14%。旗下收租物業繼續提供穩定收益，美麗華商場維持95%以上的平均出租率，而美麗華酒店商場之租金收入也持續上升，惟美麗華大廈寫字樓的出租率雖有增長，租金水平卻受制於整體市場壓力，以致租金收入下降。酒店全年入住率達88%，平均房價較去年同期上升16%。其餐飲及旅遊業務雖持續受本地通縮情況影響，但業績已續見改善。

恒基數碼科技有限公司（「恒基數碼」）（於年結日，本集團持有該上市附屬公司66.67%權益。）自恒基數碼於去年七月透過首次公開招股在香港聯合交易所創業板上市後，本港資訊科技行業持續競爭劇烈，加上該公司之業務運作剛起步，截至本年六月三十日止年度錄得港幣八千四百萬元之虧損。期內，旗下之「名氣佳」電視上網機頂盒、互聯網服務及內容供應商之用戶數目已增逾145,000個。在其他業務方面亦因應市場變化而審慎地按既定目標推進。恒基數碼所擁有之充裕資金及商業網絡，均有助其業務在日後取得較佳表現。

投資

期內集團曾提出動用港幣約十九億七千萬元以全面收購美麗華酒店企業有限公司之所有股份權益以擴大集團之投資基礎，惟因未能於期限前接獲足夠之接納股份，只能在市場購入將持股量提升至年結日之39.53%。集團在期內續有出售部份所持之策略性投資而獲利。此外，透過中國投資集團有限公司在國

香港小輪
大角咀重建項目



此位於九龍大角咀之香港小輪船廠舊址填海地塊，現正在興建樓面面積約1,950,000平方呎之商住綜合項目。

內投資之各項收費橋樑及公路亦於年度內為集團提供理想回報。

展望

美國遭恐佈突擊事件，引致全球經濟短期內受到不良之影響，幸而中國經濟至今仍保持穩定增長，二零零八年北京主辦奧運亦將有大量基礎建設進行，使經濟進一步擴張，而中國將加入世界貿易組織，不斷開放市場對經濟連帶有促進作用，為香港帶來不少商機。

政府於今年公佈的一連串房地產政策均有助穩定樓價，尤以停售居屋十個月及日後減少居屋供應量至每年不多於九千個，同時提供一萬二千個免息貸款置業名額，對發展商物業需求增加。同時，因銀行積極爭取按揭業務及利率跟隨美國九次下調，為近四十年新低，使供樓之負擔處於歷史性之低水平，提升自用買家之購買能力，另一方面，物業之租金收入多於按揭利息，亦有利投資者購入物業作投資用途。

在中華煤氣及美麗華權益之增加，使集團之長期收益基礎進一步擴大，而各上市聯營公司均擁有貴重之發展及投資物業，現正處於不同之發展階段，亦成為集團日後穩定盈利之來源。此外，集團擁有約一百八十萬呎樓面面積之收租物業組合，將帶來穩定之租金收益，而在策略性股份投資方面，預期亦可取得理想之回報。

最後，本人謹代表股東及董事局其他成員向全體員工之辛勤努力致謝。

李兆基
主席

香港，二零零一年十月四日

美麗華商場
九龍尖沙咀



此購物中心佔樓面面積三十五萬平方呎，為集團提供理想的租金收入。

酒店

投資及營運

香港麗東酒店


NEWTON HOTEL



九龍麗東酒店



香港麗東酒店及九龍麗東酒店

此乃由本集團獨資持有及經營之兩間中等收費酒店，合共設有538間客房。目前，該兩間酒店之平均入住率約為87%。





業務檢討

主要投資物業

	物業	用途	地契年期	樓面面積（平方呎）	車位數目	本集團所佔權益(%)
香港						
1.	香港半山 麥當奴道36號 「惠苑」	住宅	由1896年 10月26日起999年	108,214	49	100.00
2.	香港威靈頓街1號 「荊威廣場 地庫、地下及 1樓至4樓」	商業	由1918年 6月26日起924年	28,953	—	50.00
九龍						
3.	九龍旺角 彌敦道610號 「荷里活中心」	寫字樓 商業	年期至 2047年6月30日	193,284 100,543	—	33.33
4.	九龍旺角 彌敦道555號 「九龍行」	寫字樓 商業	由1985年 2月4日起75年	84,626 28,656	—	100.00
5.	九龍新蒲崗 八達街9號 「威達工貿 商業中心」 （1樓-15樓及 20樓-29樓）	工貿	年期至 2047年6月30日	136,376	49	100.00
新界						
6.	新界粉嶺 新運路33號 「粉嶺中心」	商業	年期至 2047年6月30日	151,513	302	23.04
7.	新界屯門 杯渡路／ 建安街／ 建榮街／建泰街 「恒威工業 中心C座」	工業	年期至 2047年6月30日	292,264	182	100.00

業務檢討（續）

主要投資物業（續）

	物業	用途	地契年期	樓面面積（平方呎）	車位數目	本集團所佔權益(%)
8.	新界沙田 橫壆街2-16號 「沙田中心」	商業	年期至 2047年6月30日	100,029	545	94.40
9.	新界荃灣 青山道145-165號 「荃灣城市中心II （前稱荃灣 城市廣場）」	商業	年期至 2047年6月30日	155,022	127	26.00
10.	新界屯門 鄉事會路 「時代廣場商場」	商業	年期至 2047年6月30日	195,280	78	100.00
11.	新界沙田 第一城之 第一城中心、 銀城商場、 街市及位於 各住宅樓宇下 若干舖位	商業	年期至 2047年6月30日	413,273	986	25.00

沙田中心





此商場位於香港新界區最早期之新市鎮之一，集團佔94.40%權益，總樓面面積約為100,000平方呎，為集團提供穩定的租金收入。

香港中華煤氣

美麗華酒店企業

香港中華煤氣— 煤氣管道



香港中華煤氣

本集團佔33.34%。該公司為本港最早成立之公用事業公司和唯一之煤氣供應商，擁有超過1,360,000個用戶。香港中華煤氣不斷在香港擴展其供氣網絡以滿足市場對燃氣的需求，亦投入「液體燃料」供應業務來配合政府的長遠發展。該公司近年的業務更趨多元化，除在國內積極發展燃氣供應業務外，並同時參與多個大型的合營地產發展項目如國際金融中心項目、京士柏山及西灣河碼頭廣場發展項目。







美麗華酒店



美麗華酒店企業

本集團佔39.53%。該公司擁有及管理座落於九龍尖沙咀鬧市並擁有525個房間之美麗華酒店，以及位於毗鄰計有696,000平方呎之美麗華大廈及350,000平方呎美麗華商場。美麗華商場人流暢旺,出租率均維持95%以上。毗鄰諾士佛台六號物業的單位亦已全部租出。







業績評論

下列資料須連同恒基發展有限公司已審核綜合賬目及有關賬目附註一併參閱：

業績

二零零一財政年度與二零零零財政年度之比較
本集團在二零零一財政年度之營業額較上一財政年度增加29%，約為港幣十億五千一百萬元。而集團本年度之經營溢利為港幣三億六千六百萬元。由於去年的經營溢利中包括出售證券投資所錄得之龐大溢利並非經常性項目，所以二零零一財政年度之經營溢利比去年明顯減少70%。集團在本財政年度之溢利主要來自租金收入及集團應佔三間上市聯營公司之盈利貢獻。其他重大之溢利來源包括集團一間附屬公司主要在國內投資基建項目之溢利，以及酒店和百貨業務之盈利。另外，集團出售附屬公司部份權益溢利所錄得之港幣五億八千二百萬元則來自其在本年度內成功分拆恒基數碼科技有限公司。集團所佔聯營公司及共同控制公司溢利則較上一財政年度增加9.3%至港幣十四億八千九百萬元。二零零一財政年度之集團股東應佔溢利為港幣十九億七千八百萬元，較之於二零零零財政年度增加23%。

在本財政年度內，集團之物業投資收益約為港幣四億四千七百萬元，較上一財政年度增加17%。集團的應佔聯營公司溢利錄得港幣十四億八千一百萬元，較之於二零零零年度增加11%。此數目主要包括三間上市聯營公司在本財政年度之盈利貢獻，按權益會計基礎計算為港幣十四億一千一百萬元。

集團從投資在國內的基建項目亦獲得理想的回報，而在本財政年度內錄得港幣一億六千一百萬元之營業額及港幣一億零八百萬元之經營溢利。集團之酒店業績續有改善，在二零零一財政年度之盈利為港幣三千三百萬元，較二零零零財政年度增加43%。由於零售業務因應會計制度的改動而將寄售佣金從零售業務營業額改納為集團租金收入，故截至二零零一年六月三十日之財政年度的零售業務經營溢利港幣八百萬元僅為集團本身零售攤位

業績評論（續）

的商品銷售淨收入。集團新近上市及剛開始提供服務之附屬公司恒基數碼科技有限公司，在未計算利息收入、管理收入及少數股東權益合共港幣四千七百萬元前，錄得港幣一億三千一百萬元之虧損。集團於二零零一財政年度之利息支出為港幣一億三千六百萬元，較之於二零零零財政年度減少12.9%。

截至二零零一年六月三十日，集團之非流動資產為港幣二百一十二億零二百萬元，較之於上一財政年底增加6.0%。該資產主要包括聯營公司權益總值港幣一百三十六億元、投資物業總值港幣四十二億七千三百萬元以及證券投資總值港幣八億二千一百萬元。

財政資源及資金流動性

本集團之財政狀況健全，具備雄厚的資金及保持較低的淨負債。截至二零零一年六月三十日，集團之股東權益為港幣一百八十九億一千二百萬元，較二零零零年六月三十日錄得之港幣一百八十二億八千五百萬元增加3.4%。集團於本財政年度之營運資金主要源自收租物業之流動資金及多元化之策略性投資所帶來之收益。集團截至本財政年底之對外淨借貸總額下降44%至港幣八億九千九百萬元。集團於本財政年底的對外淨借貸總額對股東資金比率為4.8%，相對去年財政年底之8.7%。除了一間在年內歸納為集團附屬公司之部份銀行貸款外，本集團之銀行貸款大部份均為無抵押及議定還款期超過一年之有承諾額度。集團截至二零零一及二零零零財政年底之銀行借貸之償還期分別概述如下：

	2001 港幣千元	2000 港幣千元
償還期：		
一年內	**273,150**	40,800
一年後及兩年內	**751,421**	1,276,320
兩年後及五年內	**858,170**	500,000
五年後	**96,980**	—
銀行借貸總額	**1,979,721**	1,817,120
減：銀行結存、存款及現金	**(1,080,547)**	(219,970)
淨借貸	**899,174**	1,597,150

業績評論（續）


營業額及除稅前溢利
百萬港元
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01
財政年度
營業額
除稅前溢利


每股盈利及股息
港元
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
97
98
99
00
01
財政年度
每股盈利
每股股息


股東權益
百萬港元
25,000
20,000
15,000
10,000
5,000
0
97
98
99
00
01
財政年度

集團大部份之融資安排均以港幣為主。銀行借貸利息主要是按香港銀行同業拆息基準加若干議定之息差計算，故屬浮動性質。此外，集團只有兩間附屬公司於中國內地借取人民幣銀行貸款，而該等貸款利息則按中國人民銀行公佈的基本利率計算。整體而言，集團的核心業務並沒有顯著之外滙風險。

此外，集團之流動資產達港幣十七億三千萬元，其中包括港幣十億零五千六百萬元之銀行存款及現金，相對集團流動負債之港幣十一億一千五百萬元，可見集團於本財政年底充裕的財政狀況。

本集團將依其採納之保守理財政策，繼續適當地運用集團之資本及保留溢利來發展集團之業務。集團亦備有充裕資金來源及銀行承諾貸款額度，以供旗下業務運作及未來擴展之用。

香港小輪（集團）

香港小輪（集團）— 大角咀重建項目





1999：工業大廈拆卸後之重建地塊



2000-2004：進行中之建設工程

香港小輪(集團)

本集團佔30.98%。該公司自二零零零年初終止其渡海客輪服務後，圖片中之物業為該公司之主要物業發展項目之一。將建成樓面面積約一百九十五萬平方呎，分別為一百七十一萬平方呎之住宅樓面及二十四萬平方呎之商業樓面。該發展計劃位於九龍大角咀大角咀道及福利街交界，鄰近太子及奧運地鐵站，以及九廣鐵路之西鐵終點站。

董事局報告

董事局同寅茲向全體股東呈截至二零零一年六月三十日止年度之報告及已審核賬目。

主要業務

本公司乃一投資控股公司，其附屬公司之主要業務包括物業發展及投資、百貨業務、酒店業務、保安服務、基建項目、投資控股、資訊科技發展及其他服務。本集團營業額及對經營溢利提供主要貢獻按主要業務及地區(聯營公司及共同控制公司除外)之分析如下：

	營業額		未扣除財務支出之經營溢利	
	二零零一年 港幣千元	二零零零年 港幣千元	二零零一年 港幣千元	二零零零年 港幣千元
按主要業務劃分：				
1. 出售物業	**8,825**	25,613	**2,265**	18,039
2. 物業投資	**447,366**	383,531	**276,752**	245,213
3. 酒店、百貨業務及其他	**594,560**	408,064	**34,868**	26,118
按地區劃分：				
1. 香港	**881,116**	817,208	**217,464**	289,370
2. 中國	**169,635**	—	**96,421**	—

附屬公司

本公司於二零零一年六月三十日之主要附屬公司資料編列於第一百四十六頁至第一百五十頁。

賬目

本集團截至二零零一年六月三十日止年度之溢利及本公司與本集團在該日之財務狀況，已編列於第一百一十一頁至第一百五十一頁之賬目中。

股息

本公司於二零零零年七月十一日派發特別股息，以實物方式分派恒基數碼科技有限公司之股份(「恒基數碼股份」)，基準乃按於二零零零年七月十一日每持有200股本公司股份可獲分派1股恒基數碼股份。該等恒基數碼股份的股票，已於二零零零年七月十二日寄送各股東。

本公司已於二零零一年四月二十五日派發中期股息每股港幣一角一仙。董事局已建議派發末期股息每股港幣一角二仙予二零零一年十二月十日登記在公司股東名冊內之股東。

物業、廠房及設備

本年度物業、廠房及設備之增減詳列於第一百二十八頁及第一百二十九頁賬目附註十五中。

銀行借款、透支及其他借款

本公司及本集團於二零零一年六月三十日之銀行借款、透支及其他借款資料詳列於第一百三十二頁賬目附註廿五中。

儲備

本年度儲備之增減詳列於第一百三十四頁及第一百三十五頁賬目附註廿八中。

集團財務摘要

本集團過去五年之業績、資產及負債摘要詳列於第一百零七頁。

投資物業

本集團之投資物業詳列於第八十五頁及第八十六頁。

年度內本公司附屬公司授予之購股權

恒基數碼科技有限公司（「恒基數碼」）

本公司之附屬公司恒基數碼於二零零零年七月十四日在香港聯合交易所有限公司創業板上市前，根據恒基數碼股東於二零零零年六月二十八日通過之首次公開招股前的購股權計劃（「首次購股權計劃」），授予恒基數碼、其控股公司、附屬公司及同系附屬公司的若干董事及僱員購股權，以認購價每股港幣1.25元，認購合共32,000,000股之恒基數碼股份。接納每購股權須支付代價港幣1.00元。每位承授人將可(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

本年度內，並無根據首次購股權計劃獲授購股權之人士行使購股權。

於二零零一年六月三十日，根據首次購股權計劃授予之可認購合共29,650,000股恒基數碼股份之購股權尚未獲行使。

恒基數碼亦於二零零零年十月四日根據於二零零零年六月二十八日獲其股東批准之購股權計劃授出購股權予恒基數碼集團若干僱員，以認購價每股港幣0.89元，認購合共150,000股之恒基數碼股份。接納每購股權須支付代價港幣1.00元。每位承授人將可(i)在接納購股權之日（「接納日期」）起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii)在接納日期起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及(iii)在接納日期起計三十六個月結束後任何時間行使餘下的

董事局報告（續）

購股權，及於各情況下，不遲於由接納日期起計四年。

本年度內，並無根據購股權計劃獲授購股權之人士行使購股權。

於二零零一年六月三十日，根據購股權計劃授予之可認購合共100,000股恒基數碼股份之購股權尚未獲行使。

董事酬金

依照公司條例第161條及香港聯合交易所有限公司證券上市規則附錄16第24節而披露之董事酬金資料詳列於第一百二十五頁賬目附註八中。

董事

本年度及截至本報告書日期止，本公司之董事為：

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李達民
李鏡禹
劉壬泉
李　寧
李家誠
郭炳濠
何永勳
劉智強
張炳強
黃浩明
孫國林
薛伯榮 *(於二零零一年五月十一日獲委任)*

獨立非執行董事：
胡寶星
阮北耀
梁希文
胡家驃
(胡寶星爵士之替代董事)
(於二零零零年七月二十一日獲委任)

薛伯榮先生依照本公司之公司細則第99條於即將召開之股東週年大會上告退，惟願膺選連任。

李兆基博士、胡寶星爵士、李達民先生、李鏡禹先生及郭炳濠先生依照本公司之公司細則第116條於即將召開之股東週年大會上輪值告退，惟願膺選連任。

董事個人資料

執行董事

李兆基博士，73歲，本公司之創辦人，自1975年出任本公司主席兼總經理，在香港已從事物業發展逾四十五年。李博士亦為恒基兆業地產有限公司創辦人，並出任該公司主席兼總經理。此外，他亦為香港中華煤氣有限公司主席、美麗華酒店企業有限公司董事長及恒基數碼科技有限公司主席、新鴻基地產發展有限公司副主席，以及恒基中國集團有限公司、香港小輪（集團）有限公司及東亞銀行有限公司之董事。李博士與持有根據證券（披

千色店 — 將軍澳分店





此乃千色店在二零零零年底開設從事零售業務之第六間分店，位於新界將軍澳新都城第二期商場內。

董事局報告(續)

露權益)條例第二部須予披露本公司股份權益之有關公司之關係載列於本報告「主要股東權益」之附註。李博士為李達民先生之胞兄、李家傑先生及李家誠先生之父親及李寧先生之岳父。

李家傑先生,38歲,為中國人民政治協商會議全國委員會委員,自1993年出任本公司執行董事及副主席。李先生曾在英國接受教育,於1985年加入恒基地產集團時,已主要負責中國之業務發展。李先生亦為恒基中國集團有限公司董事長及總裁、恒基兆業有限公司(「恒兆」)及恒基兆業地產有限公司(「恒地」)副主席、恒基數碼科技有限公司執行董事及香港中華煤氣有限公司董事。根據證券(披露權益)條例第二部,恒地及恒兆持有本公司之須予披露之股份權益。李先生為李兆基博士之兒子、李家誠先生之胞兄及李寧先生之內弟。

林高演先生,50歲,自1988年出任本公司執行董事及自1993年出任副主席。林先生持有香港大學理學士(榮譽)學位,具有超過二十八年銀行及物業發展經驗。林先生亦為香港小輪(集團)有限公司主席、恒基兆業地產有限公司(「恒地」)副主席、恒基中國集團有限公司及恒基數碼科技有限公司之執行董事及香港中華煤氣有限公司及美麗華酒店企業有限公司之董事。根據證券(披露權益)條例第二部,敏勝置業有限公司、賓勝置業有限公司、踞威置業有限公司、恒地、恒基兆業有限公司、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited持有本公司須予披露之股份權益,而林先生為該等公司之董事。

李達民先生,64歲,自1972年出任本公司執行董事,從事本港地產發展逾二十五年。李先生亦為恒基兆業地產有限公司(「恒地」)之董事。根據證券(披露權益)條例第二部,Kingslee S.A.、恒地、恒基兆業有限公司、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited 持有本公司之須予披露之股份權益,而李先生為該等公司之董事。李先生為李兆基博士之胞弟。

李鏡禹先生,75歲,自1972年出任本公司執行董事。於1973年本公司之最終控股公司恒基兆業有限公司註冊成立時李先生加入該公司,並協助本公司主席從事物業發展逾四十五年。李先生亦為恒基兆業地產有限公司(「恒地」)及恒基中國集團有限公司之執行董事。根據證券(披露權益)條例第二部,敏勝置業

董事局報告(續)

恒基數碼



恒基數碼為用戶提供一系列之通訊、資訊及互聯網服務。

有限公司、賓勝置業有限公司、踞威置業有限公司、Kingslee S.A.及恒地持有本公司之須予披露之股份權益，而李先生為該等公司之董事。

劉壬泉先生，55歲，自1988年出任本公司執行董事，具有超過三十年銀行、財務及投資經驗。劉先生亦為恒基兆業地產有限公司(「恒地」)之執行董事及香港小輪(集團)有限公司及美麗華酒店企業有限公司之董事。根據證券(披露權益)條例第二部，恒地持有本公司之須予披露之股份權益。

李寧先生，44歲，自1990年出任本公司執行董事，持有Babson College理學士及南加州大學工商管理碩士學位。李先生亦為恒基兆業地產有限公司(「恒地」)執行董事及香港小輪(集團)有限公司董事。根據證券(披露權益)條例第二部，恒地持有本公司之須予披露之股份權益。李先生為李兆基博士之女婿及李家傑先生及李家誠先生之姐夫。

李家誠先生，30歲，自1993年出任本公司執行董事，曾在加拿大接受教育。李先生亦為恒基兆業有限公司(「恒兆」)、恒基兆業地產有限公司(「恒地」)、恒基中國集團有限公司及恒基數碼科技有限公司之執行董事，以及香港中華煤氣有限公司之董事。根據證券(披露權益)條例第二部，敏勝置業有限公司、賓勝置業有限公司、踞威置業有限公司、恒地及恒兆持有本公司之須予披露之股份權益，而李先生為該等公司之董事。李先生為李兆基博士之兒子、李家傑先生之胞弟及李寧先生之內弟。

郭炳濠先生，49歲，自1988年出任本公司執行董事。郭先生持有理學(工程)學士學位、理學(行政管理學)碩士學位及測量學(房地產發展)深造文憑。郭先生為英國特許銀行學會會員，在任職本公司以前曾於國際銀行界工作逾十一年及被派駐倫敦、芝加哥、吉隆坡、新加坡及香港工作。郭先生亦為恒基兆業地產有限公司(「恒地」)及恒基中國集團有限公司之執行董事。根據證券(披露權益)條例第二部，恒地持有本公司之須予披露之股份權益。

何永勳先生，68歲，自1995年出任本公司執行董事。彼於1975年加入恒基兆業有限公司，

並具有超過四十五年管理物業投資及發展經驗，專長於會計、稽核及稅務之運作。何先生亦為恒基兆業地產有限公司(「恒地」)及恒基中國集團有限公司之執行董事。根據證券(披露權益)條例第二部，恒地持有本公司之須予披露之股份權益。

劉智強太平紳士，52歲，自1995年出任本公司執行董事，彼於1981年加入恒基地產集團。劉先生為英國皇家測量師學會資深會員、香港測量師學會資深會員及政府認可人仕，具有超過二十九年之物業發展經驗。彼於2001年獲香港特別行政區政府委任為太平紳士。

張炳強先生，46歲，自1997年出任本公司執行董事。彼於1992年加入恒基地產集團。張先生持有英國倫敦大學文學士(榮譽)學位，為特許估價測量師及加拿大認可估價師，在香港、中國及加拿大之地產發展，物業代理及專業測計業務，具有超過二十五年經驗。

黃浩明先生，40歲，自1997年出任本公司執行董事。彼於1996年加入恒基地產集團。黃先生為一註冊專業測量師，並具有超過十七年地產估值、買賣及發展經驗。

孫國林先生，54歲，自1999年7月出任本公司執行董事。彼於1997年加入恒基地產集團。孫先生為香港地產行政學會執行委員及香港地產建設商會個人會員，具有超過三十年物業管理經驗。

薛伯榮先生，53歲，自2001年5月出任本公司執行董事。彼於1991年加入恒基地產集團。薛先生為英國特許秘書及行政人員公會會員、香港地產行政學會資深會員及香港地產建設商會個人會員，並具有超過25年之市場發展、租務及物業管理經驗。

獨立非執行董事

胡寶星爵士，72歲，自1972年出任本公司董事，亦是胡關李羅律師行之顧問，並為恒基兆業地產有限公司(「恒地」)及新鴻基地產發展有限公司之董事。他持有香港及英國執業律師資格，並為英國仲裁學會院士、英國工商管理學會院士及英國董事協會院士。獲香

董事局報告（續）

港城市大學頒授名譽法律學博士學位及英國倫敦大學英皇學院頒發院士名銜，並應天津南開大學之邀出任名譽教授。胡爵士於2000年成為香港管理專業協會會士。彼亦為香港大學「胡寶星法律獎」及「胡寶星海外暑期旅遊進修獎學金」之創辦人。胡爵士亦於城市大學設立了「胡寶星中國法與比較法講座教授」。根據證券（披露權益）條例第二部，恒地及恒基兆業有限公司持有本公司之須予披露之股份權益，而胡爵士為該等公司之董事。胡爵士為胡家驃先生之父親。

阮北耀先生，65歲，自1981年出任本公司董事。阮先生為英格蘭及威爾斯及香港最高法院律師及翁余阮律師行之合夥人，而於香港及中國從事法律工作逾三十五年。阮先生亦為恒基中國集團有限公司之董事。

梁希文先生，67歲，自1977年出任本公司董事。梁先生為特許測計師，亦為恒基兆業地產有限公司（「恒地」）、香港小輪（集團）有限公司及香港中華煤氣有限公司之董事。根據證券（披露權益）條例第二部，恒地持有本公司之須予披露之股份權益。

胡家驃先生，39歲，自2000年7月出任胡寶星爵士之替代董事。胡先生為洛希爾父子（香港）有限公司（"洛希爾父子"）之董事，負責洛希爾父子在北亞洲區的投資銀行業務。彼持有英國牛津大學法理學碩士學位，並為英格蘭及威爾斯、香港特別行政區及澳洲之執業律師。在加入洛希爾父子之前，胡先生曾任胡關李羅律師行的公司財務部之合夥人，現為該律師行之顧問。胡先生為胡寶星爵士之兒子。

九龍行



此樓高23層之寫字樓及商場物業，為集團之長期投資項目。位於交通方便之九龍旺角，及建有總樓面面積約113,000平方呎。

披露權益資料

董事權益

於二零零一年六月三十日，根據證券（披露權益）條例第二十九條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司股本證券中所持有之權益如下：

普通股 *（除特別註明外）*

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
恒基兆業	李兆基	34,779,936			2,071,859,007	2,106,638,943
發展有限					（附註3）	
公司	李達民	6,666				6,666
	李鏡禹	959,028	117,711			1,076,739
	林高演	11,000				11,000
	何永勳	1,100				1,100

董事局報告（續）

普通股（*除特別註明外*）

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
恒基兆業地產有限公司	李兆基				1,120,352,300（附註6）	1,120,352,300
	李達民	858,000				858,000
	李鏡禹	26,400	16,500	19,800（附註9）		62,700
	何永勳	100				100
	劉智強	2,200				2,200
	胡家驃		2,000			2,000
恒基中國集團有限公司	李兆基				290,748,477（附註15）	290,748,477
	胡家驃	544,802				544,802
恒基數碼科技有限公司	李兆基	173,898			4,244,996,094（附註17）	4,245,169,992
	李達民	33				33
	李鏡禹	4,795	588			5,383
	林高演	55				55
	何永勳	5				5
香港小輪（集團）有限公司	李兆基	7,799,220			110,363,090（附註7）	118,162,310
	林高演	150,000				150,000
	梁希文	2,250				2,250
香港中華煤氣有限公司	李兆基	2,932,886			1,960,925,256（附註8）	1,963,858,142
美麗華酒店企業有限公司	李兆基				228,201,250（附註13）	228,201,250
	胡寶星	2,705,000		2,455,000（附註9）		5,160,000
精威置業有限公司	胡寶星			3,250（附註9）		3,250
	梁希文			5,000（附註9）		5,000

董事局報告（續）

惠苑，香港半山區



位於港島半山之豪華住宅大廈，總樓面面積約108,000平方呎，主要作出租用途。

普通股*（除特別註明外）*

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
恒基兆業 有限公司	李兆基				8,190 （普通股A股） （附註4）	8,190 （普通股A股）
		35,000,000 （無投票權 遞延股份）			15,000,000 （無投票權 遞延股份） （附註5）	50,000,000 （無投票權 遞延股份）
					3,510 （無投票權B股） （附註16）	3,510 （無投票權B股）
	李家傑				8,190 （普通股A股） （附註11）	8,190 （普通股A股）
	李　寧				8,190 （普通股A股） （附註10）	8,190 （普通股A股）
	李家誠				8,190 （普通股A股） （附註12）	8,190 （普通股A股）
Angelfield Investment Limited	林高演			1 （附註9）		1
寶翠置業 有限公司	梁希文			40 （附註9）		40
中國投資 集團有限公司	胡家驃			16,000 （附註9）		16,000
興輝置業 有限公司	李家傑			4,000 （附註9）		4,000

普通股*（除特別註明外）*（續）

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
兆誠國際有限公司	李家傑			25（附註9）		25
威永投資有限公司	李家傑			5,000（附註9）		5,000
寶麟發展有限公司	李家傑			5（附註9）		5
Quickcentre Properties Limited	李家傑			1（附註9）		1
德朗科技（研制）有限公司	李家傑	2,575,000				2,575,000
阿曼威娜有限公司	李家傑	5				5
美福發展有限公司	李家傑			1,525（附註9）		1,525
上海興輝置業有限公司	李家傑			見列（附註14）		見列（附註14）

董事局報告（續）

屯門時代廣場



鄰近新界屯門區內多個人口稠密之屋邨，此購物商場之總樓面面積約為195,000平方呎。

董事認購股份之權利

(i) 於二零零一年六月三十日，下列本公司董事因獲本公司之附屬公司恒基數碼科技有限公司之購股權而擁有之權益如下：

董事姓名	可認購股份數目
李兆基	2,400,000
林高演	1,200,000
李家傑	1,200,000
李家誠	1,200,000
郭炳濠	600,000
李　寧	400,000（附註18）
何永勳	400,000
劉智強	400,000
黃浩明	400,000
孫國林	400,000
薛伯榮	400,000
張炳強	200,000

上述董事將可以每股港幣1.25元認購價 (i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

(ii) 於二零零一年六月三十日，下列本公司董事因獲本公司之聯繫公司恒基中國集團有限公司之購股權而擁有之權益如下：

董事姓名	可認購股份數目	認購期 由以下日期起計三年
林高演	1,500,000	21/08/2001
李家傑	1,500,000	02/11/2001

上述董事將可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份購股權。

除上述披露外，本公司或其任何聯繫公司於本年度內並無授予其董事或行政總裁或該等董事或行政總裁之配偶或十八歲以下之子女任何認購本公司或其任何聯繫公司股本證券之權利。

董事局報告（續）

主要股東權益

於二零零一年六月三十日，根據證券（披露權益）條例第十六（一）條須予設置之名冊所載，除本公司董事外之主要股東持有本公司普通股股份之權益如下：

公司名稱	權益總數
Rimmer (Cayman) Limited（附註2）	2,064,227,007
Hopkins (Cayman) Limited（附註2）	2,064,227,007
恒基兆業有限公司（附註1）	2,058,611,859
恒基兆業地產有限公司（附註1）	2,058,611,859
Kingslee S.A.（附註1）	2,058,611,859
踞威置業有限公司（附註1）	363,328,900
賓勝置業有限公司（附註1）	802,854,200
敏勝置業有限公司（附註1）	594,168,418

附註：

(1) 此等股份由Kingslee S.A.之附屬公司包括踞威置業有限公司、賓勝置業有限公司及敏勝置業有限公司實益擁有。Kingslee S.A.乃恒基兆業地產有限公司（「恒地」）之一附屬公司，而恒地為恒基兆業有限公司（「恒兆」）之一附屬公司。

(2) 此等股份權益已於附註(1)及附註(3)重覆敘述。Rimmer (Cayman) Limited為一全權信託之受託人，而該全權信託持有一單位信託（「單位信託」）之大部份單位。Hopkins (Cayman) Limited為單位信託之受託人，單位信託實益擁有恒兆及富生有限公司（「富生」，而富生實益擁有本公司5,615,148股）所有已發行附有投票權之普通股。

(3) 此等股份中之2,064,227,007股已於附註(1)及附註(2)重覆敘述。李兆基博士實益擁有Rimmer (Cayman) Limited及Hopkins (Cayman) Limited所有已發行股份。

(4) 根據證券（披露權益）條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註(2)及附註(3)。

(5) 富生實益擁有此等股份。根據證券（披露權益）條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有富生之利益，已列載於附註(2)及附註(3)。

(6) 此等股份中之1,114,749,700股由富生、恒兆及其附屬公司實益擁有。根據證券（披露權益）條例，李兆基博士被視為擁有富生及恒兆之利益，已列載於附註(2)及附註(3)。此外，5,602,600股由香港中華煤氣有限公司（「中華煤氣」）一附屬公司實益擁有。根據證券（披露權益）條例，李兆基博士被視為擁有中華煤氣之利益，已列載於附註(8)。

(7) 此等股份由本公司若干附屬公司實益擁有。根據證券（披露權益）條例，李兆基博士被視為透過富生及恒地擁有本公司之利益，已列載於附註(1)、附註(2)、附註(3)及附註(6)。

(8) 本公司若干附屬公司、富生及恒兆一附屬公司實

董事局報告（續）

益擁有此等股份。根據證券（披露權益）條例，李兆基博士被視為擁有本公司、富生及恒兆之利益，已列載於附註(1)、附註(2)、附註(3)及附註(6)。

(9) 此等股份由一間公司（有關董事有權於該公司之股東大會上行使或控制行使其三份之一或以上投票權）實益擁有。

(10) 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李寧先生之配偶為該兩個全權信託可能受益人之一。

(11) 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家傑先生為該兩個全權信託可能受益人之一。

(12) 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家誠先生為該兩個全權信託可能受益人之一。

(13) 此等股份由本公司若干附屬公司實益擁有。根據證券（披露權益）條例，李兆基博士被視為透過富生及恒地擁有本公司之利益，已列載於附註(1)、附註(2)、附註(3)及附註(6)。

(14) 上海興輝置業有限公司為中國合資經營公司，註冊股本為27,000,000美元。興輝置業有限公司（「興輝」）（李家傑先生所擁有之公司擁有興輝40%股權）與合營企業之中國夥伴訂立一份合營合約，據此興輝及中國夥伴同意分別按99%及1%之比例對投資總額作出投資，並按照彼等於合營公司之股權權益分享合營公司之溢利。

(15) 此等股份由恒地之若干附屬公司實益擁有。根據證券（披露權益）條例，李兆基博士被視為擁有恒地之利益，已列載於附註(6)。

(16) Hopkins (Cayman) Limited以單位信託之受託人身份實益擁有此等股份。根據證券（披露權益）條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註(2)及附註(3)。

(17) 此等股份由本公司一附屬公司、富生、恒地若干附屬公司及中華煤氣一附屬公司實益擁有。根據證券（披露權益）條例，李兆基博士被視為擁有本公司、富生、恒地及中華煤氣之利益，已列載於附註(1)、附註(2)、附註(3)、附註(6)及附註(8)。

(18) 此可認購股份數目包括授予李寧先生配偶之200,000恒基數碼股份之購股權。

合約權益及關連交易

本集團在本年度內曾與下文所述之人士（即就香港聯合交易所有限公司證券上市規則而言屬「關連人士」）達成交易及安排：

（一）(i) 恒基兆業地產有限公司一全資附屬公司恒基兆業地產代理有限公司不

第一城中心　沙田



集團佔此位於沙田第一城內之商場25%權益，所佔樓面面積約為100,000平方呎。

時貸款予本公司一全資附屬公司恒基兆業發展財務有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日結算時，恒基兆業發展財務有限公司欠恒基兆業地產代理有限公司款項約為港幣二億二千一百萬元。

(ii) 恒基兆業有限公司一全資附屬公司恒基財務有限公司不時貸款予恒基兆業發展財務有限公司，所欠款項則按照香港銀行同業拆息基準計算利息。於二零零一年六月三十日，恒基兆業發展財務有限公司並無欠恒基財務有限公司任何款項。

(iii) 本公司與恒基兆業地產有限公司若干附屬公司為管理及發展本集團之物業而訂立之管理及建築合約於年結日仍然有效。

李兆基博士為本公司之控股公司恒基兆業地產有限公司及本公司之最終控股公司恒基兆業有限公司之董事（其利益於「披露權益資料」一項中更詳盡敘述），被視為對上述之交易及合約有利益關係。

（二） 於本年度內，本集團曾貸款予忠港發展有限公司。鄭啟文先生擁有該公司50%權益，其餘50%權益則由本集團擁有，而本公司主席李兆基博士乃鄭啟文先生之岳父。本集團及鄭啟文先生按各佔股本權益貸款予該公司，該等貸款按一般商業條款計算利息及無抵押，並須在要求時即時償還。

除上述披露外，在年結日或本年度內任何時間，本公司、其任何控股公司、附屬公司或同系附屬公司，均無訂立任何令本公司董事享有重大權益之重要合約。

服務合約

各董事並無與本公司或其任何附屬公司訂立任何服務合約規定僱主不可在一年內終止其服務，除非作出賠償（法定賠償除外）。

購買股份或債券之安排

除上文所披露有關董事認購恒基數碼科技有限公司及恒基中國集團有限公司股份之權利外，本公司、本公司之控股公司或任何本公司之附屬公司或同系附屬公司，並無於本年度內任何時間安排本公司之董事購買本公司或其他公司之股份或債券致令其獲得利益。

董事局報告（續）

宏力保安服務有限公司





此乃本集團全資附屬公司，創立於一九九五年。該公司經香港保安及護衛業協會的嚴格審批，獲簽發保安公司牌照，並獲准提供第一類（護衛服務）與第三類（保安工程顧問）的專業服務。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

主要客户及供應商

截至二零零一年六月三十日止年度內：

（甲）集團之首五個最大供應商所佔之購買總額佔集團之購買總額不足百分之三十。

（乙）集團之首五個最大客戶所佔之總營業額佔集團之總營業額不足百分之三十。

業績評論

本年度之業績評論詳列於第八十八頁至第九十頁。

退休福利計劃

本集團僱員所參與之退休福利計劃詳列於第一百四十頁賬目附註三十六中。

僱員

本集團於二零零一年六月三十日有僱員約1,900人。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，放發酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

審核委員會

審核委員會於一九九八年十二月成立。審核委員會之委員為梁希文先生（主席）及阮北耀先生，兩位皆為獨立非執行董事。審核委員會已審核集團本年度之中期及全年業績報告，而審核委員會於本年度內舉行兩次會議。

核數師

於本屆股東週年大會，將提呈一項議案委任德勤•關黃陳方會計師行繼續出任本公司核數師。

最佳應用守則

本公司之非執行董事之任期乃根據本公司之公司細則第116條規定，於股東週年大會上輪值告退及可膺選連任，並無指定任期。除上述事項，本公司於截至二零零一年六月三十日止年度內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

承董事局命
李兆基
主席

香港，二零零一年十月四日

集團財務摘要

	1997 港幣百萬元	1998 港幣百萬元	1999 港幣百萬元	2000 港幣百萬元	**2001** 港幣百萬元
資產負債表					
固定資產	8,729	5,540	5,602	5,738	**6,751**
投資及長期應收款	15,150	16,734	15,289	14,237	**14,431**
待發展之物業	19	19	19	20	**20**
流動資產(負債)淨值	(193)	(1,325)	(1,566)	492	**615**
	23,705	20,968	19,344	20,487	**21,817**
股本	563	563	563	563	**563**
股本溢價及儲備	22,093	17,738	17,105	17,721	**18,348**
股東權益	22,656	18,301	17,668	18,284	**18,911**
少數股東權益	167	111	111	141	**978**
遠期負債	882	2,556	1,565	2,062	**1,928**
	23,705	20,968	19,344	20,487	**21,817**
損益計算表					
營業額	1,329	1,552	813	817	**1,051**
除少數股東前溢利	1,905	1,026	1,109	1,609	**1,989**
少數股東權益	4	1	2	1	**11**
本年度溢利	1,901	1,025	1,107	1,608	**1,978**

每股計算	港幣元	港幣元	港幣元	港幣元	港幣元
每股盈利	0.67	0.36	0.39	0.57	**0.70**
每股股息	0.42	0.24	0.22	0.23	**0.23**
每股資產淨值(按賬面值)	8.04	6.50	6.27	6.49	**6.71**

百分率					
股東權益與資本總值相比之百分率	95.58%	87.49%	91.57%	90.51%	**87.57%**
除稅及利息支出前純利與資本總值相比之百分率	8.41%	7.80%	8.39%	9.80%	**10.93%**


都市區
新都市區
地下鐵路
機場快線
九廣鐵路
輕便鐵路
過海隧道
三號幹線
現有鐵路／幹線
馬鞍山至大圍鐵路線
地鐵將軍澳支線
西鐵（第一期）
興建中鐵路
中國
上水
粉嶺
大埔
新界
馬鞍山
沙田
西貢
元朗
屯門
荃灣
九龍
青衣
荔景
九龍塘
旺角
紅磡
將軍澳
香港國際機場
東涌
愉景灣
中環
鰂魚涌
梅窩
大嶼山
香港島
柴灣



集團投資項目分佈圖

物業投資

惠苑 香港半山麥當奴道36號 ①

荊威廣場 香港威靈頓街1號地庫、地下及1樓至4樓 ②

荷里活中心 九龍旺角彌敦道610號 ③

九龍行 九龍旺角彌敦道 555 號 ④

威達工貿商業中心 九龍新蒲崗八達街 9 號 1 樓至 15 樓及 20 樓至 29 樓 ⑤

沙田中心 新界沙田橫壆街 2-16 號 ⑥

第一城中心、銀城商場、街市及位於各住宅樓宇下若干舖位 新界沙田第一城 ⑦

荃灣城市中心 II 新界荃灣青山道 145-165 號 ⑧

時代廣場商場 新界屯門鄉事會路 ⑨

恒威工業中心 C 座 新界屯門杯渡路 / 建安街 / 建榮街 / 建泰街 ⑩

粉嶺中心 新界粉嶺新運路 33 號 ⑪

[illegible]

香港麗東酒店 香港北角 ①

九龍麗東酒店 九龍太子 ②

聯營公司

香港中華煤氣有限公司

國際金融中心 港景街1號 ①

西灣河碼頭廣場 內地段8955 ②

煤氣廠 九龍馬頭角 ③

煤氣廠 新界大埔 ④

美麗華酒店企業有限公司

美麗華大廈及美麗華商場 九龍尖沙咀 ①

美麗華酒店 九龍尖沙咀 ②

諾士佛台 6 號 九龍尖沙咀 ③

香港小輪（集團）有限公司

大角咀重建地盤 九龍大角咀道201號 ①

建發工商業中心 油塘草園街 ②

核數師報告

德勤·關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致恒基兆業發展有限公司股東

(於香港註冊成立之有限公司)

本核數師(以下簡稱「我們」),已完成審核刊於第一百一十一頁至一百五十一頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

《公司條例》規定董事須編製真實與公平的賬項。在編製該等賬項時,董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果,對該等賬項作出獨立意見,並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證,亦包括評估董事於編製該等賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時,均以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充分的憑證,就該等賬項是否存有重要錯誤陳述,作合理的確定。在作出意見時,我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為在各方面而言,上述的賬項均真實與公平地反映 貴公司及 貴集團於二零零一年六月三十日結算時之財政狀況,及 貴集團截至該日止年度的溢利和現金流動情況,並已按照《公司條例》適當編製。

德勤•關黃陳方會計師行
香港執業會計師

香港,二零零一年十月四日

綜合收益表

截至二零零一年六月三十日止年度

	附註	2001 港幣千元	2000 港幣千元
營業額	四	**1,050,751**	817,208
直接成本		**(552,157)**	(206,398)
毛利		**498,594**	610,810
其他收入	五	**96,140**	10,102
出售證券投資溢利		**101,272**	1,239,351
證券(跌值)升值		**(48,901)**	31,968
分銷費用		**(109,968)**	(196,817)
其他營業費用		**(3,716)**	(7,000)
物業減值		**—**	(345,214)
行政費用		**(167,165)**	(127,725)
經營溢利	六	**366,256**	1,215,475
財務費用	七	**(135,721)**	(155,832)
出售附屬公司溢利		**582,181**	—
聯營公司減值		**(23,122)**	(559,000)
共同控制實體減值		**(49,251)**	(27,720)
商譽撇除		**(4,408)**	(12,241)
應佔聯營公司業績		**1,480,615**	1,336,988
應佔共同控制公司業績		**8,259**	25,321
除税項前溢利		**2,224,809**	1,822,991
税項	十	**(235,481)**	(214,409)
除少數股東權益前溢利		**1,989,328**	1,608,582
少數股東權益		**(11,479)**	(919)
本年度集團所佔溢利	十一	**1,977,849**	1,607,663
股息	十二	**(648,492)**	(647,985)
溢利保留		**1,329,357**	959,678
每股盈利	十三	港幣**0.70**	港幣0.57

綜合資產負債表

		本集團		本公司	
	附註	**2001** 港幣千元	2000 港幣千元	**2001** 港幣千元	2000 港幣千元
非流動資產					
投資物業	十四	**4,272,688**	4,676,007	**—**	—
物業、廠房及設備	十五	**2,477,817**	1,061,983	**—**	4
待發展物業	十六	**19,975**	20,311	**—**	—
附屬公司權益	十七	**—**	—	**2,266,258**	2,266,258
於聯營公司的權益	十八	**13,600,217**	13,178,357	**394,180**	394,180
於共同控制實體的權益	十九	**—**	242,373	**—**	—
投資證券	二十	**821,036**	801,209	**30**	30
應收售樓分期款		**10,294**	15,211	**—**	—
		21,202,027	19,995,451	**2,660,468**	2,660,472
流動資產					
存貨	廿一	**36,243**	11,419	**—**	—
待出售物業	廿二				
發展中物業		**—**	1,013	**—**	—
已建成物業		**282,489**	301,277	**—**	—
應收賬項、按金及預付費用	廿三	**202,821**	402,280	**3**	3
應收售樓分期款		**1,711**	1,836	**—**	—
附屬公司欠款		**—**	—	**11,104,032**	10,439,176
聯營公司欠款	卅九	**126,418**	127,650	**31,312**	32,673
共同控制實體欠款	卅九	**—**	162,592	**—**	—
已抵押銀行存款	卅五	**24,070**	—	**—**	—
銀行結存及現金	卅五	**1,056,477**	220,160	**295**	346
		1,730,229	1,228,227	**11,135,642**	10,472,198
流動負債					
應付賬項及應付費用	廿四	**288,383**	204,699	**3,357**	3,212
預售樓宇定金		**—**	1,390	**—**	—
欠附屬公司款		**—**	—	**2,101,171**	1,481,533
欠聯營公司款	卅九	**80,501**	51,548	**80,253**	51,292
課税準備		**133,608**	99,560	**—**	—
擬派股息		**338,079**	338,079	**338,079**	338,079
無抵押借款 — 一年內到期	廿五	**273,150**	40,800	**—**	—
融資租約之承擔	廿六	**1,004**	—	**—**	—
		1,114,725	736,076	**2,522,860**	1,874,116
流動資產淨額		**615,504**	492,151	**8,612,782**	8,598,082
		21,817,531	20,487,602	**11,273,250**	11,258,554

綜合資產負債表（續）

二零零一年六月三十日

	附註	本集團 2001 港幣千元	本集團 2000 港幣千元	本公司 2001 港幣千元	本公司 2000 港幣千元
股本及儲備					
股本	廿七	**563,466**	563,466	**563,466**	563,466
儲備	廿八	**18,348,109**	17,721,224	**10,709,784**	10,695,088
		18,911,575	18,284,690	**11,273,250**	11,258,554
少數股東權益		**978,352**	141,277	**—**	—
非流動負債					
無抵押借款 — 一年後到期	廿五	**1,706,101**	1,776,320	**—**	—
融資租約之承擔	廿六	**470**	—	**—**	—
同母系附屬公司借款	卅九	**221,033**	285,315	**—**	—
		1,927,604	2,061,635	**—**	—
		21,817,531	20,487,602	**11,273,250**	11,258,554

第一百一十一頁至第一百五十一頁之賬目已經於二零零一年十月四日獲董事會通過，並由下列董事代表簽署：

李兆基 ）
董事
李達民 ）

	2001 港幣千元	2000 港幣千元
重估投資物業跌價	**(436,044)**	(36,708)
重估其他物業跌價	**(150,000)**	—
	(586,044)	(36,708)
本年度溢利	**1,977,849**	1,607,663
已變現之其他物業重估儲備	**(116,428)**	(17,245)
	1,275,377	1,553,710
前期調整(附註廿八)		
減少期初溢利保留		(266,890)
減少期初其他物業重估儲備		(22,566)
		(289,456)

綜合現金流量表

截至二零零一年六月三十日止年度

	附註	2001 港幣千元	2000 港幣千元
營運業務流入之現金淨額	廿九	**595,462**	411,490
投資回報及融資費用			
利息收入		**73,936**	21,107
利息支出		**(140,510)**	(171,499)
支付租賃利息		**(162)**	—
派發股息予股東		**(648,294)**	(619,581)
聯營公司及證券投資股息收入		**733,723**	959,575
派發股息予少數股東		**(40,839)**	(3,920)
投資回報及融資費用所(流出)流入之現金淨額		**(22,146)**	185,682
稅項			
支付香港利得稅		**(20,641)**	(208,929)
投資活動			
貸款予共同控制實體款		**—**	(18,806)
購買物業、廠房及設備		**(168,819)**	(22,223)
出售物業、廠房及設備收入		**5,927**	37
購入證券投資款		**(727,383)**	(679,173)
出售證券投資款		**760,077**	2,034,841
購入聯營公司款		**(153,453)**	(4,564)
倘欠(償還)聯營公司貸款		**30,185**	(269,113)
償還其他投資公司貸款		**—**	(3,894)
購入附屬公司款(現金及現金等值之淨值)	三十	**398**	5
新增附屬公司權益款		**—**	(2)
投資活動(流出)流入之現金淨額		**(253,068)**	1,037,108
融資前流入之現金淨額		**299,607**	1,425,351
融資	卅一		
同母系附屬公司借貸款項(償還同母系附屬公司借貸款)		**(64,282)**	236,069
收少數股東來貸款		**(3,765)**	1,663
償還受約束的融資租賃		**(134)**	—
發行股份予少數股東		**897,546**	22,264
借入銀行新借款及其他借款		**1,000,000**	1,550,000
償還銀行借款及其他借款		**(1,293,193)**	(3,034,555)
融資流入(流出)之現金淨額		**536,172**	(1,224,559)
現金及現金等值之增加		**835,779**	200,792
現金及現金等值於年初結存		**179,170**	(21,622)
現金及現金等值於年終結存		**1,014,949**	179,170
現金及現金等值結餘分析			
銀行及現金結存		**1,056,477**	219,970
銀行貸款及透支		**(41,528)**	(40,800)
		1,014,949	179,170

一　簡介

本公司為香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。本公司之最終控股公司乃於香港註冊成立之恒基兆業有限公司。

本公司乃一投資控股公司，其附屬公司之主要業務包括物業發展及投資、投資控股、基建項目、零售、酒店及資訊科技發展。

二　採納會計實務準則

本集團於本年度首次採用香港會計師公會頒布之會計實務準則第14條(修訂)。

《會計實務準則》第十四條(修訂)並未有對在租約採用的會計方法帶來任何重大影響，因此並不需要作出前期調整。而相關披露項目亦已作出修訂以符合新準則的要求。而為了統一起見，比較數字亦作出相應調整。

三　重要會計決策

除了某些物業及證券投資是以重估價值列賬外，本財務報表是按歷史成本為基礎編制的；及依據香港普遍採納的會計原則編制而所採用的主要會計政策則詳列如下：

(甲)　集團重組及綜合基準

根據為籌備恒基數碼有限公司(恒基數碼)之股份於香港聯合交易所有限公司創業板(「創業板」)上市，集團成員公司經於二零零零六月二十八日完成重整集團架構之改組(「集團重組」)，集團重組乃以將一些附屬公司之部份股本作為代價以換取恒基數碼發行及派發股份。重組後集團佔恒基數碼股本為66.67%。

綜合財務報表包括本公司及其附屬公司截至每年六月三十日止之已審核財務報表。

年內收購或出售之附屬公司業績分別由收購之生效日期起綜合計算，或綜合計算至出售之生效日期止(視乎情況而定)，有關業績乃載於綜合損益賬內。

集團內公司間之所有重大交易及結餘均於綜合時對銷。

因編製綜合賬所產生之商譽乃指購入附屬公司之代價超逾其可分割資產淨值於收購當日集團應佔之公平值。此項商譽於收購時撇除。負商譽乃指附屬公司之可分割資產淨值於收購當日集團應佔之公平值超逾購入時代價。此項負商譽則撥入儲備內。

倘出售附屬公司，在計算出售損益時，過往已自損益賬中撇除或納入儲備中之應佔商譽款額將會計算在內。

(乙)　附屬公司

附屬公司指本公司直接或間接持有其半數以上已發行股本、或控制其半數以上投票權、或本公司控制其董事會組成之公司。

於附屬公司之投資按成本值減除指定之減值虧損後納入本公司之資產負債表內。

三　重要會計決策(續)

(丙) 聯營公司

聯營公司為本集團對其管理(包括參與財務及營運政策之決定)行使重大影響力之企業。

綜合損益賬包括本集團在聯營公司所佔之收購後業績。所佔份額之伸算乃根據每年截至六月三十日該年度或不超過資產負債表日期前六個月之日期財務報表。於綜合資產負債表中,聯營公司權益是按本集團佔其資產淨值而列於賬內。

當本集團與其聯營公司交易時,尚未變現之溢利及虧損按本集團於聯營公司之權益金額抵銷,惟尚未變現之虧損顯示被轉讓資產出現減損除外。

關於聯營公司之業績,本公司只計算由聯營公司所收到及應收之股息於損益賬內。而在聯營公司之投資,則以成本值減除之減值虧損後計入本公司之資產負債表內。

(丁) 合營企業

合營企業是由本集團及其他夥伴以合同形式合作成立以參與經濟活動的企業,須受彼等共同控制,而各參與方均無單方面控制權。

1. 共同控制資產

當集團內的公司直接以合營項目協議形式進行活動時,本集團在共同控制資產所佔的權益及任何與其他合營者共同承擔的負債均會在相關公司的財務報表中予以確認,並按照他們的性質作出分類。各項為共同控制資產權益而直接產生的債項及支出均會以應計基準進行核算。

而從銷售或使用本集團在共同控制資產的產生所佔部份而得的收入及本集團在合營項目支出中所佔的部份,會在有關交易的經濟利益能可靠地計量,並很可能流入/流出本集團時才予以確認。

2. 共同控制公司

共同控制公司指以合營形式另行成立之獨立公司,其每名合營方於該公司均擁有權益。

本集團於共同控制公司之權益乃按本集團佔共同控制公司之資產淨值加在收購時所支付但尚未撇銷或攤銷的溢價或折讓而列入綜合資產負債表。本集團所佔共同控制公司收購後業績列入綜合損益賬。

當本集團與其共同控制公司交易時,尚未變現之溢利及虧損按本集團於共同控制公司之權益金額抵銷,惟尚未變現之虧損顯示被轉讓資產出現減損除外。

關於共同控制公司之業績,本公司只計算由共同控制公司所收到及應收之股息於損益賬內。而在共同控制公司之投資,則以成本值減除指定之減值虧損後計入本公司之資產負債表內。

三　重要會計決策（續）

（戊）證券投資

證券投資會按交易日作為基準予以確認，而初時則會以成本計量。

在往後的報告日，本集團有意持有至到期日的債務證券（即持有至到期日債務證券），會以攤餘成本減任何指定減值虧損來計量。而因購買持有至到期日證券發生的拆扣或溢價，則會在該投資工具的期限內，與該項投資的其他應收投資收入合計，以使在每個期間能確認一固定回報率的收入。

投資（持至到期日債券除外）乃列作投資證券及其他投資。

投資證券（就既定長期策略目的而持有之證券）乃於日後業績匯報日期按成本計算，並減去任何指定減值虧損。

其他投資乃按公允價值計算，而未實現盈利及虧損乃計入有關期間損益淨額。

（己）收入之確認

1. 出售已建成物業所得之收益按有約束力的銷售合約之執行後始入賬，在收益確認日前所收售出未入伙物業所得之定金及分期款計入資產負債表已收預售樓宇定金內。
2. 營運租約之固定租金收入乃按其租約期限以直線方法入賬。或然租金收入於集團根據合約條款有權收取獲確定時始入賬。
3. 零售之銷貨收入於貨物送出及貨物之擁有權移交客戶後始入賬。
4. 利息收入按時間比例基準計算，並計入未償還之本金及適用之利率。
5. 投資項目之收入及股息收入於股東收取股息之權利獲確定時始入賬。
6. 酒店、飲食及管理服務收入在所得之收益及提供該等服務後始入賬。
7. 保安服務／顧問服務之收入來源自提供有關服務時確認。
8. 高速公路的通行費收入，於收取時予以確認。

（庚）投資物業

投資物業乃指因其投資潛力而持有之建成物業，其租金收入則按公平原則磋商釐定。

投資物業均按每年本集團之合資格測計師及最少每三年由獨立測計師估算之公開市值列入資產負債表內。重估投資物業時產生之任何盈餘或虧絀，乃計入投資物業重估儲備或自其中扣除。倘投資物業重估儲備結餘不足以抵銷虧絀，則虧絀超逾該項結餘之數額則自損益賬中回除。倘過往已自損益賬扣除虧絀，並因而產生重估盈餘，有關盈餘則撥入損益賬，惟款額以過往已扣除之虧絀為限。

三 重要會計決策（續）

（庚） 投資物業（續）

投資物業乃指因其投資潛力而持有之建成物業，其租金收入則按公平原則磋商釐定。
出售投資物業時，該項物業應佔之投資物業重估儲備數額將轉撥至損益賬。

投資物業不作折舊準備，惟有關租約之尚餘年期為二十年或以下則除外。

（辛） 酒店物業

酒店物業均按每年本集團之合資格測計師及最少每三年由獨立測計師估算之公開市值列入資產負債表內。重估酒店物業時產生之任何盈餘或虧絀，乃計入其他物業重估儲備或自其中扣除。倘其他物業重估儲備結餘不足以抵銷虧絀，則虧絀超逾該項結餘之數額則自損益賬中扣除。倘過往已自損益賬扣除虧絀，並因而產生重估盈餘，有關盈餘則撥入損益賬，惟款額以過往已扣除之虧絀為限。

出售酒店物業時，該項物業應佔之其中物業重估儲備數額將轉撥至損益賬。

有關租約超過二十年之酒店物業不作折舊準備。由於酒店物業經常保持於適當維修、保養及改善之狀況，所以董事認為酒店物業之估計可用年期及有很高之剩餘價值，故任何折舊應無重大影響。

（壬） 發展物業

待發展及發展中物業均按照集團成本值減除在適當情形下之預算虧損準備後計算。

凡於入伙紙簽發前之一切建築及其他費用，包括借貸成本及其他支銷均作為發展中物業成本之一部份。

（癸） 待出售物業

待出售物業乃按成本值及可化現淨值兩者之較低者計算。成本值包括利息、融資費用、專業費用及其他使該等物業達致可出售狀況之直接成本。可化現淨值之計算是估計售價減直至完成銷售時之一切成本及出售時所承擔之費用。

（子） 借貸成本資本化

經購入、建造或生產之合資格資產為取得一段長時間籌備作原定用途或銷售而直接產生之借貸成本均資本化為該資產之部份成本，直至該等工作完成為止。用於待定合資格資產之特定借貸所產生之短期投資收入於借貸成本資本化扣除。

其他借貸成本均作為本年度之開支。

三　重要會計決策(續)

(丑) 物業、廠房及設備

物業、廠房及設備不包括投資物業及酒店物業乃按成本減折舊及攤銷入賬。資產成本包括其購買價及將該項資產達致其目前運作狀況及所在地以作其計劃用途之任何直接應佔成本。固定資產投入運作後產生之開支，如維修及保養與大修費用，一般於產生期間自損益賬中扣除。倘可清楚顯示該項開支可令日後使用該項資產預期會帶來經濟收益增長之情況下，該項開支則會撥作資本，作為固定資產之額外成本。

資產出售或退役之盈虧，均按其資產滾存價值及售出值相減，任何因出售該資產而產生之盈虧撥入損益賬內。

當固定資產之可收回值跌至低於賬面值的情況出現時，賬面值會減至可收回值。而固定資產之可收回值之釐定並非按預期未來現金流量之現值計算。董事認為在計算固定資產之折舊時均無固定資產之剩值列入之內。

除投資物業及酒店物業外，固定資產之折舊及攤銷用以撇除其成本，成本經扣除估計之剩值後按估計可用年數以直線法計算折舊，所用年率如下：

租約土地	以租約期限分攤
樓宇	按五十年或其租約年期之較低者分攤
其他	10%至33%

高速公路之運作權及橋之折舊是按償債基金法計算，平均每年按6%年率復合計算折舊及攤銷額，累積折舊於經營期滿後相等於高速公路之運作權及橋之總成本值。

當決定其折舊率時，董事認為資產沒有殘值。

(寅) 存貨

存貨乃指零售及酒店飲食存貨，此等均以成本值或可化現淨值之較低者計算於賬項內。成本值(包括所有購貨成本)乃按加權平均數計算。可化現淨值乃按估計之售價減除減值準備，及因出售時所產生一切費用及成本。

(卯) 應收售樓分期款

應收售樓分期款乃售出樓宇收益之應收款。買家支付之分期供款包括本金及利息，而利息乃根據簽定之利率在剩餘之欠款計算出來。結算日後十二個月內之應收售樓分期款已列入流動資產項內。

(辰) 租約

倘租約條款將有關資產大部份擁有權之風險及回報轉移予本集團，則有關租約列為融資租約。根據融資租約持有之資產於購入日期按其公平值或最低租賃款現備之較低者計算入賬而資產有可能最終被轉讓。

除非不能合理地確認本公司將得到出租資產之擁有權，出租資產的折舊是同其他資產的折舊相同，以估計可用年數或租期之較短者折舊。

租賃付款可分配為財務費用及減少未付的債務，財務費在租期內支銷下，以為各會計期間之債務結餘得出一個貫徹之定期支出比率。

三　重要會計決策(續)

(辰) 租約(續)

除融資租約外其他都列為營運租約，應付租金扣除激勵措施後，乃以個別租賃期按直線法計入收益表內。

(巳) 開發成本

開發支出於產生當年計入損益表中，但當有一主要的項目正在進行，而又可以合理地估計該項目的開發成本可於未來商業活動中收回，則該開發成本會從該項目作商業營運開始之日起，在該項目的營運期限內被遞延及撇銷。

(午) 外幣兌換

以外幣計價之交易乃按交易日期之匯率換算。以外幣計價之貨幣資產及負債則按結算日之匯率換算。因匯兌而引起之損益均撥入損益賬處理。

在綜合賬目時，海外附屬，聯營公司及共同控制公司之賬目均按結算日之匯率換算。因綜合賬目而產生之一切匯兌差額皆撥入儲備處理。

(未) 稅項

稅項支出乃根據本年度業績就毋須課稅或不獲寬減之項目作出調整而計算。就稅務所確認與賬目所確認於不同會計期間之若干收入及支出項目會產生時差。根據負債法計算之時差稅務影響乃於賬目內確認，作為遞延稅項，數額以可見將來可能出現之負債或資產為限。

(申) 退休福利計劃及強制性公積金計劃

本集團之退休福利及強制性公積金供款計劃之款額均於損益賬扣除。

(酉) 現金等額

現金等額乃可隨時轉換成已知數額之現金及於購入時起計三個月內到期之短期及高度流動性投資，再減去須於墊款日起計三個月內清還之銀行墊款。

四　分類資料

本集團主要業務包括物業發展及投資、投資控股、基建項目、百貨業務、酒店業務、保安護衛服務及資訊科技發展。

本集團營業額及對經營溢利之貢獻按主要業務及地區分析如下：

	營業額		經營溢利／(虧損)	
	2001 **港幣千元**	2000 港幣千元	**2001** **港幣千元**	2000 港幣千元
主要業務：				
銷售物業	**8,825**	25,613	**2,265**	18,039
租金收益	**447,366**	383,531	**276,752**	245,213
酒店業務	**97,563**	102,156	**33,339**	23,241
百貨業務	**188,252**	217,891	**7,942**	31,671
保安服務	**71,087**	59,883	**12,275**	12,310
基建項目	**160,926**	—	**107,730**	—
資訊科技服務	**28,306**	—	**(131,376)**	—
服務	**48,426**	28,134	**(15,508)**	13,525
	1,050,751	817,208	**293,419**	343,999
其他收益			**96,140**	10,102
出售證券投資溢利			**101,272**	1,239,351
證券（減值）升值			**(48,901)**	31,968
物業減值			**—**	(345,214)
未能分項之費用			**(75,674)**	(64,731)
			366,256	1,215,475

四　分類資料(續)

	營業額		經營溢利/(虧損)	
	2001	2000	**2001**	2000
	港幣千元	港幣千元	**港幣千元**	港幣千元
地區:				
香港	**881,116**	817,208	**196,998**	343,999
中國	**169,635**	—	**96,421**	—
	1,050,751	817,208	**293,419**	343,999
其他收益			**96,140**	10,102
出售證券投資溢利			**101,272**	1,239,351
證券(減值)升值			**(48,901)**	31,968
物業減值			**—**	(345,214)
未能分項之費用			**(75,674)**	(64,731)
			366,256	1,215,475

五　其他收入

	本集團	
	2001	2000
	港幣千元	港幣千元
利息收入	**73,936**	—
提早解約賠償金	**198**	4,644
贊助費	**1,822**	1,121
其他收入	**20,184**	4,337
	96,140	10,102

六　經營溢利

	本集團 2001 港幣千元	 2000 港幣千元
經營溢利已扣除下列項目：		
核數師酬金	**3,119**	2,691
確認為開支之存貨成本	**82,305**	60,466
確認為開支之物業成本	**6,275**	6,516
折舊及攤銷		
自置資產	**62,262**	12,827
以融資租賃持有的資產	**527**	—
出售物業，廠房及設備之虧損	**815**	290
出租物業之營運租約租金		
最少租賃付款額	**75,856**	62,585
或然租金(附註甲)	**277**	121
	76,133	62,706
開發成本	**1,034**	344
壞賬撥備	**9,539**	11,216
員工成本不包括董事酬金	**210,922**	146,264
及已計入下列收益：		
除支銷港幣117,770,000元 (2000年 — 港幣112,739,000元)後投資物業之租金收益	**212,672**	219,076
其他除支銷後之租金收益(附註乙及丙)	**64,080**	26,137

附註：

甲)　或然租金之計算乃根據有關物業之營運收入超出其本來固定月租計算法時，其超出之營業額再計算。

乙)　包括或然租金收入港幣16,200,000(2000年 — 無)。

丙)　其中包括租金收入港幣1,713,000元(2000年 — 港幣1,850,000元)來自共同控制資產扣除支出港幣599,000元(2000年 — 港幣699,000元)。

七　財務費用

	本集團 2001 港幣千元	 2000 港幣千元
由下列借貸產生的利息		
須於五年內全數償還的銀行貸款及透支	**107,975**	126,382
租賃款	**162**	—
其他借款	**27,584**	29,450
借貸成本總額	**135,721**	155,832

八　董事酬金

	2001 **港幣千元**	2000 港幣千元
董事袍金	**340**	360
其他酬金	**—**	—
董事酬金總額	**340**	360

除董事袍金港幣60,000元（2000年 — 港幣60,000元），截至二零零一年六月三十日兩年內並無支付獨立非執行董事袍金。

有關期間各董事之酬金均介乎港幣零元至港幣1,000,000元之間。

本年度內，董事並無達成任何安排予以放棄或同意放棄其酬金。

若干董事於本公司為其成員之中間控股公司收取其於本集團之服務酬金。由於各董事之意見，將酬金按其服務分配各附屬公司之方法不可行，故酬金可予配各附屬公司。

九　僱員酬金

本集團五位最高薪酬之員工（非董事），其薪酬如下：—

	本集團	
	2001 **港幣千元**	2000 港幣千元
基本薪金、津貼、實物利益及退休福利計劃供款	**7,963**	3,521
花紅	**314**	350
	8,277	3,871

彼等之薪酬介乎下列組別：

	本集團	
	2001 **員工數目**	2000 員工數目
酬金級別		
無 — 港幣1,000,000元	**—**	4
港幣1,000,001 — 港幣1,500,000元	**3**	1
港幣1,500,001 — 港幣2,000,000元	**1**	—
港幣2,000,001 — 港幣2,500,000元	**1**	—
	5	5

十 稅項

	本集團 2001 港幣千元	2000 港幣千元
稅項包括：		
本年度		
香港	**38,786**	74,259
中國	**9,590**	—
	48,376	74,259
前年度準備少計（多計）		
香港	**2,744**	(26,169)
中國	**—**	—
	2,744	(26,169)
	51,120	48,090
應佔聯營公司之稅項	**182,973**	166,319
應佔共同控制公司之稅項	**1,388**	—
	235,481	214,409

香港利得稅準備乃按年內估計應課稅溢利16%計算。香港以外稅項乃按年內之適用稅率就年內在有關境外司法管轄區賺取之估計應課稅溢利計算。

本年度並無作出可發生之遞延稅項收入之準備，見附註卅三。

十一 本年度集團所佔溢利

本集團本年度之溢利淨值為港幣1,977,849,000元（2000年 — 港幣1,607,663,000元），其中港幣663,188,000元之溢利（2000年 — 港幣549,533,000元）已於本公司之賬目內處理。

十二 股息

	2001 港幣千元	2000 港幣千元
特別股息	**507**	—
已派中期股息—每股港幣11仙（2000年 — 每股港幣11仙）	**309,906**	309,906
擬派末期股息—每股港幣12仙（2000年 — 每股港幣12仙）	**338,079**	338,079
	648,492	647,985

本集團從實物方式分派14,086,348恒基數碼股份作為特別股息，給予二零零零年七月十一日登記在股東名冊內之股東，基準為每持有200股本公司股份可獲分派1股恒基數碼股份。

十三 每股盈利

每股盈利乃根據本年度溢利淨值港幣1,977,849,000元（2000年 — 港幣1,607,663,000元），並按年內已發行之2,817,327,395股（2000年 — 2,817,327,395股）普通股計算。在這兩年並無攤薄每股盈利因無潛在攤薄股份存在於二零零一年六月三十日。

十四 投資物業

	本集團 港幣千元
二零零零年七月一日	4,676,007
重估減值	(403,319)
二零零一年六月三十日	4,272,688

代表：	本集團 2001 港幣千元	本集團 2000 港幣千元
長期租約並位於香港	**1,048,023**	1,276,211
中期租約並位於香港	**3,224,665**	3,399,796
	4,272,688	4,676,007

所有投資物業均於二零零一年六月三十日由外聘之專業估價師戴德梁行按公開市場價值作出重估。投資物業之重估虧損已記賬入投資物業重估儲備內。

集團之所有投資物業以營運租約租出。

香港投資物業賬面值港幣408,888,000元(2000年 — 港幣487,207,000元)乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總估值以業權擁有比率所攤分之數。

十五 物業、廠房及設備

	酒店物業 港幣千元	其他土地及樓宇 港幣千元	高速公路經營權 港幣千元	橋 港幣千元	施工中之物業 港幣千元	物業裝修、傢具設備及車輛 港幣千元	合計 港幣千元
本集團：							
成本值或估值							
二零零零年七月一日	980,000	50,856	—	—	—	119,093	1,149,949
購買附屬公司	—	7,714	786,891	653,692	3,341	140,830	1,592,468
添置	—	195	2,638	1,757	324	163,905	168,819
重估虧損	(150,000)	—	—	—	—	—	(150,000)
出售	—	—	—	—	—	(9,969)	(9,969)
轉讓	—	—	—	2,813	(2,813)	—	—
	830,000	58,765	789,529	658,262	852	413,859	2,751,267
包括：							
成本值	—	58,765	789,529	658,262	852	413,859	1,921,267
估值：二零零一年六月三十日	830,000	—	—	—	—	—	830,000
	830,000	58,765	789,529	658,262	852	413,859	2,751,267
折舊及攤銷							
二零零零年七月一日	—	4,894	—	—	—	83,072	87,966
購買附屬公司	—	873	32,388	43,159	—	49,502	125,922
本年內折舊準備	—	1,258	13,598	9,249	—	38,684	62,789
於出售時撇除	—	—	—	—	—	(3,227)	(3,227)
二零零一年六月三十日	—	7,025	45,986	52,408	—	168,031	273,450
賬面淨值							
二零零一年六月三十日	830,000	51,740	743,543	605,854	852	245,828	2,477,817
二零零零年六月三十日	980,000	45,962	—	—	—	36,021	1,061,983

	酒店物業 2001 港幣千元	酒店物業 2000 港幣千元	其他土地及樓宇 2001 港幣千元	其他土地及樓宇 2000 港幣千元	高速公路經營權 2001 港幣千元	高速公路經營權 2000 港幣千元	橋 2001 港幣千元	橋 2000 港幣千元	施工中之物業 2001 港幣千元	施工中之物業 2000 港幣千元
長期租約並位於										
一香港	**254,000**	980,000	**1**	1	**—**	—	**—**	—	**—**	—
一中國	**—**	—	**1,002**	1,046	**—**	—	**—**	—	**—**	—
中期租約										
一香港	**576,000**	—	**44,094**	44,915	**—**	—	**—**	—	**—**	—
一中國	**—**	—	**6,643**	—	**743,543**	—	**605,854**	—	**852**	—
	830,000	980,000	**51,740**	45,962	**743,543**	—	**605,854**	—	**852**	—

十五 物業、廠房及設備（續）

所有酒店物業均於二零零一年六月三十日由外聘之專業估價師戴德梁行按公開市場價值作出重估。

其中根據融資租賃持有之資產金額為港幣2,196,000（2000年—無）。

集團之高速公路經營權已抵押以獲取銀行借貸款。

	傢具設備 港幣千元
本公司：	
成本值	
二零零零年七月一日及二零零一年六月三十日	21
折舊	
二零零零年七月一日	17
本年度折舊準備	4
二零零一年六月三十日	21
賬面淨值	
二零零一年六月三十日	—
二零零零年六月三十日	4

十六 待發展物業

本集團

待發展物業已包括之利息資本化為港幣618,000元（二零零零年—港幣618,000）。

十七 附屬公司權益

	本公司	
	2001 港幣千元	2000 港幣千元
無牌價股份，成本值	**2,266,258**	2,266,258

附屬公司之資料詳列一百四十六頁至一百五十頁。

十八聯營公司權益

	本集團		本公司	
	2001	2000	**2001**	2000
	港幣千元	港幣千元	港幣千元	港幣千元
無牌價股份				
股價，成本值	**—**	—	**394,180**	394,180
所佔資產淨值	**971,827**	1,145,468	**—**	—
香港有牌價股份				
所佔資產淨值	**12,628,390**	12,032,889	**—**	—
	13,600,217	13,178,357	**394,180**	394,180
有牌價股份市值	**20,498,643**	16,460,741	**—**	—

聯營公司之資料詳列第一百五十一頁。

十九共同控制實體權益

	本集團	
	2001	2000
	港幣千元	港幣千元
共同控制公司		
所佔資產淨值	**—**	242,373

共同控制實體權益唯本集團於抗州恒基錢江三橋有限公司所佔資產淨值。其於二零零零年十一月一日成為本公司之附屬公司。

二十證券投資

	投資證券		其他投資		合計	
	2001	2000	**2001**	2000	**2001**	2000
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
本集團						
股份						
有牌價	**528,941**	8,944	**214,979**	678,345	**743,920**	687,289
無牌價	**61,060**	55,002	**16,056**	58,918	**77,116**	113,920
	590,001	63,946	**231,035**	737,263	**821,036**	801,209
有牌價股份市值	**528,941**	52,113	**214,979**	678,345	**743,920**	730,458
報告之目的為分析賬面值：						
非流動	**590,001**	63,946	**231,035**	737,263	**821,036**	801,209

二十 證券投資(續)

	其他投資	
	2001	2000
	港幣千元	港幣千元
本公司		
股份		
無牌價	**30**	30
報告之目的為分析賬面值：		
非流動	**30**	30

廿一 存貨

本集團

其中港幣12,153,000元(2000年 — 港幣423,000元)貨物之賬面值按可變現淨值列賬。

廿二 待出售物業

本集團

待出售物業賬面值港幣30,812,000元(2000年 — 港幣30,996,000元)乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總成本值以業權擁有比率所攤分之數。

本年度待出售發展中物業並沒有利息資本化(2000年 — 無)。

廿三 應收賬項、按金及預付費用

本集團設有特定之信貸政策。本集團之貿易應收賬款(扣除壞賬準備)之賬齡分析如下：

	本集團	
	2001	2000
	港幣千元	港幣千元
一個月內到期	**32,646**	245,415
一至三個月內	**23,536**	20,694
三至六個月內	**6,876**	2,203
超過六個月	**3,628**	3,305
	66,686	271,617
預付費用、按金及其他應收賬款	**136,135**	130,663
	202,821	402,280

其中包括應收賬項、按金及預付款為港幣2,834,000元(2000年 — 港幣2,515,000元)而按金會在十二個月後歸還。

廿四 應付賬項及應付費用

本集團之貿易及其他應付賬項內之應付貿易賬款，以到期日分析如下：

	本集團	
	2001	2000
	港幣千元	港幣千元
欠款一個月內及按要求還款	**118,395**	100,042
欠款一個月後及三個月內	**35,036**	4,510
欠款三個月後及六個月內	**5,322**	3,618
超過六個月	**26,499**	5,081
	185,252	113,251
租按及其他應付賬款	**103,131**	91,448
總應付賬項及應付費用	**288,383**	204,699

廿五 借款

	本集團	
	2001	2000
	港幣千元	港幣千元
銀行借款	**1,911,403**	1,750,000
其他借款	**26,320**	26,320
銀行透支	**41,528**	40,800
	1,979,251	1,817,120
擔保	**411,403**	—
不受擔保	**1,567,848**	1,817,120
	1,979,251	1,817,120

借款乃按現行市場利率計息，還款期如下：

	2001	2000
	港幣千元	港幣千元
一年內	**273,150**	40,800
一年至二年內	**750,951**	1,276,320
二年至五年內	**858,170**	500,000
超過五年	**96,980**	—
	1,979,251	1,817,120
減：列入流動負債之一年內到期款項	**(273,150)**	(40,800)
一年後到期款項	**1,706,101**	1,776,320

廿六 受約束的融資租賃

於結算日，最低租賃款總額與現值在以下期間如下：

	本集團			
	未付之最低租賃款總額		現值	
	2001 **港幣千元**	2000 港幣千元	**2001** **港幣千元**	2000 港幣千元
一年內	**1,221**	—	**1,004**	—
一年後至五年內	**563**	—	**470**	—
	1,784	—	**1,474**	—
減：未來財務費用	**(310)**	—	**—**	—
現有租期之承擔	**1,474**	—	**1,474**	
少於一年內的流動負債			**(1,004)**	—
非流動負債			**470**	—

而最低租賃款總額及現值之差額代表租賃折扣。

廿七 股本

	2001 **港幣千元**	2000 港幣千元
法定股本：		
3,000,000,000普通股，每股面值港幣二角	**600,000**	600,000
發行及繳足股本：		
2,817,327,395(2000年 — 2,817,327,395)普通股，每股面值港幣二角	**563,466**	563,466

截至二零零一年六月三十日止之兩年度並無股本變更。

廿八 儲備

	投資物業重估儲備 港幣千元	其他物業重估儲備 港幣千元	資本儲備 港幣千元	股份溢價 港幣千元	溢利保留 港幣千元	合計 港幣千元
本集團						
一九九九年七月一日結存						
前期報告	3,638,994	637,090	12,909	6,158,568	6,657,394	17,104,955
前期調整(附註甲)	—	(22,566)	—	—	(266,890)	(289,456)
重新列報	3,638,994	614,524	12,909	6,158,568	6,390,504	16,815,499
重新歸類	(196,581)	196,581	—	—	—	—
重估盈餘(虧損)						
本公司及其附屬公司	42,541	—	—	—	—	42,541
聯營公司	(79,249)	—	—	—	—	(79,249)
本年度溢利	—	—	—	—	1,607,663	1,607,663
重估儲備之變現	—	(17,245)	—	—	—	(17,245)
股息	—	—	—	—	(647,985)	(647,985)
二零零零年七月一日結存	3,405,705	793,860	12,909	6,158,568	7,350,182	17,721,224
重估虧損						
本公司及其附屬公司	(398,895)	(150,000)	—	—	—	(548,895)
聯營公司	(37,149)	—	—	—	—	(37,149)
本年度溢利	—	—	—	—	1,977,849	1,977,849
重估儲備之變現	—	(116,428)	—	—	—	(116,428)
股息	—	—	—	—	(648,492)	(648,492)
二零零一年六月三十日結存	2,969,661	527,432	12,909	6,158,568	8,679,539	18,348,109
本公司						
一九九九年七月一日結存	—	—	3,461	6,158,568	4,631,511	10,793,540
本年度溢利	—	—	—	—	549,533	549,533
股息	—	—	—	—	(647,985)	(647,985)
二零零零年七月一日	—	—	3,461	6,158,568	4,533,059	10,695,088
本年度溢利	—	—	—	—	663,188	663,188
股息	—	—	—	—	(648,492)	(648,492)
二零零一年六月三十日結存	—	—	3,461	6,158,568	4,547,755	10,709,784

廿八 儲備（續）

上文之儲備包括下列由本集團分佔之聯營公司收購後儲備：

	投資物業重估儲備 港幣千元	其他物業重估儲備 港幣千元	資本儲備 港幣千元	股份溢價 港幣千元	溢利保留 港幣千元	合計 港幣千元
一九九九年七月一日結存						
前期報告	1,561,916	22,566	—	—	3,024,847	4,609,329
前期調整（附註甲）	—	(22,566)	—	—	(266,890)	(289,456)
重新列報	1,561,916	—	—	—	2,757,957	4,319,873
重新歸類	(196,581)	196,581	—	—	—	—
重估虧損	(79,249)	—	—	—	—	(79,249)
重估儲備之變現	—	(17,245)	—	—	—	(17,245)
本年度溢利之變現	—	—	—	—	219,654	219,654
二零零零年七月一日結存	1,286,086	179,336	—	—	2,977,611	4,443,033
重估虧損	(37,149)	—	—	—	—	(37,149)
重估儲備	—	(116,428)	—	—	—	(116,428)
重新歸類之變現	—	—	—	—	(20,833)	(20,833)
本年度溢利	—	—	—	—	572,850	572,850
二零零一年六月三十日結存	1,248,937	62,908	—	—	3,529,628	4,841,473

上文之儲備包括下列由本集團分佔之共同控制公司收購後儲備：

	投資物業重估儲備 港幣千元	其他物業重估儲備 港幣千元	資本儲備 港幣千元	股份溢價 港幣千元	溢利保留 港幣千元	合計 港幣千元
一九九九年七月一日結存	—	—	—	—	45,581	45,581
本年度溢利保留	—	—	—	—	25,321	25,321
二零零零年七月一日結存	—	—	—	—	70,902	70,902
本年度溢利保留	—	—	—	—	6,871	6,871
重估	—	—	—	—	(77,773)	(77,773)
二零零一年六月三十日結存	—	—	—	—	—	—

附註：

（甲） 本集團之其中一間聯營公司於往年採用與本集團不一致之估值法將其發展中物業入賬，而本集團亦攤分其物業重估儲備用於抵銷其他聯營公司之其他物業重估虧損。於本年內，本集團將該等其他物業重估儲備經前期調整重新列報，於二零零零年六月三十日之聯營公司權益減少港幣174,435,000，於一九九九年七月一日之其他物業重估儲備減少港幣22,566,000及於一九九九年七月一日之溢利保留減少港幣266,890,000。而於截至二零零零年六月三十日止之兩年度之綜合收益表沒有重大之影響。

（乙） 本公司於結算日可供派發給股東之儲備已包括溢利保留結存為港幣4,547,755,000元（2000年—港幣4,533,059,000元）。

廿九 營運業務內經營溢利與現金流動之調節

	2001 港幣千元	2000 港幣千元
經營溢利	**2,224,809**	1,822,991
應佔聯營公司業績	**(1,480,615)**	(1,336,988)
應佔共同控制公司業績	**(8,259)**	(25,321)
利息收入	**(73,936)**	(21,107)
利息支出	**135,721**	155,832
折舊及攤銷	**62,789**	12,827
出售附屬公司盈利	**(582,181)**	—
商譽撇除	**4,408**	12,241
匯兑虧損	**1,706**	—
物業減值	**—**	345,214
待售的已建成物業減值	**14,397**	—
待發展物業減值	**336**	—
聯營公司及共同控制實體減值	**72,373**	586,720
出售物業、廠房及設備虧損	**815**	290
出售投資證券利潤	**(101,272)**	(1,239,351)
投資證券股息收入	**(8,932)**	(8,560)
應收售樓分期壞賬撥備	**9,539**	11,216
過時的存貨撥備	**101**	—
投資證券重估減值(盈餘)	**48,901**	(31,968)
待發展之物業之增加	**—**	(3,294)
應收售樓分期款之減少	**4,726**	1,873
已建成物業之減少	**6,275**	5,429
存貨之(增加)減少	**(19,943)**	5,929
存於信託人之預售樓款現金之減少	**—**	1
應收賬項、按金及預付費用之減少	**240,676**	130,671
發展中物業之增加	**(871)**	(486)
應付賬項及應付費用之增加(減少)	**45,289**	(13,535)
預售樓宇定金之(減少)增加	**(1,390)**	866
營運業務流入之現金淨額	**595,462**	411,490

卅 購入附屬公司

	2001 港幣千元	2000 港幣千元
購入資產（負債）淨值		
物業、廠房及設備	**1,466,546**	158
於聯營公司的權益	**16,749**	—
投資證券	**150**	—
存貨	**4,982**	—
應收賬項、按金及預付費用	**50,440**	—
已抵押銀行存款	**24,070**	—
銀行結存及現金	**65,224**	5
應付賬項及應付費用	**(43,147)**	(470)
融資租賃之承擔	**(1,410)**	—
稅項	**(3,569)**	—
借款	**(454,596)**	—
同系附屬公司貸款	**—**	(37)
股東貸款	**(161,533)**	—
轉為附屬公司前，聯營公司及共同控制實體之賬面價值	**(344,882)**	—
少數股東權益	**(559,259)**	—
流動資產（負債）淨額	**59,765**	(344)
商譽	**5,061**	344
	64,826	—
支付方式：		
現金	**64,826**	—
有關收購附屬公司的現金及現金等值流入淨值分析		
現金代價	**(64,826)**	—
收購所得銀行結存及現金	**65,224**	5
收購附屬公司的現金及現金等值流入淨值	**398**	5

收購之附屬公司對本集團之經營現金流量淨值，於本年提供港幣149,243,000元，在投資回報及融資費用支出港幣45,414,000元，所支付稅項支出為港幣10,301,000元及投資活動已收取港幣155,000元，而支付融資活動的費用是港幣123,169,000元。

收購之附屬公司對本集團的營業額提供港幣160,926,000元及本集團之經營溢利是港幣53,196,000元。

本集團去年購入附屬公司並沒有顯注影響去年及今年之現金流量及經營結果。

卅一 本年度融資變動分析

	受約束的融資租賃 港幣千元	同母系附屬借款 港幣千元	借款 港幣千元	少數股東 港幣千元
一九九九年七月一日結餘	—	49,209	3,260,875	111,446
銀行及其他新借款	—	—	1,550,000	—
償還銀行及其他借款	—	—	(3,034,555)	—
扣除派股息後之利潤	—	—	—	(3,001)
附屬公司收購	—	37	—	29,486
出售附屬公司之股份	—	—	—	1,683
融資現金流入淨額	—	236,069	—	1,663
二零零零年七月一日結餘	—	285,315	1,776,320	141,277
銀行及其他新借款	—	—	1,000,000	—
償還銀行及其他借款	—	—	(1,293,193)	—
應佔溢利減股息	—	—	—	(29,360)
附屬公司收購	1,410	—	454,596	559,259
租賃合約之開始	198	—	—	—
重估投資物業儲備分數	—	—	—	(4,424)
發行附屬公司股份予少數股東	—	—	—	897,546
認購出售附屬公司虧損	—		—	(582,181)
融資現金（流出）流入淨額	(134)	(64,282)	—	(3,765)
二零零一年六月三十日結餘	1,474	221,033	1,937,723	978,352

卅二 主要非現金交易

本年度集團之資產租賃資本值是港幣198,000元（2000年 — 無）。

卅三 遞延税項

於結算日，未經撥備之未確認潛在遞延税項資產之主要項目如下：

	本集團		本公司	
	2001	2000	**2001**	2000
	港幣千元	港幣千元	港幣千元	港幣千元
因時差而產生之税項影響， 其原因包括：				
税項折舊準備超出會計折舊準備	**(28,037)**	(9,925)	**—**	(1)
未使用之税務虧損	**190,809**	166,800	**3,390**	2,261
其他時間性差異	**(16)**	2,087	**—**	—
未經確認潛在遞延税項資產淨值	**162,756**	158,962	**3,390**	2,260

本年度未撥備之遞延税項之(收入)支出數額如下：—

	本集團		本公司	
	2001	2000	**2001**	2000
	港幣千元	港幣千元	港幣千元	港幣千元
因時差而產生之税項影響， 其原因包括：				
税項折舊準備(不足)超出 會計折舊準備	**18,112**	(6,965)	**(1)**	1
(產生)使用之税務虧損	**(24,009)**	47,426	**(1,129)**	(1,883)
其他時間性差異	**2,103**	(560)	**—**	—
未撥備之潛在遞延税項 (負債)資產淨值	**(3,794)**	39,901	**(1,130)**	(1,882)

基於可能產生之遞延税項資產未知會否於可見將來變現，遞延税項資產並未於財務報表確定。

因為出售集團的物業及長期投資所產生之盈利是不須繳税，所以並沒有就這些資產的重估盈餘提撥遞延税項。因此，重估所產生的盈餘並不構成時間性差異。

卅四 共同控制資產

已完成之物業包括集團所佔共同控制資產之權益，其賬面總值為港幣35,493,000元（2000年—港幣35,493,000元）。應付賬款、存入按金及應付費用當中包含本集團應佔共同控制資產所引起之負債為港幣434,000元（2000年—港幣441,000元）。

卅五 已抵押銀行存款／銀行及現金結存

於中國受外滙條例管制之已抵押銀行存款及銀行及現金結存項目總數為港幣113,411,000元（2000年 — 無）。

銀行及現金結存並無包括存於信託人之預售樓款現金（2000年 — 港幣190,000元）。

卅六 員工退休計劃

本集團的香港僱員均參與職業退休金計劃條例所界定的定額供款公積金計劃—恒基兆業公積金（「公積金」）或下述的另一界定供款計劃（「另項界定供款計劃」）或於強制性公積金計劃條例（「強積金條例」）登記之計劃（「強積金」）。

公積金的供款是按僱員的基本月薪由參與的僱主按4%至6%比率支付，僱員則支付2%。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款不得用以扣減僱主的日後供款。

至於另項界定供款計劃，供款由僱主及僱員各按僱員月薪5%共同供款，僱主可運用已沒收之供款減低應付供款額。

於二零零零年十二月一日或之後僱員不可加入公積金或另項界定供款計劃。

本集團僱員若非公積金或另項界定供款計劃之會員則參與強積金計劃。除強積金條例規定之最低利益外，本集團為參與強積計劃之僱員提供自願性補貼福利。

本集團亦為國內僱員參與由中國政府組織及施行之養老保險計劃，只需負責按僱員工資總額之若干百分比作出供款。

本集團截至二零零一年六月三十日共有退休福利成本港幣5,404,000元（2000年—港幣4,765,000元）計入收益表。

卅七 承擔項目及或然負債

於結算日，本集團及本公司之承擔項目及或然負債尚未列入賬目內者計有：

	本集團		本公司	
	2001 港幣千元	2000 港幣千元	**2001** 港幣千元	2000 港幣千元
(甲) 已簽約之物業收購，未來物業發展及物業裝修費用承擔	**23,808**	82,676	**—**	—
(乙) 已由董事批准但尚未簽約之未來物業發展及裝修費用	**—**	31	**—**	—
(丙) 本公司為附屬公司向銀行發出之擔保	**—**	—	**1,543,517**	1,790,137
(丁) 將來所有之最低租賃為不能取消之電訊網絡營業租賃期限				
— 一年內到期	**7,512**	9,911	**—**	—
— 一年後至五年內到期	**98**	1,500	**—**	—
	7,610	11,411	**—**	—
(戊) 將來所有之最低租賃為不能取消之樓宇營業租賃期限				
— 一年內到期	**32,612**	48,949	**—**	—
— 一年後至五年內到期	**30,590**	51,015	**—**	—
— 五年後到期	**4,361**	—	**—**	—
	67,563	99,964	**—**	—

註：

(甲) 根據租賃商議下，租期為三至二十年。

(乙) 此外，本公司就一間附屬公司的銀行履約擔保承擔或然負債為港幣19,000,000元（2000年—港幣40,000,000元）。該項履約擔保是按照本集團於二零零一年二月十六日獲授的固定電訊網絡服務牌照的條款而提供。

卅八 租賃期安排

在營運租賃，本集團屬承租人及出租人。本集團之不能取消之營運租賃承擔之資料詳列附註卅七。

出租人

於結算日，營運租賃物業如下：

	本集團	
	2001 **港幣千元**	2000 港幣千元
投資物業	**4,272,688**	4,676,007
已建成物業	**216,154**	216,231

這些物業租期為一年至三年，於約滿日，出租人不予承租人更新租約權。

於結算日，將來不可取消之營運租賃最低租賃款期限如下：

	本集團	
	2001 **港幣千元**	2000 港幣千元
一年內到期	**311,416**	90,739
一年後至五年內到期	**184,315**	50,440
總計	**495,731**	141,179

卅九 有關連人士的交易

本集團於本年度內曾與有關連人士達成以下之重大交易：—

	同母系附屬公司		聯營公司		共同控制公司	
	2001 港幣千元	2000 港幣千元	**2001** 港幣千元	2000 港幣千元	**2001** 港幣千元	2000 港幣千元
代理人佣金	**18,523**	18,338	**—**	—	**—**	—
大廈管理費	**55,636**	53,185	**—**	—	**—**	—
顧問服務收入	**5,390**	23	**536**	—	**—**	—
清潔服務費收入	**8,061**	1,229	**—**	—	**—**	—
會計費用	**5,921**	5,918	**—**	—	**—**	—
租金收入	**5,843**	6,086	**—**	—	**—**	—
租金支出	**57,311**	50,053	**4,004**	5,341	**—**	—
酒店管理支出	**—**	—	**3,467**	3,916	**—**	—
警衛服務收入	**62,458**	53,855	**—**	—	**—**	—
利息支出	**16,283**	18,154	**—**	—	**—**	—
利息收入	**—**	—	**3,155**	2,774	**—**	—
維修費用	**1,902**	5,305	**—**	—	**—**	—
專業費用	**2,270**	—	**280**	1,260	**—**	—
員工調借費用	**—**	—	**—**	4,342	**—**	—
貸款						
—免息	**—**	—	**80,501**	51,548	**—**	—
—計息	**221,033**	285,315	**—**	—	**—**	—
借款						
—免息	**—**	—	**66,418**	67,650	**—**	162,592
—計息	**—**	—	**60,000**	60,000	**—**	—
存出租按	**2,834**	2,515	**—**	—	**—**	—
數據服務收入	**—**	—	**—**	—	**—**	—
管理費	**2,474**	18	**—**	—	**—**	—
員工補償費用	**738**	—	**2,700**	—	**—**	—

除上述按香港銀行同業拆息或市場利率而計算利息之貸款及借款外，其他交易之成交價均以市值，如沒有市值，則以成本加百份比之利潤而釐定。

除上述外，於期內本集團與關連人士訂立之重大交易如下：

（甲） 於二零零零年六月十二日，恒基數碼與一間聯號公司—香港中華煤氣有限公司（「煤氣公司」）訂立特許協議有關以代價港幣1元使用若干商標。煤氣公司一間間接全資附屬公司與本公司一間附屬公司就有關使用域名簽訂特許協議，代價為港幣1元。各項特許協議並無固定年期，及倘其中一方未能履行協議，另一方則可終止協議。

（乙） 於二零零零年六月二十三日，恒基數碼與煤氣公司訂立協議，煤氣公司同意向本集團公司提供若干支援服務，包括結賬及收取每月非專利公眾電訊服務(PNETS)費及機頂盒租金、安裝機頂盒、客戶服務熱線、資訊科技支援、倉儲、物料供應及貨倉管理、市場推廣及銷售及後援送貨服務，費用實報實銷，年期由協議訂立日期起計三年，而本公司有權在此三年期屆滿前以三個月書面通知終止協議。

卅九 有關連人士的交易（續）

（丙）根據恒基數碼與煤氣公司於二零零零年六月二十三日訂立購股權協議，煤氣公司以代價港幣10元，授予恒基數碼購股權，倘名牌直銷有限公司（「名牌直銷」），其控股公司或持有名牌直銷所有重大資產、負債及業務的公司的股份將在香港聯合交易所有限公司或擁有類似國際地位（由本公司決定）的其他證券交易所上市，則可購買煤氣公司於名牌直銷的全部權業。

（丁）作為集團重組的一部份，本公司出售或促使其有關附屬公司出售若干現時已成為本集團成員的公司各自的全部已發行股本予恒基數碼，代價為恒基數碼配發及發行71,900,000股入賬列作繳足的股份予本公司的一間全資附屬公司。

（戊）本公司之附屬公司與其中間控股公司—恒基兆業地產有限公司（「恒基地產」）的一間附屬公司於二零零零年六月二十八日訂立協議，根據該協議，該恒基地產之附屬公司租予本集團特意為本集團用途而興建的整幢大廈為期五年，可有兩次續約權，每次可續約五年，每月租金（不包括差餉、管理費及其他開支）為首五年期每平方呎港幣11元，而當首個五年期屆滿時，則參考香港特別行政區政府在當時發表的消費物價指數因通脹／通縮的影響而調整，及第三個五年期則按當時的市場租金釐定。於二零零零年六月三十日，該物業尚未興建完成。

（己）於二零零零年六月二十八日，恒基數碼與恒基地產訂立協議，據此：

1. 恒基地產須促使成員公司向本集團的有關成員公司授出特許權／租約，以便在協議訂立日期起計五年期間，在恒基地產及其附屬公司但不包括本集團（統稱「恒基集團」）所發展、擁有及／或管理的大廈安裝提供本地無線固網服務所需的設備，費用經參考恒基集團有關成員公司向其他無關連客戶收取的費用計算或，如無可供比較的資料，不少於本集團可從其他無關連人士取得費用。於本年度，本集團支付特許權費用為港幣675,000元（二零零零年—無）予該成員公司。

2. 恒基數碼須促使本集團有關成員公司，在有關數據中心啟用日期後兩年期間，應恒基集團的成員公司的要求，向其提供本集團的數據中心設有的服務，費用經參考本集團有關成員公司向本集團其他無關連的客戶徵收的費用計算；及

3. 恒基數碼須促使本集團有關成員公司在協議訂立日期起計三年內為恒基集團的成員公司所發展、擁有及／或管理的物業提供高科技基建設計及顧問服務及本地無線固網服務，費用經參考本集團有關成員公司向本集團其他無關連的客戶徵收的費用計算。

   於二零零一年六月三十日，本集團支付提供高科技基建設計及顧問服務費為港幣2,929,000元（二零零零年—港幣23,000元）予該成員公司。

（庚）於二零零零年六月二十八日，恒基數碼與恒基地產訂立協議，據此：

1. 恒基地產須促使恒基集團有關成員公司在協議日期起計三年期內，向本集團提供有關本集團本地無線固網服務營運及租賃本集團的數據中心的機架及推廣該中心的服務的市場推廣支援，所收取佣金費用將與本集團向其他無關連的市場推廣服務供應商提出的收費水平相同；

2. 恒基數碼須促使本集團有關成員公司在協議日期起計三年期內，為恒基集團所發展及管理的物業提供軟件系統支援，費用經參考本集團有關成員公司向其他無關連的客戶提供該等服務的費用計算；及

   於二零零一年六月三十日，本集團支付軟件系統支援費用為港幣2,461,000元（二零零零年—無）予該成員公司。

3. 恒基地產由協議日起計為期三年按償還成本向本集團提供其中包活法律、秘書、會計、電腦及其他相關服務，以及使用辦公室設備。

   於二零零一年六月三十日，本集團支付法律、秘書、會計、電腦及其他相關服務以及使用辦公室設備之服務費用為港幣2,318,000元（二零零零年—港幣18,000元）予該成員公司。

卅九 有關連人士的交易(續)

(辛) 本集團現有兩個物業均由恒基地產的附屬公司管理。當賬項附註卅七(戊)所述物業(「該物業」)落成後，亦會由恒基地產的一家附屬公司管理。恒基地產的附屬公司將繼續或將會向本集團提供該等物業管理服務。

根據日期為二零零零年六月二十八日的函件，本集團附屬公司已同意委任恒基地產旗下一家附屬公司為該物業的物業管理公司，年期由該物業的租期生效之日起計三年。費用乃經參考無關連的物業管理服務提供者就目前同類相同等級的物業所收取的管理費後釐定。

於二零零一年六月三十日，已支付該附屬公司為本集團管理物業服務費為港幣71,000元(二零零零年—無)。

(壬) 本集團及煤氣公司及其附屬公司(「煤氣公司集團」)各成員公司目前為本集團一間附屬公司的入門網絡站提供資料及保險組合等內容。本集團及煤氣公司集團各成員公司將繼續為該附屬公司的入門網站提供內容。該安排將會根據一般商業條款及本集團日常業務中進行。

董事局認為以上的關連人士交易乃按一般商業條款及於本集團日常業務中進行，本公司於創業板上市後以上交易仍會繼續。

除上述外，本公司之控股公司為若干系內公司提供行政服務，如公司秘書、會計及人事等，因涉及之數額不大，所以該等服務乃免費提供。

除特別註明外，所有主要附屬公司皆在香港註冊及經營業務。主要附屬公司並沒有發行任何借貸資本。其有關資料如下：—

	已發行股本資料		股權擁有百分比 本公司	
主要業務	普通股股數	票面值 港元	直接	間接
(甲)物業發展				
凱康有限公司	2	1	100	—
波加置業有限公司	20,000	100	100	—
高來置業有限公司	200	100	100	—
好達置業有限公司	2	1	100	—
德美置業有限公司	20,000	100	100	—
富納置業有限公司	10,000	100	100	—
溢至投資有限公司	2	1	100	—
加隆置業有限公司	20,000	100	100	—
Gesund Investment Company Limited	2	100	100	—
殷利置業有限公司	10,000	100	100	—
祖利任有限公司	2	1	100	—
利先置業有限公司	4	100	50	25
Reeltack Investment Limited	30,000	100	100	—
Saxophon Limited	3,000,000	1	100	—
星飛有限公司	2	1	100	—
Vignette Investment Limited	2	1	100	—
(乙)物業投資				
** 波雅置業有限公司	2	100	100	—
	*1,000	100	100	—
世欣發展有限公司	2	1	100	—
** 迪加置業有限公司	2	1	100	—
	*2	1	100	—
** 迪靈傑置業有限公司	2	1	100	—
	*2	1	100	—
怡福發展有限公司	2	1	100	—
怡運發展有限公司	2	1	100	—
新福有限公司	2	1	—	100
旺偉發展有限公司	1,000	1	100	—
景協發展有限公司	2	1	—	100
金龍建業有限公司	12,200	100	100	—
** 鴻順置業有限公司	20,000	100	100	—
依時威置業有限公司	2	1	100	—
捷高置業有限公司	2	1	100	—
** 名士威有限公司	2	1	—	66.67
貫天置業有限公司	10,000	1	100	—
希祿發展有限公司	10,000	1	—	94.4
** Vansittart Investment Limited	2	1	100	—
** 偉城企業有限公司	2	1	—	66.67

主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司 直接	間接
（丙）財務				
恒基兆業發展信貸有限公司	2	1	—	100
恒基兆業發展財務有限公司	1,000	100	100	—
Henderson Investment Credit (1997) Limited	2	1	100	—
** Henderson Investment Finance (2000) Limited	2	1	100	—
** Henderson Investment Credit (2000) Limited	2	1	100	—
** 數碼財務有限公司 (前稱Asia Sun Limited)	2	1	—	66.67
** 恒基數碼財務有限公司	2	1	—	66.67
（丁）控股投資				
仁嘉發展有限公司	2	1	100	—
兆展發展有限公司	2	1	—	100
** Bonstar Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
輝煌企業有限公司	2	1	—	100
祥貴發展有限公司	2	1	100	—
** 中國投資集團有限公司	300,000	1,000	—	64.06
迪斯利置業有限公司	2	1	—	100
	*1,000	1	—	100
** Felix Technology Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
** Goldmark Venture Limited (英屬處女群島註冊及經營業務)	1	美元1	100	—
Graf Investment Limited	2	1	—	100
	*2	100	—	100
** 恒基數碼科技有限公司 (開曼群島註冊及香港經營業務)	125,000,000	0.1	—	66.67
Higgins Holdings Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
Kingsview International Limited (英屬處女群島註冊及經營業務)	1	美元1	100	—
Laidstone Investments Limited (英屬處女群島註冊及經營業務)	1	美元1	100	—
Macrostar Investment Limited	2	1	100	—
Medley Investment Limited	2	1	—	100
	*2	100	—	100

主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司 直接	間接
（丁）控股投資（續）				
** Midlink Pacific Limited （英屬處女群島註冊及經營業務）	1	美元1	100	—
Mount Sherpa Limited	2	1	—	100
	*2	10	—	100
Multiglade Holdings Limited （英屬處女群島註冊及經營業務）	1	美元1	—	100
隆添發展有限公司	2	1	—	92.81
** Newspeed Technology Limited （英屬處女群島註冊及經營業務）	1	美元1	—	100
Newmarket International Limited （英屬處女群島註冊及經營業務）	10	美元1	100	—
Paillard Investment Limited	2	1	—	100
	*2	100	—	100
Parson Investment Limited （英屬處女群島註冊及經營業務）	1	美元1	100	—
Podar Limited （英屬處女群島註冊及經營業務）	1	美元1	100	—
Ranko Investment Limited （英屬處女群島註冊及經營業務）	1	美元1	100	—
Rejoice Investments Limited （英屬處女群島註冊及經營業務）	1	美元1	100	—
** Senway Technology Limited (英屬處女群島註冊及經營業務）	1	美元1	—	66.67
兆堅建業有限公司	1,500	1	94.4	—
	*150,000	100	94.4	—
** St. Helena Holdings Co. Limited （英屬處女群島註冊及經營業務）	3	美元1	100	—
Threadwell Limited （英屬處女群島註冊及經營業務）	1	美元1	—	100
** Topgoal Limited （英屬處女群島註冊及經營業務）	1	美元1	—	100
利耀發展有限公司	2	1	100	—
Wiselin Investment Limited	2	1	—	100

主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司 直接	間接
(戊)零售				
千色店有限公司	2	1	—	100
(己)酒店管理				
** 金鷹管理有限公司	2	1	100	—
** 恒基兆業發展酒店管理有限公司	2	1	100	—
(庚)酒店				
** 香港麗東酒店有限公司	2	1	100	—
** 九龍麗東酒店有限公司	2	1	100	—
(辛)專業服務				
** 麗雅清潔服務有限公司	2	1	—	100
宏力保安服務有限公司	10,000	1	—	100
	400 +	1	—	—
(壬)基建項目				
(i) 香港註冊及經營業務				
** 百城實業有限公司	2	1	—	100

(ii) 中國成立及經營業務

	已發行／實繳註冊股本	權益擁有之百分比 直接	間接
** 杭州恒基錢江三橋有限公司	人民幣200,000,000	48	7.69
** 馬鞍山環通公路發展有限公司	人民幣99,450,000	—	31.39
** 寧波盈輝公路發展有限公司	人民幣88,000,000	—	24.98
** 寧波唯達公路發展有限公司	人民幣96,000,000	—	24.98
** 寧波智領公路發展有限公司	人民幣56,000,000	—	24.98
** 天津萬橋工程發展有限公司	人民幣20,000,000	—	44.84
** 天津津寧路橋建設發展有限公司	人民幣23,680,000	—	44.84

主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 本公司 直接	間接
（癸）資訊科技				
** 裕基科技有限公司	35,000,000	1	—	61.47
** 智慧居有限公司	2	1	—	66.67
** 恒基數據庫有限公司	2	1	—	66.67
** iCare.com Limited	2	1	—	66.67
（亥）製造				
** 城市食品有限公司	6,136,842	1	—	32.68

* 無表決權遞延股份
** 此等附屬公司非經德勤。關黃陳方會計師行核數。
\+ 優先股

以上為董事局認為對本公司損益賬或資產有重要影響之主要附屬公司。全部附屬公司之名單將附於本公司呈公司註冊處之年報內。

所有主要聯營公司均在香港註冊及經營，其有關資料如下：—

	本集團擁有已發行普通股股權之百分比	主要業務
上市公司		
香港中華煤氣有限公司	33.34	煤氣服務
香港小輪(集團)有限公司	30.98	物業發展
美麗華酒店企業有限公司	39.53	酒店經營
非上市公司		
忠港發展有限公司	50.00	物業投資
名達置業有限公司	50.00	物業發展
典翠投資有限公司	25.00	物業投資
星際發展有限公司	33.33	物業投資

以上為董事局認為對本集團損益賬及資產淨值有重要影響之主要聯營公司。

香港中華煤氣有限公司

綜合損益賬

	未核數 六個月止 30/6/2001 港幣百萬元	未核數 六個月止 30/6/2000 港幣百萬元	已核數 年度 31/12/2000 港幣百萬元
營業額	3,713.8	3,498.1	6,650.9
除稅前溢利	2,030.8	1,897.4	3,579.1
稅項	(327.2)	(302.3)	(445.8)
除稅後溢利	1,703.6	1,595.1	3,133.3
少數股東權益	(2.1)	(0.3)	(2.3)
股東應佔溢利	1,701.5	1,594.8	3,131.0
股息	(633.7)	(621.5)	(1,798.1)

截至二零零一年六月三十日止，在十二個月內之除稅前溢利內已扣除折舊及攤銷費用共港幣463.7百萬元（2000年—港幣458.6百萬元）。

綜合資產負債表

	已核數 結算日 31/12/2000 港幣百萬元	已核數 結算日 31/12/1999 港幣百萬元
固定資產	11,635.9	11,439.8
聯營公司	2,440.1	2,625.5
共同控制公司	25.0	—
其他投資	627.7	446.2
流動資產淨值	5,242.3	4,668.9
	19,971.0	19,180.4
財政來源：—		
股本	1,284.4	1,177.1
股本溢價	4,165.5	4,283.2
儲備金	13,661.8	12,712.2
股東權益	19,111.7	18,172.5
少數股東權益	50.0	47.2
遠期負債及遞延項目	809.3	960.7
	19,971.0	19,180.4

主要聯營公司賬目摘要（續）

香港小輪（集團）有限公司

綜合損益賬

	未核數 六個月止 30/6/2001 港幣百萬元	（調整） 未核數 六個月止 30/6/2000 港幣百萬元	已核數 年度 31/12/2000 港幣百萬元
營業額	1,046.2	592.7	776.5
除税前溢利	272.8	112.8	128.6
税項	(14.6)	(1.9)	(1.9)
除税後溢利	258.2	110.9	126.7
股息	(28.5)	(28.5)	(99.8)

截至二零零一年六月三十日止，在十二個月內之除税前溢利內已扣除折舊及攤銷費用共港幣23.8百萬元（2000年—港幣34.20百萬元）。

附註：代辦交易之營業額要重新調撥，目的是確保本週期之數據。

綜合資產負債表

	已核數 結算日 31/12/2000 港幣百萬元	已核數 結算日 31/12/1999 港幣百萬元
物業、廠房及機器	425.8	611.7
投資物業	179.5	188.0
發展中物業	3,610.5	3,868.5
其他非流動財務資產	53.4	85.8
流動負債淨值	(522.0)	(228.6)
銀行借款	—	(600.0)
延遞税項	(15.5)	(26.5)
	3,731.7	3,898.9
財政來源：—		
股本	356.3	356.3
儲備金	3,375.4	3,542.6
	3,731.7	3,898.9

美麗華酒店企業有限公司

綜合損益賬

	已核數 年度 31/3/2001 港幣百萬元	已核數 年度 31/3/2000 港幣百萬元
營業額	1,237.9	1,180.0
營業溢利	338.4	323.5
融資費用	(139.3)	(143.6)
應佔聯營公司虧損	4.1	1.6
除稅前溢利	203.2	181.5
稅項	(31.5)	(25.2)
除稅後溢利	171.7	156.3
少數股東權益	13.6	5.9
股東應佔溢利	185.3	162.2
股息	(184.7)	(161.6)

截至二零零一年三月三十一日止，在十二個月內之除稅前溢利內已扣除折舊及攤銷費用共港幣56.4百萬元(2000年—港幣64.7百萬元)。

綜合資產負債表

	已核數 結算日 31/3/2001 港幣百萬元	已核數 結算日 31/3/2000 港幣百萬元
投資物業	6,204.0	6,169.9
物業、廠房及設備	2,505.5	2,325.3
發展中物業	394.1	324.0
聯營公司權益	144.8	161.5
非買賣證券	22.3	27.0
限制現金	25.1	76.7
流動負債淨值	(97.4)	(464.6)
其他遞延項目	(1,712.3)	(1,336.2)
	7,486.1	7,283.6
財政來源：—		
股本	404.1	404.1
股本溢價	287.6	287.6
儲備金	6,579.7	6,326.7
股東權益	7,271.4	7,018.4
少數股東權益	214.7	265.2
	7,486.1	7,283.6

Corporate Information 公司資料

BOARD OF DIRECTORS 董事局

* Dr. Lee Shau Kee 李兆基博士
D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.)
Chairman and Managing Director
主席兼總經理

* Lee Ka Kit 李家傑
Vice Chairman
副主席

* Colin Lam Ko Yin 林高演
B.Sc., A.C.I.B., M.B.I.M., F.C.I.T.
Vice Chairman
副主席

Sir Po-shing Woo 胡寶星爵士
Hon. LL.D., F.C.I.Arb., F.I Mgt., F.Inst.D., F.H.K.M.A.

Philip Yuen Pak Yiu 阮北耀

Leung Hay Man 梁希文
F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.

* Lee Tat Man 李達民

* Lee King Yue 李鏡禹

* Eddie Lau Yum Chuen 劉壬泉

* Li Ning 李 寧
B.Sc., M.B.A.

* Lee Ka Shing 李家誠

* Patrick Kwok Ping Ho 郭炳濠
B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.

* Ho Wing Fun 何永勳

* Lau Chi Keung 劉智強
J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb.

* Donald Cheung Ping Keung 張炳強
B.A., F.R.I.C.S., A.A.C.I., F.H.K.I.S., M.H.I.R.E.A., R.P.S.

* Augustine Wong Ho Ming 黃浩明
F.H.K.I.S., M.R.I.C.S., M.C.I.Arb., R.P.S. (G.P.)

* Suen Kwok Lam 孫國林
H.I.R.E.A.

* Patrick Sit Pak Wing 薛伯榮
A.C.I.S., F.H.I.R.E.A.

Jackson Woo Ka Biu 胡家驃
MA (Oxon)
(Alternate Director to Sir Po-shing Woo
胡寶星爵士之替代董事)

* *Executive Directors 執行董事*

APPOINTED MANAGERS 委任經理人

Henderson Real Estate Agency Limited
恒基兆業地產代理有限公司

COMPANY SECRETARY 公司秘書

John Yip Ying Chee 葉盈枝
LL.B., F.C.I.S.

REGISTERED OFFICE 註冊辦事處

6th Floor, World-Wide House,
19 Des Voeux Road Central,
Hong Kong
香港德輔道中十九號
環球大廈6樓

Telephone 電話	:	(852) 2908 8888
Facsimile 傳真	:	(852) 2908 8838
Internet 國際互聯網址	:	http://www.hld.com
E-Mail 電子郵件	:	henderson@hld.com

REGISTRARS 股份登記及過戶處

Standard Registrars Limited
5th Floor,
Wing On Centre,
111 Connaught Road Central,
Hong Kong
標準證券登記有限公司
香港中環干諾道中一一一號
永安中心5樓

AUTHORISED REPRESENTATIVES 授權代表

Colin Lam Ko Yin 林高演

John Yip Ying Chee 葉盈枝

AUDITORS 核數師

Deloitte Touche Tohmatsu
德勤•關黃陳方會計師行

SOLICITORS 律師

Lo & Lo 羅文錦律師行

Woo, Kwan, Lee & Lo 胡關李羅律師行

Yung, Yu, Yuen & Co. 翁余阮律師行

PRINCIPAL BANKERS 主要往來銀行

The Hongkong and Shanghai Banking Corporation Limited 香港上海滙豐銀行有限公司

Hang Seng Bank Limited 恒生銀行有限公司

Bank of China 中國銀行

Standard Chartered Bank 渣打銀行

The Bank of East Asia, Limited 東亞銀行有限公司

The Chase Manhattan Bank 美國大通銀行

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders of the Company will be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Monday, 10th December, 2001 at 12:00 noon to transact the following businesses:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2001.

2. To declare a Final Dividend.

3. To re-elect Directors and fix their remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognized by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution; and

(b) the expression "Relevant Period" shall for the purposes of this Resolution have the same meaning as assigned to it under Ordinary Resolution (A) set out in the notice convening this Meeting.

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) above provided that such amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "THAT:

if upon the allotment and issue of all or any of the shares of the Company pursuant to the general mandates given in Ordinary Resolutions (B) and (C) above or otherwise being approved by the Directors and the aggregate nominal amount of the share capital of the Company in issue after the said allotment and issue of shares shall exceed HK$600,000,000, the authorised share capital of the Company be increased from time to time immediately prior to the said allotment and issue to such amount up to but not exceeding HK$720,000,000 as the Directors deem necessary or expedient by the creation of the appropriate number of additional new ordinary shares of HK$0.20 each up to but not exceeding 600,000,000."

By Order of the Board
John Yip
Secretary

Hong Kong, 4th October, 2001

Notes:

(1) A member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Tuesday, 4th December, 2001 to Monday, 10th December, 2001, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Monday, 3rd December, 2001.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2001 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

(6) Concerning Ordinary Resolution (D) of item 5 above, approval is being sought from Members to increase the authorised share capital of the Company from time to time up to but not exceeding HK$720,000,000 as and when required.

股東週年大會通告

本公司謹訂於二零零一年十二月十日（星期一）中午十二時正，假座香港干諾道中五號文華東方酒店松鶴及竹林廳舉行股東週年大會，商議下列事項：

（一）省覽本公司截至二零零一年六月三十日止年度之已審核賬目、董事局及核數師報告。

（二）通過派發末期股息。

（三）重選董事及釐定董事酬金。

（四）重聘核數師及授權董事局釐定其酬金。

（五）作為特別事項處理，考慮及酌情通過下列各項議案為普通決議案：

(A) 「動議：

(a) 在下文(b)段之規限下，一般性及無條件批准董事局於有關期間（如下文所釋）內，按照一切適用法例及香港聯合交易所有限公司（「聯交所」）或其他任何證券交易所不時修訂之證券上市規則之規定，行使本公司一切權力，以購回本公司在聯交所或可能在其他獲聯交所及證券及期貨事務監察委員會認可之任何證券交易所掛牌之本公司股本中每股面值港幣0.20元之普通股；

(b) 依據上文(a)段之批准而購回本公司股份之面值總額不得超過於本決議案日期本公司已發行股本面值總額百分之十，而上述批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依據香港法例第三十二章公司條例本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本決議案所載之權力經由股東在股東大會通過普通決議案將之撤銷或修訂之日。」

(B) 「動議：

(a) 無條件授予董事局一般性權力，於有關期間（如下文所釋）內行使本公司之一切權力，配發、發行及處理本公司額外股份，並訂立及授予或需在有關期間或其後行使該項權力之售股建議、協議或購股權；惟所涉及之股份（但不包括根據(i)供股權的配發；或(ii)行使授予本公司及／或本公司之附屬公司僱員之任何購股計劃或類似安排之購股權；或(iii)行使本公司可能發行之任何認股權證之認購權；或(iv)根據本公司之公司細則以股代息而增發之股份）不得超過於本決議案日期本公司已發行股本面值總額百分之二十；及

(b) 就本決議案而言,「有關期間」一詞與召開本大會之通告內之第(A)項普通決議案所賦予之涵義相同。

「供股」指於本公司董事局訂定之期間內,向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時持有該等股份之比例提呈配售本公司股本中之股份之建議(惟本公司董事局認為必須或適宜時,可就零碎股份或按照任何香港以外地區之法例之任何限制或責任或任何認可管制機構或證券交易所之規定取消股份持有人在此方面之權利或作出其他安排)。」

(C) 「動議:

將相當於本公司自授予董事局一般性權力之日起依據上文所載之第(A)項普通決議案授予董事局行使本公司權力購回本公司股本中之股份面值總額之數額,加入董事局根據上文所載之第(B)項普通決議案可依據一般授權配發、發行及處理本公司額外股份或同意有條件或無條件配發、發行及處理之股本之面值總額內,藉以擴大授予董事局當時已生效之一般性權力(根據該項授權,董事局可行使本公司之權力配發股份),惟加入一般授權內之購回股份之面值總額,不得超過於本決議案日期本公司已發行股本面值總額百分之十。」

(D) 「動議:

倘董事局依據上文所載之第(B)及(C)項普通決議案或以其他方式批准配發及發行本公司所有或任何股份,以及在該等股份配發及發行後,本公司已發行之股本超過港幣600,000,000元之情況下,本公司於上述股份配發及發行前,在董事局認為需要或適當時,可予不時透過增加不超過600,000,000股每股面值港幣0.20元之額外普通股股份,增加本公司之法定股本至不超過港幣720,000,000元。」

承董事局命
秘書
葉盈枝 謹啟

香港,二零零一年十月四日

註:

(一) 凡有權出席上述會議及投票之本公司股東,可委派一位或多於一位代表出席及投票,代表人不必為本公司之股東。代表委任書必須填妥,並於開會前至少四十八小時送達香港德輔道中十九號環球大廈6樓本公司註冊辦事處。

(二) 本公司由二零零一年十二月四日(星期二)起至二零零一年十二月十日(星期一)止,首尾兩天在內,暫停接受辦理股份登記及過戶手續。

(三) 為確保享有末期股息之權利,所有股份過戶文件連同有關股票,最遲須於二零零一年十二月三日(星期一)下午四時前送達香港中環干諾道中一一一號永安中心5樓本公司股份登記及過戶處標準證券登記有限公司辦理轉名手續。

(四) 關於上述第(五)項之(A)項普通決議案詳情之說明函件,將連同二零零一年年報寄予股東。

(五) 關於上述第(五)項之(B)及(C)項普通決議案,要求股東授權之原因,乃為遵照公司法例第五十七(B)節及聯交所之證券上市規則而提出,藉以確保董事局在公司擬配發及發行不超過本公司已發行股本百分之二十之新股及依據上述第(五)項之(A)項普通決議案之一般授權而購回之股份時,獲得靈活及絕對之處理權。然而,董事局茲聲明本公司現並無任何發行新股計劃。

(六) 關於上述第(五)項之(D)項普通決議案,乃要求股東在需要之情況下,通過將本公司之法定股本不時增加至不超過港幣720,000,000元。

Henderson Investment Limited — Proxy Form

Form of Proxy for use of Shareholders at the Annual General Meeting convened at 12:00 noon on the 10th day of December, 2001.

I/We (note 1) ______________________________

of ______________________________

being the holder(s) of (note 2) ______________________________ Shares of HK$0.20

each of the abovenamed Company hereby appoint ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

to act as my/our proxy at the Annual General Meeting of the Company to be held on the 10th day of December, 2001 at 12:00 noon and at any adjournment thereof and to vote on my/our behalf as directed below.

Please indicate with a "✓" in the spaces provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

		FOR	AGAINST
1	To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2001.	☐	☐
2	To declare a Final Dividend.	☐	☐
3	To re-elect Dr. Lee Shau Kee as director.	☐	☐
	To re-elect Sir Po-shing Woo as director.	☐	☐
	To re-elect Mr. Lee Tat Man as director.	☐	☐
	To re-elect Mr. Lee King Yue as director.	☐	☐
	To re-elect Mr. Patrick Kwok Ping Ho as director.	☐	☐
	To re-elect Mr. Sit Pak Wing as director.	☐	☐
	To fix the remuneration of directors.	☐	☐
4	To re-appoint Auditors and authorise the Directors to fix their remuneration.	☐	☐
5	To approve the Ordinary Resolutions in item 5 of the Notice of Annual General Meeting		
	(A) To give a general mandate to the Directors to repurchase shares.	☐	☐
	(B) To give a general mandate to the Directors to allot new shares.	☐	☐
	(C) To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	☐	☐
	(D) To increase the authorised share capital to HK$720,000,000 as and when required.	☐	☐

Dated ______________________________

Signature ______________________________

In the presence of:

Witness ______________________________

NOTES:

1 Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

2 Please insert the number of Shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

3 A proxy need not be a member of the Company.

4 In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.

5 In the case of a corporation this form of proxy must be under its Common Seal or under the hand of an officer or attorney duly authorised.

6 To be valid this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's registered office at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not later than 48 hours before the time of the meeting or any adjournment thereof.

7 Any alterations made in this form should be initialled.

恒基兆業發展有限公司
代表委任書

二零零一年十二月十日中午十二時正所召開之股東週年大會之代表委任書

本人(吾等)(註一) ______________________________

寓 ______________________________

持有上述公司每股面值港幣二角股份共 ______________________________ 股(註二),

茲委任 ______________________________

寓 ______________________________,

如其未克出席,則委任 ______________________________

寓 ______________________________ 為代表,出席

二零零一年十二月十日中午十二時正所召開之本公司股東週年大會(及其一切延會)並參加投票如下所示。

請在下欄內填上「✓」號,以表示贊成或反對,如未有明確指示,則其所委派之代表於投票時,有權自行作出決定。

		贊成	反對
1	省覽截至二零零一年六月三十日止年度之已審核賬目、董事局及核數師報告。	☐	☐
2	通過派發末期股息。	☐	☐
3	重選李兆基博士連任董事。	☐	☐
	重選胡寶星爵士連任董事。	☐	☐
	重選李達民先生連任董事。	☐	☐
	重選李鏡禹先生連任董事。	☐	☐
	重選郭炳濠先生連任董事。	☐	☐
	重選薛伯榮先生連任董事。	☐	☐
	釐定董事酬金。	☐	☐
4	重聘核數師及授權董事局釐定其酬金。	☐	☐
5	通過列於股東週年大會通告內第五項之普通決議案		
	(A) 有關授權董事局一般性權力以購回股份事宜。	☐	☐
	(B) 有關授權董事局一般性權力以發行新股事宜。	☐	☐
	(C) 有關授權董事局一般性權力以發行面值相等於本公司購回股份面值總額新股事宜。	☐	☐
	(D) 在需要之情況下增加法定股本至港幣720,000,000元。	☐	☐

日期:二零零一年 __________ 月 __________ 日　　簽署 ______________________________

見證人簽署 ______________________________

附註:

一　請用正楷填上姓名及地址。

二　請填上　台端持有之登記股數。如未有填上股數,則以　台端在股東名冊內所登記之全部股數為準。

三　所委任之代表毋須為本公司之股東。

四　如屬聯名股東,則就所載各項議案投票時,本公司得接納在公司股東名冊內排名首位之聯名股東或其委派之代表投票,其他聯名股東即無權投票。

五　如股東為一有限公司,則代表委任書須蓋上公司印章,或由公司行政主管或合法授權人親筆簽署。

六　代表委任書連同簽署人之授權書或其他授權文件或由公證人簽署證明之副本,最遲須於股東週年大會或延會召開前四十八小時送達香港德輔道中十九號環球大廈6樓,本公司註冊辦事處方為有效。

七　代表委任書之每項更正,均須由簽署人簡簽認可。